As filed with the Securities and Exchange Commission on September 23, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONN’S, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5731	06-1672840
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3295 College Street

Beaumont, Texas 77701

(409) 832-1696

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Thomas J. Frank, Sr.

Chairman of the Board and Chief Executive Officer

Conn’s, Inc.

3295 College Street

Beaumont, Texas 77701

(409) 832-1696

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

COPIES TO:

Thomas W. Hughes D. Forrest Brumbaugh Winstead Sechrest & Minick P.C. 5400 Renaissance Tower 1201 Elm Street Dallas, Texas 75270 (214) 745-5400	M. Hill Jeffries Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

Approximate date of commencement of proposed sale of securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$68,425,000	$5,536.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities At of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where such an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2003

                    Shares

Common Stock

This is the initial public offering of common stock by Conn’s, Inc. We are selling              shares of our common stock. The selling stockholder identified in this prospectus is selling an additional              shares. We will not receive any of the proceeds from the sale of shares by the selling stockholder. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price of our common stock to be between $         and $         per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “CONN.”

You should consider the risks we have described in “ Risk Factors” beginning on page 7 before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholder	$	$

The underwriters have an option to purchase up to an additional              shares from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments of shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on or about             , 2003.

Stephens Inc.	SunTrust Robinson Humphrey

The date of this prospectus is                     , 2003

[Map of Texas and Louisiana

indicating existing store locations

and new store locations under development]

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. You should not rely on any information provided by anyone that is different or inconsistent. Information on our website is not incorporated into this prospectus by reference and should not be considered part of this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. You should read carefully this entire prospectus, especially “Risk Factors” and our consolidated financial statements and related notes, before making a decision to invest in our common stock.

Effective August 1, 2001, we changed our fiscal year end from July 31 to January 31. As a result, we have a six month transitional fiscal period ended January 31, 2002. We sometimes refer to our twelve month fiscal years ended July 31, 1999, 2000 and 2001 and January 31, 2003, 2004 and 2005 as “fiscal 1999,” “fiscal 2000,” “fiscal 2001,” “fiscal 2003,” “fiscal 2004” and “fiscal 2005,” respectively.

Unless we indicate otherwise, the information set forth in this prospectus includes reference to our subsidiary prior to our reincorporation immediately prior to the closing of this offering and reflects a 70-for-1 stock split effected as a stock dividend in July 2002.

Conn’s, Inc.

Our Business

We are a specialty retailer of home appliances and consumer electronics operating 42 stores in the southwestern United States. We sell major home appliances including refrigerators, freezers, washers, dryers and ranges, and a variety of consumer electronics including projection, plasma and LCD televisions, camcorders, VCRs, DVD players and home theater products. We also sell home office equipment, lawn and garden products and bedding, and we continue to introduce additional product categories for the home to help increase same store sales and to respond to our customers’ product needs. We offer over 1,100 product items, or SKUs, at good-better-best price points representing such national brands as General Electric, Whirlpool, Frigidaire, Mitsubishi, Sony, Panasonic, Thomson Consumer Electronics, Simmons, Hewlett Packard and Compaq. Based on revenue in 2002, we were the 12th largest retailer of home appliances in the United States, and we are either the first or second leading retailer of home appliances in terms of market share in the majority of our existing markets.

We are known for providing excellent customer service, and we believe that our customer-focused business strategies make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional and local retailers. We believe these strategies drive repeat purchases and enable us to generate substantial brand name recognition and customer loyalty. During fiscal 2003, approximately 54% of our credit customers, based upon the number of invoices written, were repeat customers.

In 1994, we realigned and added to our management team, enhanced our infrastructure and refined our operating strategy to position ourselves for future growth. From fiscal 1994 to fiscal 1999, we selectively grew our store base from 21 to 26 stores while improving operating margins from 5.2% to 8.7%. Since fiscal 1999, we have increased our number of stores by more than 60% from 26 to 42 and have grown our revenues and pre-tax operating income at compounded annual growth rates of 20.1% and 25.4%, respectively. We have achieved average annual same store sales growth of 10.9% over the three fiscal year period ended July 31, 2001, and 8.4% over the two year period ended January 31, 2003. We plan to continue growing by expanding into the Dallas/Fort Worth market with at least three new stores in the second half of fiscal 2004.

Business Strategy

Our objective is to be the leading specialty retailer of home appliances and consumer electronics in each of our markets. We strive to achieve this objective through the execution of the following strategies:

•	Providing a high level of customer service. Emphasizing customer service as a key component of our culture has allowed us to achieve customer satisfaction levels at rates between 90% and 95%. We measure customer satisfaction in our customer service on the sales floor, in our delivery operation and in our service department by sending survey cards to all customers for whom we have delivered or installed a product or made a service call. Our customer service resolution department attempts to address all customer complaints within 48 hours of receipt.

•	Developing and retaining highly trained and knowledgeable sales personnel. We require all sales personnel to specialize in home appliances, consumer electronics or “track” products, which include computers, camcorders, DVD players, cameras and telephones that are sold within the interior of a large colorful track that circles the interior floor of our stores. All new sales personnel must complete an intensive two-week classroom training program followed by an additional week of on-the-job training riding in a delivery and service truck to observe how we serve our customers after the sale is made.

•	Offering a broad range of customer-driven, brand name products. We offer a comprehensive selection of high-quality, brand name merchandise to our customers at guaranteed low prices. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. To facilitate our responsiveness to customer demand, we use our prototype store, located near our corporate offices in Beaumont, Texas, to test the sale of all new products and obtain customers’ reactions to new display formats before introducing these products and display formats to our other stores.

•	Offering flexible financing alternatives through our proprietary credit programs. Historically, we have financed approximately 60% of our retail sales through our internal credit programs. We believe our credit programs expand our potential customer base, increase our sales revenue and enhance customer loyalty by providing our customers immediate access to financing alternatives that our competitors typically do not offer. Approximately 60% of customers who have active credit accounts with us take advantage of our monthly in-store payment option, which we believe results in additional sales to these customers.

•	Maintaining same day and next day distribution capabilities. We maintain four regional distribution centers and two related facilities that cover all of our major markets. Using our fleet of transfer and delivery vehicles, we are able to deliver products from these facilities on the day of, or the day after, the sale to approximately 95% of our customers.

•	Providing outstanding product repair service. We service every product that we sell, and we service only the products that we sell, ensuring that our customers will receive our service technicians’ exclusive attention for their product repair needs.

Growth Strategy

In addition to executing our business strategy, we intend to continue to achieve profitable, controlled growth by increasing same store sales, opening new stores and updating, expanding or relocating our existing stores.

•	Increasing same store sales. We plan to increase our same store sales by remerchandising our product offerings in response to changes in consumer demands, training our sales personnel to increase sales closing rates, updating stores every three years on average and continuing to emphasize a high level of customer service. As an example, we have recently developed a new strategy for the merchandising of our track products, including separate merchandising plans and displays, separate sales and managerial personnel, convenient check-out procedures and diversified inventory.

•	Opening new stores. We plan to continue the pace of our new store openings in our five existing major markets, in adjacent markets and in new markets by opening three to five new stores in fiscal 2004 and an additional four to six new stores in fiscal 2005. Our prototype store for future expansion, which has from 20,000 to 24,000 square feet of retail selling space, is approximately 15% larger than our average existing store.

•	Existing and adjacent markets. We intend to increase our market presence by opening new stores in our existing markets and in markets adjacent to our five existing major markets. New store openings in these locations will allow us to leverage our existing distribution and advertising and capitalize on our brand name recognition and reputation.

•	New markets. We have executed leases to open three stores in the Dallas/Fort Worth metroplex during fiscal 2004. We also have identified several additional markets that meet our criteria for site selection, including the Rio Grande Valley in southwest Texas, New Orleans and central Louisiana around Shreveport, Monroe and Alexandria. We intend to enter these new markets, along with others in neighboring states, over the next several years.

•	Updating, expanding or relocating stores. Over the last three years, we have updated, expanded or relocated all of our stores. We have implemented our larger prototype store model at all locations at which the physical space would accommodate the required design changes. After updating, expanding or relocating a store, we expect to increase sales significantly at those stores.

About Us

We began as a small plumbing and heating business in 1890. We began selling home appliances to the retail market in 1937 through one store located in Beaumont, Texas. We opened our second store in 1959 and have since grown to 42 stores, selling home appliances, consumer electronics, home office equipment, lawn and garden products and bedding.

We were formed as a Delaware corporation in January 2003 with an initial capitalization of $1,000 to become the holding company for Conn Appliances, Inc., a Texas corporation. We have had no operations to date. Immediately before the closing of the initial public offering of our common stock described in this prospectus, Conn Appliances, Inc., our current parent company, will become our operating subsidiary, and the common and preferred shareholders of Conn Appliances, Inc. will become common and preferred stockholders of Conn’s, Inc. on a share-for-share basis. As used in this prospectus, “Conn’s,” “we,” “us” and “our” refer to Conn’s, Inc. and its consolidated subsidiaries, including Conn Appliances, Inc. and its subsidiaries, and “Conn Texas” refers to Conn Appliances, Inc. and its subsidiaries.

Our principal executive offices are located at 3295 College Street, Beaumont, Texas 77701. Our telephone number at that address is (409) 832-1696. Our website address is www.conns.com. Information contained on our website is not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	To reduce a portion of our existing debt, to redeem a portion of our outstanding preferred stock and for general corporate purposes, including continued growth and expansion of our business.

Proposed Nasdaq National Market symbol	“CONN”

The number of shares of common stock to be outstanding after this offering excludes:

•	2,859,767 shares available for future issuance under our director and employee stock option plans, of which 1,223,890 shares are issuable upon the exercise of outstanding stock options at July 31, 2003, at a weighted average exercise price of $8.31 per share; and

•	1,267,085 shares available for future issuance under our employee stock purchase plan.

Except as otherwise noted, all information in this prospectus assumes:

•	the completion of the Delaware reorganization whereby Conn Texas will become our wholly-owned subsidiary immediately prior to the closing of this offering;

•	that all of the preferred stockholders of Conn Texas who will become our preferred stockholders as a result of the Delaware reorganization will elect to redeem their Conn’s preferred stock for cash in response to the call for redemption that we will make immediately after the closing of this offering, except for Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer, Stephens Group, Inc., Stephens Inc. and affiliates of Stephens Group, Inc. (the “SGI Affiliates”) who own shares of our preferred stock, all of whom we expect will elect to redeem their preferred stock for shares of our common stock; and

•	that the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data

The following summary consolidated financial data for the fiscal years ended July 31, 1999, 2000, and 2001, the six month period ended January 31, 2002, and the fiscal year ended January 31, 2003, are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. The summary consolidated financial data for the twelve month period ended January 31, 2002 and for the six month periods ended July 31, 2002 and 2003 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended July 31, 2003 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 2004.

	Twelve Months Ended July 31,			Six Months Ended January 31, 2002	Twelve Months Ended January 31,		Six Months Ended July 31,
	1999	2000	2001		2002	2003	2002	2003
	(dollars and shares in thousands, except per share amounts)
Statement of Operations Data (1):
Total revenues	$236,748	$279,665	$330,267	$208,748	$382,083	$450,082	$220,003	$239,586
Earnings before interest and taxes	20,509	28,425	31,366	19,437	35,944	39,180	18,775	19,651
Interest expense, net	6,024	4,836	3,754	2,940	4,855	7,237	3,125	3,217
Net income from continuing operations	8,761	14,598	17,733	10,553	19,959	20,601	10,094	10,607
Discontinued operations, net of tax	224	30	(546)	—	—	—	—	—
Net income	8,985	14,628	17,187	10,553	19,959	20,601	10,094	10,607
Less preferred stock dividends (2)	(1,857)	(2,046)	(2,173)	(1,025)	(1,939)	(2,133)	(1,067)	(1,173)

Net income available for common stockholders	$7,128	$12,582	$15,014	$9,528	$18,020	$18,468	$9,027	$9,434

Earnings per common share:
Basic	$0.41	$0.73	$0.87	$0.56	$1.06	$1.10	$0.54	$0.56
Diluted	$0.41	$0.72	$0.87	$0.55	$1.04	$1.10	$0.54	$0.56
Average common shares outstanding:
Basic	17,489	17,350	17,169	17,025	17,060	16,724	16,728	16,720
Diluted	17,489	17,384	17,194	17,327	17,383	16,724	16,728	16,720

Other Financial Data:
Stores open at end of period	26	28	32	36	36	42	39	42
Same store sales growth	13.6%	8.9%	10.3%	16.7%	15.6%	1.1%	6.8%	(0.9)%
Inventory turns (3)	5.5	5.6	5.9	7.5	6.8	6.1	7.6	7.3
Gross margin percentage (4)	37.9%	38.4%	37.9%	38.0%	38.0%	37.6%	38.3%	35.9%
Operating margin (5)	8.7%	10.2%	9.5%	9.3%	9.4%	8.7%	8.5%	8.2%
Return on average equity (6)	40.2%	42.8%	36.7%	35.9%	34.9%	28.3%	29.9%	23.9%
Capital expenditures	$6,781	$6,920	$14,833	$10,551	$13,954	$15,070	$9,319	$1,775

	As of July 31, 2003
	Actual	Pro Forma(7)	Pro Forma As Adjusted(7)(8)
Balance Sheet Data:
Working capital	$78,402
Total assets	190,005
Total debt	43,380
Preferred stock	15,226
Total stockholders’ equity	94,667

(1)	Information excludes the operations of the rent-to-own division that we sold in February 2001.
(2)	Dividends were not actually declared or paid but are presented for purposes of earnings per share calculations.
(3)	Inventory turns are defined as the cost of goods sold, excluding warehousing and occupancy cost, divided by the average of beginning and ending inventory; information for the six months ended January 31, 2002 and July 31, 2002 and 2003 has been annualized for comparison purposes.
(4)	Gross margin percentage is defined as total revenues less cost of goods sold, including warehousing and occupancy cost, divided by total revenues.
(5)	Operating margin is defined as earnings before interest and taxes divided by total revenues.
(6)	Return on average equity is calculated as current period net income from continuing operations divided by the average of beginning and ending equity; information for the six months ended January 31, 2002 and July 31, 2002 and 2003 has been annualized for comparison purposes.
(7)	The pro forma and pro forma as adjusted balance sheet data assumes that all of our preferred stockholders, except Thomas J. Frank, Sr., Stephens Group, Inc., Stephens Inc. and the SGI Affiliates, elect to receive cash in response to the call for redemption of our preferred stock that we will make immediately after the closing of this offering.
(8)	The pro forma as adjusted balance sheet data give effect to our sale of shares of common stock at an assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth in the cover page of this prospectus) and the application of the estimated net proceeds as described in “Use of Proceeds.”

RISK FACTORS

An investment in our common stock involves risks and uncertainties. You should consider carefully the following information about these risks and uncertainties, together with the other information contained in this prospectus, before buying shares of our common stock. The occurrence of any of the risks described below could adversely affect our business, financial condition or results of operations. In that case, the trading price of our stock could decline, and you could lose all or part of the value of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also harm our business.

Risks Related to our Business

Our success depends substantially on our ability to open and operate profitably new stores in existing, adjacent and new geographic markets.

We plan to open three to five new stores in fiscal 2004 and to continue our expansion by opening an additional four to six new stores in fiscal 2005. These new stores include three stores in the Dallas/Fort Worth metroplex, where we have not previously operated. We have not yet selected sites for all of the stores that we plan to open within the next 18 months. We may not be able to open all of these stores, and any new stores that we open may not be profitable. Either of these circumstances could have a material adverse effect on our financial results.

There are a number of factors that could affect our ability to open and operate new stores consistent with our business plan, including:

•	competition in existing, adjacent and new markets;

•	competitive conditions, consumer tastes and discretionary spending patterns in adjacent and new markets that are different from those in our existing markets;

•	a lack of consumer demand for our products at levels that can support new store growth;

•	limitations created by covenants and conditions under our credit facilities and our asset-backed securitization program;

•	the availability of additional financial resources;

•	the substantial outlay of financial resources required to open new stores and the possibility that we may recognize little or no related benefit;

•	an inability or unwillingness of vendors to supply product on a timely basis at competitive prices;

•	the failure to open enough stores in new markets to achieve a sufficient market presence;

•	the inability to identify suitable sites and to negotiate acceptable leases for these sites;

•	unfamiliarity with local real estate markets and demographics in adjacent and new markets;

•	problems in adapting our distribution and other operational and management systems to an expanded network of stores;

•	difficulties associated with the hiring, training and retention of additional skilled personnel, including store managers; and

•	higher costs for print, radio and television advertising.

These factors may also affect the ability of any newly opened stores to achieve sales and profitability levels comparable with our existing stores or to become profitable at all.

If we are unable to manage our growing business, our revenues may not increase as anticipated, our cost of operations may rise and our profitability may decline.

We face many business risks associated with growing companies, including the risk that our management, financial controls and information systems will be inadequate to support our planned expansion. Our growth plans will require management to expend significant time and effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing, warehousing and distribution systems and employee training programs. We cannot predict whether we will be able to manage effectively these increased demands or respond on a timely basis to the changing demands that our planned expansion will impose on our management, financial controls and information systems. If we fail to manage successfully the challenges our growth poses, do not continue to improve these systems and controls or encounter unexpected difficulties during our expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

The inability to obtain funding for our credit operations through securitization facilities or other sources may adversely affect our business and expansion plans.

We finance most of our customer receivables through asset-backed securitization facilities. The master trust arrangement governing these facilities currently provides for two separate series of asset-backed notes that allow us to finance up to $450 million in customer receivables. Under each note series, we transfer customer receivables to a qualifying special purpose entity in exchange for cash, subordinated securities and the right to receive cash flows equal to the interest rate spread between the transferred receivables and the notes issued to third parties (“interest only strip”). This qualifying special purpose entity, in turn, issues notes that are collateralized by these receivables and entitle the holders of the notes to participate in certain cash flows from these receivables. The Series A program is a $250 million variable funding note held by Three Pillars Funding Corporation, of which $46 million was drawn as of July 31, 2003. The Series B program consists of $200 million in private bond placements that was fully drawn as of July 31, 2003.

Our ability to raise additional capital through further securitization transactions, and to do so on economically favorable terms, depends in large part on factors that are beyond our control. These factors include:

•	conditions in the securities and finance markets generally;

•	conditions in the markets for securitized instruments;

•	the credit quality and performance of our financial instruments;

•	our ability to obtain financial support for required credit enhancement;

•	our ability to service adequately our financial instruments;

•	the absence of any material downgrading or withdrawal of ratings given to our securities previously issued in securitizations; and

•	prevailing interest rates.

Our ability to finance customer receivables under our current asset-backed securitization facilities depends on our compliance with covenants relating to our business and our customer receivables. If these programs reach their capacity or otherwise become unavailable, and we are unable to arrange substitute securitization facilities or other sources of financing, we may have to limit the amount of credit that we make available through our customer finance programs. This may adversely affect revenues and results of operations. Further, our inability to obtain funding through securitization facilities or other sources may adversely affect the profitability of outstanding accounts under our credit programs if existing customers fail to repay outstanding credit due to our refusal to grant additional credit. Since our cost of funds under our bank credit facility is expected to be greater in future years than our cost of funds under our current securitization facility, increased reliance on our bank credit facility may adversely affect our net income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Off-Balance Sheet Financing Arrangements.”

An increase in short-term interest rates may adversely affect our profitability.

The interest rates on our bank credit facility and the Series A program under our asset-backed securitization facility fluctuate up or down based upon the LIBOR rate, the prime rate of our administrative agent or the federal funds rate in the case of the bank credit facility and the commercial paper rate in the case of the Series A program. To the extent that such rates increase, the fair value of the interest only strip will decline and our interest expense could increase which may result in a decrease in our profitability.

We have significant future capital needs which we may be unable to fund, and we may need additional funding sooner than currently anticipated.

We will need substantial capital to finance our expansion plans, including funds for capital expenditures, pre-opening costs and initial operating losses related to new store openings. We may not be able to obtain additional financing on acceptable terms. If adequate funds are not available, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results or cash flows.

We estimate that capital expenditures during fiscal 2004 will be approximately $10 million and that capital expenditures during future years will likely exceed this amount. We expect that cash provided by operating activities, available borrowings under our credit facility, access to the unfunded portion of our asset-backed securitization program and the net proceeds of this offering will be sufficient to fund our operations, store expansion and updating activities and capital expenditure programs through at least January 31, 2005. However, this may not be the case. We may be required to seek additional capital earlier than anticipated if future cash flows from operations fail to meet our expectations and costs or capital expenditures related to new store openings exceed anticipated amounts.

A decrease in our credit sales could lead to a decrease in our product sales and profitability.

Historically, we have financed approximately 60% of our retail sales through our internal credit programs. Our ability to provide credit as a financing alternative for our customers depends on many factors, including the quality of our accounts receivable portfolio. Payments on some of our credit accounts become delinquent from time to time, and some accounts end up in default, due to several factors, including general and local economic conditions. As we expand into new markets, we will obtain new credit accounts that may present a higher risk than our existing credit accounts since new credit customers do not have an established credit history with us. A general decline in the quality of our accounts receivable portfolio could lead to a reduction of available credit provided through our finance operations. As a result, we might sell fewer products, which could adversely affect our earnings. Further, because approximately 60% of our credit customers make their credit account payments in our stores, any decrease in credit sales could reduce traffic in our stores and lower our revenues. A decline in the credit quality of our credit accounts could also cause an increase in our credit losses, which could require us to increase the provision for bad debts on our statement of operations and result in an adverse effect on our earnings. See “Business—Finance Operations.”

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our net sales.

A large portion of our sales represent discretionary spending by our customers. Many factors affect discretionary spending, including world events, war, conditions in financial markets, general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, taxation, unemployment trends and other matters that influence consumer confidence and spending. Our customers’ purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and profitability could decline.

We face significant competition from national, regional and local retailers of major home appliances and consumer electronics.

The retail market for major home appliances and consumer electronics is highly fragmented and intensely competitive. We currently compete against a diverse group of retailers, including national mass merchants such as Sears, Wal-Mart, Target, Sam’s Club and Costco, specialized national retailers such as Circuit City and Best Buy, home improvement stores such as Lowe’s and Home Depot, and locally-owned regional or independent retail specialty stores that sell major home appliances and consumer electronics similar, and often identical, to those we sell. We also compete with retailers that market products through store catalogs and the Internet. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs and better sustain economic downturns. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to promotion and sale of products and services. If two or more competitors consolidate their businesses or enter into strategic partnerships, they may be able to compete more effectively against us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

•	expansion by our existing competitors or entry by new competitors into markets where we currently operate;

•	lower pricing;

•	aggressive advertising and marketing;

•	extension of credit to customers on terms more favorable than we offer;

•	larger store size, which may result in greater operational efficiencies, or innovative store formats; and

•	adoption of improved retail sales methods.

Competition from any of these sources could cause us to lose market share, revenues and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations.

If new products are not introduced or consumers do not accept new products, our sales may decline.

Our ability to maintain and increase revenues depends to a large extent on the periodic introduction and availability of new products and technologies. We believe that the introduction and continued growth in consumer acceptance of new products, such as DVD players, digital television and digital radio, will have a significant impact on our ability to increase revenues. These products are subject to significant technological changes and pricing limitations and are subject to the actions and cooperation of third parties, such as movie distributors and television and radio broadcasters, all of which could affect the success of these and other new consumer electronics technologies. It is possible that new products will never achieve widespread consumer acceptance.

If we fail to anticipate changes in consumer preferences, our sales may decline.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to major household appliances and consumer electronics. If we fail to identify and respond to these changes, our sales of these products may decline. In addition, we often make commitments to purchase products from our vendors up to six months in advance of proposed delivery dates. Significant deviation from the projected demand for products that we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to reduce prices to sell excess inventory.

A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our sales to decline.

The success of our business and growth strategies depends to a significant degree on our relationships with our suppliers, particularly our brand name suppliers such as General Electric, Whirlpool, Frigidaire, Maytag, Mitsubishi, Sony, Hitachi, Panasonic, Thomson Consumer Electronics, Toshiba, Hewlett Packard and Compaq. We do not have long term supply agreements or exclusive arrangements with the majority of our vendors. We typically order our inventory through the issuance of individual purchase orders to vendors. We also rely on our suppliers for cooperative advertising support. We may be subject to rationing by suppliers with respect to a number of limited distribution items. In addition, we rely heavily on a relatively small number of suppliers. Our top six suppliers represented 65.3% of our purchases for fiscal 2003, and the top two suppliers represented more than 29.2% of our total purchases. See “Business—Products and Merchandising—Purchasing.” The loss of any one or more of these key vendors or our failure to establish and maintain relationships with these and other vendors could have a material adverse effect on our results of operations and financial condition.

Our ability to enter new markets successfully depends, to a significant extent, on the willingness and ability of our vendors to supply merchandise to additional warehouses or stores. If vendors are unwilling or unable to supply some or all of their products to us at acceptable prices in one or more markets, our results of operations and financial condition could be materially adversely affected.

Furthermore, we rely on credit from vendors to purchase our products. As of July 31, 2003, we had $31.9 million in accounts payable and $50.4 million in merchandise inventories. A substantial change in credit terms from vendors or vendors’ willingness to extend credit to us would reduce our ability to obtain the merchandise that we sell, which could have a material adverse effect on our sales and results of operations.

You should not rely on our comparable store sales as an indication of our future results of operations because they fluctuate significantly.

Our historical same store sales growth figures have fluctuated significantly from quarter to quarter. For example, same store sales growth for each of the quarters of fiscal 2003 and the two quarters included in the six month period ended July 31, 2003 were 14.7%, 0.1%, (3.3%), (3.7%), 1.1% and (2.5%), respectively. Even though we achieved double-digit same store sales growth in the past, we may not be able to increase same store sales in the future. This is reflected in the declining rate of increases or, in some cases, actual decreases, in same store sales that have occurred over the last several quarters. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

•	changes in competition;

•	general economic conditions;

•	new product introductions;

•	consumer trends;

•	changes in our merchandise mix;

•	changes in the relative sales price points of our major product categories;

•	the impact of our new stores on our existing stores, including potential decreases in existing stores’ sales as a result of opening new stores;

•	weather conditions in our markets;

•	timing of promotional events; and

•	our ability to execute our business strategy effectively.

Changes in our quarterly and annual comparable store sales results could cause the price of our common stock to fluctuate significantly.

Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate, which could adversely affect our common stock price.

We experience seasonal fluctuations in our net sales and operating results. In fiscal 2003, we generated 27.1% and 25.1% of our net sales and 29.7% and 25.8% of our net income in the fiscal quarters ended January 31 (which include the holiday selling season) and July 31 (which include the effects of summer air conditioner sales), respectively. We also incur significant additional expenses during these fiscal quarters due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarters ending January 31 and July 31, our net sales could decline, resulting in excess inventory, which could harm our financial performance. A shortfall in expected net sales, combined with our significant additional expenses during these fiscal quarters, could cause a significant decline in our operating results. This could adversely affect our common stock price.

Our business could be adversely affected by changes in consumer protection laws and regulations.

Federal and state consumer protection laws and regulations, such as the Fair Credit Reporting Act, limit the manner in which we may offer and extend credit. Any adverse change in the regulation of consumer credit could adversely affect our sales and cost of goods sold. For example, new laws or regulations could limit the amount of interest or fees that may be charged on consumer loan accounts or restrict our ability to collect on account balances, which would have a material adverse effect on our earnings. Compliance with existing and future laws or regulations could require us to make material expenditures, in particular personnel training costs, or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines or additional licensing expenses, any of which could have an adverse effect on our results of operations and stock price. See “Business—Regulation.”

Pending litigation relating to the sale of credit insurance and the sale of service maintenance agreements in the retail industry, including one lawsuit in which we are the defendant, could adversely affect our business.

States’ attorneys general and private plaintiffs have filed lawsuits against other retailers relating to improper practices conducted in connection with the sale of credit insurance in several jurisdictions around the country. We offer credit insurance in all of our stores and require the purchase of property credit insurance products from us or from third party providers in connection with sales of merchandise on credit; therefore, similar litigation could be brought against us. Additionally, we have been named as a defendant in a purported class action lawsuit alleging breach of contract and violations of state and federal consumer protection laws arising from the terms of our service maintenance agreements. While we believe we are in full compliance with applicable laws and regulations, if we are found liable in the class action lawsuit or any future lawsuit regarding credit insurance or service maintenance agreements, we could be required to pay substantial damages or incur substantial costs as part of an out-of-court settlement, either of which could have a material adverse effect on our results of operations and stock price. An adverse judgment or any negative publicity associated with our service maintenance agreements or any potential credit insurance litigation could also affect our reputation, which could have a negative impact on sales. See “Business—Legal Proceedings.”

If we lose key management or are unable to attract and retain the highly qualified sales personnel required for our business, our operating results could suffer.

Our future success depends to a significant degree on the skills, experience and continued service of Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer, William C. Nylin, Jr., our President and Chief Operating Officer, C. William Frank, our Executive Vice President and Chief Financial Officer, David R. Atnip, our Senior Vice President and Secretary/Treasurer, and other key personnel. We have entered into employment agreements with each of these named individuals, all of which include confidentiality and other customary provisions. If we lose the services of any of these individuals, or if one or more of them or other key personnel decide to join a competitor or otherwise compete directly or indirectly with us, our business and operations could be harmed, and we could have difficulty in implementing our strategy. In addition, as our business grows, we will need to locate, hire and retain additional qualified sales personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel as needed in the future, our net sales growth and operating results could suffer.

Because our stores are located in Texas and Louisiana, we are subject to regional risks.

Our 42 stores are located exclusively in Texas and Louisiana. This subjects us to regional risks, such as the economy, weather conditions, hurricanes and other natural disasters. If the region suffered an economic downturn or other adverse regional event, there could be an adverse impact on our net sales and profitability and our ability to implement our planned expansion program. Several of our competitors operate stores across the United States and thus are not as vulnerable to the risks of operating in one region.

Our information technology infrastructure is vulnerable to damage that could harm our business.

Our ability to operate our business from day to day, in particular our ability to manage our credit operations and inventory levels, largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information, aggregate daily sales information and manage our credit portfolio. These systems and our operations are vulnerable to damage or interruption from:

•	power loss, computer systems failures and Internet, telecommunications or data network failures;

•	operator negligence or improper operation by, or supervision of, employees;

•	physical and electronic loss of data or security breaches, misappropriation and similar events;

•	computer viruses;

•	intentional acts of vandalism and similar events; and

•	hurricanes, fires, floods and other natural disasters.

The software that we have developed to use in granting credit may contain undetected errors that could cause our network to fail or our expenses to increase. Any failure due to any of these causes, if it is not supported by our disaster recovery plan, could cause an interruption in our operations and result in reduced net sales and profitability.

If we are unable to maintain our current insurance coverage for our service maintenance agreements, our customers could incur additional costs and our repair expenses could increase, which could adversely affect our financial condition and results of operations.

There are a limited number of insurance carriers that provide coverage for our service maintenance agreements. If insurance becomes unavailable from our current carriers for any reason, we may be unable to provide replacement coverage on the same terms, if at all. Even if we are able to obtain replacement coverage, higher premiums could have an adverse impact on our profitability if we are unable to pass along the increased cost of such coverage to our customers. Inability to obtain insurance coverage for our service maintenance agreements could cause fluctuations in our repair expenses and greater volatility of earnings.

Changes in trade regulations, currency fluctuations and other factors beyond our control could affect our business.

A significant portion of our inventory is manufactured overseas and in Mexico. Changes in trade regulations, currency fluctuations or other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, resulting in a material adverse effect on our sales, margins or competitive position.

We may be unable to protect our intellectual property rights, which could impair our name and reputation.

We believe that our success and ability to compete depends in part on consumer identification of the name “Conn’s.” We have applied for registration of our trademark “Conn’s” and our logo. We intend to protect vigorously our trademark against infringement or misappropriation by others. A third party, however, could misappropriate our intellectual property in the future. The enforcement of our proprietary rights through litigation could result in substantial costs to us that could have a material adverse effect on our financial condition or results of operations.

We may incur costs from litigation or increased regulation relating to products that we sell.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell causes physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted against us. If a successful claim is brought against us in excess of our insurance coverage, it could harm our business. Even unsuccessful claims could result in the expenditure of funds and diversion of management attention and could have a negative impact on our business.

Risks Related to our Common Stock and this Offering

Because of its significant stock ownership, a trust to be established by Stephens Group, Inc. will be able to exert significant control over our future direction.

Prior to the completion of this offering, Stephens Group, Inc., Stephens Inc. and the SGI Affiliates will have contributed all of the shares of our stock owned by them to a voting trust, which will contain approximately         % of our outstanding common stock. The trustee of the voting trust will be appointed by Stephens Group, Inc. but will not be a director, officer or employee of Stephens Group, Inc., Stephens Inc. or any of their affiliates. The trustee will be required under the terms of the voting trust agreement to vote the shares in the voting trust “for” or “against” those proposals submitted to our stockholders (including proposals involving the election of directors) in the same proportion as votes cast “for” and “against” those proposals by all other stockholders. As long as these shares continue to be held in the voting trust, the voting power of all of our other stockholders will be magnified by the operation of the voting trust, and Stephens Group, Inc. and its affiliates will not be able to exercise voting control over our business. However, if the voting trust were terminated, depending upon the number of shares then outstanding and the number of shares voted on a particular matter, Stephens Group, Inc. and its affiliates might be able to exercise substantial influence over all matters requiring our stockholders’ approval, including the election of our entire board of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. Our board of directors has the authority to make decisions affecting our management policies, operations, affairs and capital structure, including decisions to issue additional stock, implement stock repurchase programs and incur indebtedness. This concentration of ownership may delay, prevent or deter a change in control, deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or our assets and adversely affect the market price of our common stock. The trust expires in October 2013 and Stephens Group, Inc. has the right to terminate the trust prior to its expiration. See “Principal and Selling Stockholders.” If the trust were terminated, Stephens Inc. might be prohibited from making a market in our common stock.

You will not have control over management’s use of the proceeds from this offering.

We expect to use the net proceeds from this offering to reduce a portion of our existing debt, to redeem a portion of our outstanding preferred stock and for general corporate purposes. However, we will have broad discretion in how we use the net proceeds from this offering. We may ultimately decide to use the proceeds for purposes other than the purposes indicated in this prospectus. We may decide not to use proceeds for any one or more of the indicated purposes. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds or to approve these decisions. See “Use of Proceeds.”

The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.

Our common stock has not been sold in a public market prior to this offering. An active trading market in our common stock may not develop after this offering. If an active trading market develops, it may not continue and the trading price of our common stock may fluctuate widely as a result of a number of factors that are beyond our control, including our perceived prospects, changes in analysts’ recommendations or projections and changes in overall market valuation. The stock market has experienced extreme price and volume fluctuations that have affected the market prices of the stocks of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. The selling price for shares of our common stock in this offering was not established in a competitive market but was negotiated with the representatives of the underwriters based on a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the offering price.

You will incur immediate and substantial dilution in the book value of your investment.

The initial public offering price of our common stock will be substantially higher than the current net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share, based on an assumed initial public offering price of $             per share. The exercise of outstanding options or the issuance of additional shares in the future may result in further dilution. See “Dilution.”

Substantial amounts of our common stock could be sold in the near future, which could depress our stock price.

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that public sales of shares of common stock after this offering, or the perception that these sales could occur, and the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. All of our currently outstanding shares of common stock are “restricted securities” under the Securities Act of 1933, as amended. These shares are eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act or otherwise. Additionally, certain of our stockholders, owning              shares, or     %, of our common stock after this offering, have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after this date of this prospectus. Sales of a significant number of shares of our common stock in the public market could adversely affect the market price of the common stock. See “Shares Eligible for Future Sale” and “Underwriting.”

Our anti-takeover provisions and Delaware law could prevent or delay a change in control of our company, even if such a change of control would be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such a change in control would be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions include:

•	a board of directors that is classified such that only one-third of directors are elected each year;

•	authorization of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	a prohibition against stockholder action by written consent and a requirement that all stockholder actions be taken at a meeting of our stockholders; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which limits business combination transactions with 15% or greater stockholders that our board of directors has not approved. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We sometimes use words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “project” and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements. Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events. Specifically, this prospectus contains forward-looking statements relating to, among other things:

•	our growth strategy and plans regarding opening new stores and entering adjacent and new markets, including our plans to expand into the Dallas/Fort Worth metroplex;

•	our intention to update or expand existing stores;

•	estimated capital expenditures and costs related to the opening of new stores or the update or expansion of existing stores;

•	the sufficiency of the proceeds from this offering, our cash flows from operations, borrowings from our revolving line of credit and proceeds from securitizations to fund our operations, debt repayment and expansion;

•	technological and market developments, growth trends and projected sales in the home appliance and consumer electronics industry, including with respect to digital products like DVD players, HDTV, digital radio, home networking devices and other new products, and our ability to capitalize on such growth;

•	our relationships with key suppliers;

•	the adequacy of our distribution and information systems and management experience to support our expansion plans;

•	our expectations regarding competition and our competitive advantages;

•	the outcome of litigation affecting our business; and

•	nonpayment of dividends.

We have based our forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about us that may cause actual results to differ from these forward-looking statements are described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not happen.

The forward-looking statements in this prospectus reflect our views and assumptions only as of the date of this prospectus. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $             million, or $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

We intend to use approximately $34.9 million of the net proceeds from this offering to pay the following existing indebtedness:

•	Revolving and Term Notes. As of July 31, 2003, we had approximately $20.5 million in outstanding revolving debt and $13.5 million in outstanding term debt under our bank credit facility. The revolving notes mature on September 13, 2005 and provide for quarterly interest payments at a variable rate, which was 4.5% as of July 31, 2003. The term notes mature on September 13, 2005, and provide for aggregate quarterly payments of $1.5 million plus interest at a variable rate, which was 4.0% as of July 31, 2003. We intend to pay the outstanding revolving debt in full and pay $5.0 million of the outstanding term debt.

•	Short-Term Notes. As of July 31, 2003, we had approximately $1.8 million in outstanding notes payable to a bank and $3.5 million payable to an insurance company. These notes represent short-term borrowings under revolving agreements that bear interest as of July 31, 2003, at 3.75% (in the case of the bank debt which is prime less 0.50%) and 7.50% (in the case of the insurance company debt which is prime plus 1.0% with a floor of 7.50%). The bank debt matures in April 2004, and the insurance company debt matures in November 2003.

•	Promissory Notes Payable to Former Stockholders. As of July 31, 2003, we had approximately $4.0 million in outstanding notes payable to two former stockholders. One of the notes, with a balance of $3.4 million, is subordinated to our senior debt, bears interest at 9% and matures in July 2005. The other note, with a balance of $0.6 million, is unsecured, bears interest at 6% and matures in January 2005.

•	Installment Obligations Payable to Financial Institutions. As of July 31, 2003, we had approximately $0.1 million in outstanding notes payable to various financial institutions. These notes represent installment obligations that are due monthly and that had a weighted average interest rate of 4.12% as of July 31, 2003.

We expect to use up to approximately $1.7 million of the net proceeds from this offering to redeem outstanding shares of our preferred stock immediately after the closing of this offering. See “Certain Relationships and Related Transactions—Redemption of our Preferred Stock.”

We expect to use the remaining proceeds of approximately $             million for general corporate purposes, including the continued growth and expansion of our business.

The amount of funds we actually use for any particular purpose will depend on many factors, including changes in our business strategy, material changes in our revenues, expenses and cash flow, and other factors described in “Risk Factors.” For example, if our future revenues and cash flow are less than we currently anticipate, we may need to support our ongoing business operations with proceeds of this offering that we would otherwise use to support growth and expansion. Accordingly, except for the required repayment of the $5.0 million in outstanding term debt and the payment to effect the redemption of our preferred stock, our management will have significant discretion over the use and investment of the net proceeds of this offering and may spend such proceeds for any purpose, including purposes not presently contemplated.

Pending the uses described above, we intend to invest the net proceeds of this offering in interest-bearing accounts, short-term interest-bearing investment grade securities or both.

We will not receive any proceeds from the sale of common stock by the selling stockholder.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain all of our earnings in the foreseeable future to finance the operation and expansion of our business. Additionally, our bank credit facility currently prohibits us from declaring or paying any dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” Our future dividend policy will also depend on the requirements of any future financing arrangements to which we may be a party and other factors considered relevant by our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of July 31, 2003, on:

•	an actual basis;

•	a pro forma basis reflecting the receipt of cash by all of our preferred stockholders except Thomas J. Frank, Sr., Stephens Group, Inc., Stephens Inc. and the SGI Affiliates upon the redemption of our preferred stock immediately following the closing of this offering; and

•	a pro forma as adjusted basis (1) reflecting the receipt of cash by all of our preferred stockholders except Thomas J. Frank, Sr., Stephens Group, Inc., Stephens Inc. and the SGI Affiliates upon the redemption of our preferred stock immediately following the closing of this offering; (2) giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share after deducting underwriting discounts and estimated offering expenses; and (3) reflecting our application of the estimated net proceeds of the offering as described in “Use of Proceeds.”

You should read the following table together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of July 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands, except per share amounts)
Long-term debt, including current portion	$38,105

Stockholders’ equity:
Preferred stock, $0.01 par value: 300,000 shares authorized, actual; 1,000,000 shares authorized, pro forma and pro forma as adjusted; 174,648 shares issued and outstanding, actual; and no shares issued and outstanding, pro forma and pro forma as adjusted	15,226

Common stock, $0.01 par value: 30,000,000 shares authorized, actual; 40,000,000 shares authorized pro forma and pro forma as adjusted; 16,719,990 shares issued and outstanding, actual; shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	172

Paid-in capital	—
Retained earnings	78,739
Accumulated other comprehensive income	4,141
Treasury stock	(3,611)

Total stockholders’ equity	94,667

Total capitalization	$132,772

The amounts above reflect balances at July 31, 2003, except that the redemption price of the preferred stock is determined as of November 30, 2003, to reflect the accumulation of dividends through the estimated date of the closing of the offering.

The number of shares of common stock issued and outstanding on an actual basis, a pro forma basis and a pro forma as adjusted basis is based on the number of shares issued and outstanding as of July 31, 2003. It excludes:

•	2,859,767 shares available for future issuance under our director and employee stock option plans, of which 1,223,890 shares are issuable upon the exercise of stock options outstanding at July 31, 2003, at a weighted average exercise price of $8.31 per share; and

•	1,267,085 shares available for future issuance under our employee stock purchase plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

The actual net tangible book value of Conn Texas common stock as of July 31, 2003, was $86.7 million, or approximately $3.65 per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities and the liquidation value of the outstanding Conn Texas preferred stock, divided by the number of shares of Conn Texas common stock outstanding as of July 31, 2003. All of the Conn Texas preferred stock will be converted into an equal number of shares of our preferred stock in connection with the Delaware reorganization that will take place immediately prior to the closing of this offering, and we will redeem all of our preferred stock shortly after the closing of the offering. Assuming that Thomas J. Frank, Sr., Stephens Group, Inc., Stephens Inc. and the SGI Affiliates elect to receive shares of our common stock in the redemption of their shares of preferred stock and that all of our other preferred stockholders elect to receive cash, the pro forma net tangible book value of our common stock as of July 31, 2003, after giving effect to the redemption but not the issuance of shares of our common stock in this offering, would be $             million, or approximately $             per share. The pro forma net tangible book value of the common stock would be $             million, or approximately $             per share, if all of the holders of preferred stock elected to receive common stock in the redemption.

Dilution in pro forma as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale by us of              shares of our common stock at an assumed initial public offering price of $             per share and deduction of estimated underwriting discounts and offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2003, would be approximately $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis.(1)

Assumed initial public offering price		$

Actual net tangible book value as of July 31, 2003	$3.65

Increase attributable to redemption of preferred stock

Pro forma net tangible book value

Increase attributable to new investors

Pro forma as adjusted net tangible book value after giving effect to the offering

Dilution to new investors		$

(1)	If all preferred stockholders elect to receive common stock in the redemption, the increase attributable to redemption of preferred stock would be $ per share, the pro forma net tangible book value would be $ per share, the increase attributable to new investors would be $ per share, the pro forma as adjusted net tangible book value after giving effect to the offering would be $ per share and the dilution to new investors would be $ per share.

The following table summarizes, on a pro forma as adjusted basis as of July 31, 2003, the total number of shares of our common stock purchased, the total consideration paid for these shares and the average price per share paid by existing stockholders and by new investors in this offering, calculated after deducting estimated underwriting discounts and offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		%	$	%	$

If the underwriters exercise their over-allotment option in full, sales in this offering will reduce the number of shares of common stock held by our existing stockholders to approximately     % of the total shares of common stock outstanding after the offering and will increase the number of shares held by new investors to              shares, or approximately     % of the total shares of common stock outstanding after the offering.

The above tables exclude              shares of common stock to be sold by the selling stockholder to new investors in this offering and assume no exercise of any outstanding stock options. As of July 31, 2003, there were options outstanding to purchase 1,223,890 shares of common stock at a weighted average exercise price of $8.31 per share. To the extent that any options that are outstanding or that will be issued in the future are exercised, purchasers of the common stock in this offering may incur further dilution. See “Capitalization” and “Management – Employee Equity Incentive Plans – Amended and Restated 2003 Incentive Stock Option Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the fiscal years ended July 31, 1998, 1999, 2000 and 2001, the six month period ended January 31, 2002, and the fiscal year ended January 31, 2003, are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. The summary consolidated financial data for the twelve month period ended January 31, 2002 and for the six month periods ended July 31, 2002 and 2003 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended July 31, 2003 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 2004.

	Twelve Months Ended July 31,				Six Months Ended January 31, 2002	Twelve Months Ended January 31,		Six Months Ended July 31,
	1998	1999	2000	2001		2002	2003	2002	2003
	(dollars and shares in thousands, except per share amounts)
Statement of Operations Data (1):
Net sales	$194,412	$208,378	$249,077	$292,388	$182,611	$335,548	$389,496	$190,323	$209,441
Finance charges and other	13,071	28,370	30,588	37,879	26,137	46,535	60,586	29,680	30,145

Total revenues	207,483	236,748	279,665	330,267	208,748	382,083	450,082	220,003	239,586
Operating expense:
Cost of goods sold, including warehousing and occupancy costs	138,007	147,098	172,143	204,973	129,395	236,784	281,065	135,828	153,593
Selling, general and administrative expense	50,085	69,141	78,304	92,194	58,630	106,949	125,712	63,913	64,154
Provision for bad debts	—	—	793	1,734	1,286	2,406	4,125	1,487	2,188

Total operating expense	188,092	216,239	251,240	298,901	189,311	346,139	410,902	201,228	219,935

Earnings before interest and taxes	19,391	20,509	28,425	31,366	19,437	35,944	39,180	18,775	19,651
Interest expense, net	2,622	6,024	4,836	3,754	2,940	4,855	7,237	3,125	3,216

Earnings before income taxes	16,769	14,485	23,589	27,612	16,497	31,089	31,943	15,650	16,434
Provision for income taxes	6,329	5,724	8,991	9,879	5,944	11,130	11,342	5,556	5,827

Net income from continuing operations	10,440	8,761	14,598	17,733	10,553	19,959	20,601	10,094	10,607
Discontinued operations, net of tax	17	224	30	(546)	—	—	—	—	—

Net income	10,457	8,985	14,628	17,187	10,553	19,959	20,601	10,094	10,607
Less preferred stock dividends (2)	(5)	(1,857)	(2,046)	(2,173)	(1,025)	(1,939)	(2,133)	(1,067)	(1,173)

Net income available for common stockholders	$10,452	$7,128	$12,582	$15,014	$9,528	$18,020	$18,468	$9,027	$9,434

Earnings from continuing operations per share (3):
Basic	$0.60	$0.39	$0.73	$0.91	$0.56	$1.06	$1.10	$0.54	$0.56
Diluted	$0.60	$0.39	$0.72	$0.90	$0.55	$1.04	$1.10	$0.54	$0.56

Earnings per common share:
Basic	$0.60	$0.41	$0.73	$0.87	$0.56	$1.06	$1.10	$0.54	$0.56
Diluted	$0.60	$0.41	$0.72	$0.87	$0.55	$1.04	$1.10	$0.54	$0.56

Average common shares outstanding:
Basic	17,368	17,489	17,350	17,169	17,025	17,060	16,724	16,728	16,720
Diluted	17,368	17,489	17,384	17,194	17,327	17,383	16,724	16,728	16,720

Other Financial Data:
Stores open at end of period	25	26	28	32	36	36	42	39	42
Same store sales growth	13.4%	13.6%	8.9%	10.3%	16.7%	15.6%	1.1%	6.8%	(0.9)%
Inventory turns (4)	5.4	5.5	5.6	5.9	7.5	6.8	6.1	7.6	7.3
Gross margin percentage (5)	33.5%	37.9%	38.4%	37.9%	38.0%	38.0%	37.6%	38.3%	35.9%
Operating margin (6)	9.3%	8.7%	10.2%	9.5%	9.3%	9.4%	8.7%	8.5%	8.2%
Return on average equity (7)	34.7%	40.2%	42.3%	36.7%	35.9%	34.9%	28.3%	29.9%	23.9%
Capital expenditures	$6,344	$6,781	$6,920	$14,833	$10,551	$13,954	$15,070	$9,319	$1,775

Balance Sheet Data:
Working capital	$43,848	$46,100	$33,888	$40,752	$46,951	$46,951	$72,879	$50,570	$78,402
Total assets	109,113	122,940	114,987	134,425	145,644	145,644	181,558	171,778	190,005
Total debt	65,599	62,651	30,735	31,445	38,750	38,750	51,992	48,105	43,380
Preferred stock	18,632	18,632	18,520	15,400	15,226	15,226	15,226	15,226	15,226
Total stockholders’ equity	17,089	26,452	41,785	54,879	62,860	62,860	82,669	72,129	94,667

(1)	Information excludes the operations of the rent-to-own division that we sold in February 2001.
(2)	Dividends were not actually declared or paid but are presented for purposes of earnings per common share calculations.
(3)	After reduction for preferred stock dividends.
(4)	Inventory turns are defined as the cost of goods sold, excluding warehousing and occupancy cost, divided by the average of beginning and ending inventory; information for the six months ended January 31, 2002 and the six months ended July 31, 2002 and 2003 has been annualized for comparison purposes.
(5)	Gross margin percentage is defined as total revenues less cost of goods sold, including warehousing and occupancy cost, divided by total revenues.
(6)	Operating margin is defined as earnings before interest and taxes divided by total revenues.
(7)	Return on average equity is calculated as current period net income from continuing operations divided by the average of beginning and ending equity; information for the six months ended January 31, 2002 and the six months ended July 31, 2002 and 2003 has been annualized for comparison purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The information in this section contains forward-looking statements. Our actual results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described below under “Application of Critical Accounting Policies” and in the “Risk Factors” section of this prospectus.

General

Our consolidated financial statements and related notes comprise over 30 pages. The following discussion and analysis is intended to provide you with a more insightful understanding of our financial condition and performance in the indicated periods, including an analysis of those key factors that contributed to our financial condition and performance and that are, or are expected to be, the key “drivers” of our business.

We are a specialty retailer of home appliances and consumer electronics. We sell major home appliances, including refrigerators, freezers, washers, dryers and ranges, and a variety of consumer electronics, including projection, plasma and LCD televisions, camcorders, VCRs, DVD players and home theater products. We also sell home office equipment, lawn and garden products and bedding, and we continue to introduce additional product categories for the home to help increase same store sales and to respond to our customers’ product needs. We currently operate 42 retail locations in Texas and Louisiana.

Unlike many of our competitors, we provide in-house credit options for our customers. Historically, we have financed approximately 60% of our retail sales. We finance substantially all of our customer receivables through an asset-backed securitization facility, and we derive servicing fee income and interest income from these assets. See “Business – Finance Operations” for a detailed discussion of our in-house credit programs. As part of our asset-backed securitization facility, we have created a qualifying special purpose entity, which we refer to as the QSPE or the issuer, to purchase customer receivables from us and to issue asset-backed and variable funding notes to third parties. We transfer receivables, consisting of retail installment contracts and revolving accounts extended to our customers, to the issuer in exchange for cash and subordinated securities. To finance its acquisition of these receivables, the issuer has issued notes to third parties.

We also derive revenues from repair services on the products we sell and from product delivery and installation services we provide to our customers. Additionally, acting as an agent for unaffiliated companies, we sell credit insurance to protect our customers from credit losses due to death, disability, involuntary unemployment and property damage.

During fiscal 2001, we sold the operations of our rent-to-own business. As a result of this sale, we restated our statements of operations for fiscal 2000 to reflect results of the rent-to-own division as discontinued operations.

Outlook

An explanation of the changes in our operations for the six months ended July 31, 2003 as compared to the six months ended July 31, 2002 is included beginning on page 28. As explained in that section, our pretax income for the six months ended July 31, 2003 increased approximately $0.8 million as a result of higher revenues and lower selling, general and administrative expenses as a percentage of revenues. These improvements in our operations were offset by a decline in retail product gross margins, a decline in the percentage of credit financed transactions, the conversion of $200.0 million of our asset-backed securitization facility from variable interest rates to higher fixed interest rates and several unusual charges or adjustments that negatively impacted our operations. After reviewing our performance for the six months ended July 31, 2003, we implemented several initiatives that we believe will help improve our future operating results, which include:

•	using our direct mail marketing campaign as a single promotional activity rather than combining it with other promotional programs, which we believe will reduce the amount of the price discounts that are required in order to influence our customers’ purchasing decisions;

•	identifying specific demographic make-up within a given U.S. Postal Service carrier route for our direct mail campaigns, which we believe will allow us to obtain better penetration rates for our promotional campaigns;

•	communicating to our sales personnel an authorized credit limit in excess of the credit needed to complete a specific transaction for qualified customers, which we believe allows our sales personnel to make “add-on” sales;

•	developing a new strategy for the merchandising of our track products, including separate merchandising plans and displays, separate sales and managerial personnel, convenient check-out procedures and diversified inventory, which we believe will increase sales within the track area but which may decrease our gross product margin;

•	reformatting our existing display space to provide additional footage to promote lawn and garden products since our stores are in a geographic area that is conducive to year-around use of these products; and

•	implementing certain cost reduction measures that have reduced support, warehouse and delivery and service costs.

In addition, we believe our results for the second half of fiscal 2004 and fiscal 2005 will be positively impacted by the following:

•	a modification of our sales commission plan, which we believe has further aligned our sales personnel compensation with our overall sales objectives;

•	an increase in same store sales from the new stores opened in late 2002;

•	an increase in overall retail sales from our expansion into the Dallas/Fort Worth market in October and November of fiscal 2004 and a higher penetration of credit sales at these new stores based on our strategic site-selection process and our planned direct marketing program in this market;

•	a significant reduction in our total interest expense due to the use of proceeds from this offering to repay debt and the expiration of $50.0 million in interest rate swap contracts, assuming interest rates do not increase significantly prior to such expiration; and

•	the introduction of a replacement service maintenance agreement, which we believe will encourage customers to purchase replacement coverage on smaller ticket items.

The consumer electronics industry depends on new products to drive same store sales increases. Typically, these new products, such as digital televisions and DVD players, are introduced at relatively high price points which are then gradually reduced as the product becomes more mainstream. To maintain positive same store sales growth, unit sales must increase at a rate greater than the decline in product prices. The affordability of the product helps the unit sales growth. However, as a result of relatively short product life cycles in the consumer electronics industry, which limit the amount of time available for sales volume to increase, combined with rapid price erosion in the industry, retailers are challenged to maintain overall gross margin levels and positive same store sales. This has historically been our experience, and we expect this trend to continue.

Application of Critical Accounting Policies

In applying the accounting policies that we use to prepare our consolidated financial statements, we necessarily make accounting estimates that affect our reported amounts of assets, liabilities, revenues and negatively impacted our operations. After expenses. Some of these accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on authoritative pronouncements, historical information and other factors that we believe to be reasonable under the circumstances, and we evaluate these assumptions and estimates on an ongoing basis. We could reasonably use different accounting estimates, and changes in our accounting estimates could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We refer to accounting estimates of this type as “critical accounting estimates.” We believe that the critical accounting estimates discussed below are among those most important to an understanding of our consolidated financial statements as of July 31, 2003.

Transfers of Financial Assets.    We transfer customer receivables to the QSPE that issues asset-backed securities to third party lenders using these accounts as collateral, and we continue to service these accounts after the transfer. We recognize the sale of these accounts when we relinquish control of the transferred financial asset in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. As we transfer the accounts, we record an asset representing the interest only strip. The gain or loss recognized on these transactions is based on our best estimates of key assumptions, including forecasted credit losses, payment rates, forward yield curves, costs of servicing the accounts and appropriate discount rates. The use of different estimates or assumptions could produce different financial results. For example, if we had assumed a 10.0% reduction in net interest spread (which might be caused by rising interest rates), our interest in securitized assets would have been reduced by $2.8 million, which may have an adverse effect on earnings. We recognize income from our interest in these transferred accounts based on the difference between the interest earned on customer accounts and the costs associated with financing and servicing the transferred accounts. This income is recorded as “Finance Charges and Other” in our statement of operations.

Deferred Tax Assets.    We have significant net deferred tax assets (approximately $8.3 million), which are subject to periodic recoverability assessments. Realization of our net deferred tax assets may be dependent upon whether we achieve projected future taxable income. Our estimates regarding future profitability may change due to future market conditions, our ability to continue to execute at historical levels and our ability to continue our growth plans. These changes, if any, may require material adjustments to these deferred tax asset balances. For example, if we had assumed that future earnings would have been negative rather than positive, we would have adjusted the net deferred tax asset account downward to zero, which would have reduced net income by the amount of the deferred tax asset.

Intangible Assets.    We have significant intangible assets related primarily to goodwill and the costs of obtaining various loans and funding sources. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments. Effective August 1, 2002, we adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Prior to adoption of SFAS 142, we amortized goodwill over an estimated life of fifteen years on a straight-line basis. Effective with the implementation of SFAS 142, we ceased amortizing goodwill and began testing potential impairment of this asset annually based on judgments regarding ongoing profitability and cash flow of the underlying assets. Changes in strategy or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. For example, if we had reason to believe that our recorded goodwill had become impaired due to decreases in the fair market value of the underlying business, we would have to take a charge to income for that portion of goodwill that we believe is impaired. Our goodwill balance at July 31, 2003 was $7.9 million.

Revenue Recognition.    We recognize revenue from the sale of retail products at the time the product is delivered to the customer. When we sell service maintenance agreements in which we are deemed to be the obligor on the contract at the time of sale, we recognize revenue ratably over the term of the service maintenance agreement. We recognize commissions as revenue at the time of sale in the case of service maintenance agreements where a third party is the obligor on the contract and in the case of credit insurance contracts, and at the time they are earned in the case of service maintenance agreements where we are deemed to be the obligor on the contract. The recognition of revenue associated with the servicing of transferred accounts under our asset-backed securitizaton program is discussed above.

Vendor Allowances.    We receive funds from vendors for price protection, product rebates, marketing, training and promotion programs which are generally recorded, net of direct costs, as adjustments to product costs or selling, general and administrative expenses according to the nature of the program. We accrue rebates based on the terms of the program and sales of qualifying products.

Results of Operations

The following table sets forth certain statement of operations information, excluding discontinued operations, as a percentage of total revenues for the periods indicated.

	Twelve Months Ended July 31,		Six Months Ended January 31,		Twelve Months Ended January 31,		Six Months Ended July 31,
	2000	2001	2001	2002	2002	2003	2002	2003
			(unaudited)		(unaudited)		(unaudited)	(unaudited)
Revenues:
Net sales	89.1%	88.5%	89.0%	87.5%	87.8%	86.5%	86.5%	87.4%
Finance charges and other	10.9	11.5	11.0	12.5	12.2	13.5	13.5	12.6

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost and expenses:
Cost of goods sold, including warehousing and occupancy	61.6	62.1	62.1	62.0	62.0	62.4	61.7	64.1
Selling, general and administrative	28.0	27.9	28.0	28.1	28.0	27.9	29.1	26.8
Interest expense, net	1.7	1.1	1.2	1.4	1.3	1.6	1.4	1.3
Provision for bad debts	.3	.5	.4	.6	.6	.9	.7	.9

Total costs and expenses	91.6	91.6	91.7	92.1	91.9	92.8	92.9	93.1

Earnings from continuing operations before income taxes	8.4	8.4	8.3	7.9	8.1	7.1	7.1	6.9
Provision for income taxes	3.2	3.0	2.9	2.8	2.9	2.5	2.5	2.4

Net income from continuing operations	5.2%	5.4%	5.4%	5.1%	5.2%	4.6%	4.6%	4.5%

Six Months Ended July 31, 2002 (Unaudited), Compared to the Six Months Ended July 31, 2003 (Unaudited)

Revenues.    Total revenues increased by $19.6 million, or 8.9%, from $220.0 million for the six months ended July 31, 2002, to $239.6 million for the six months ended July 31, 2003. The increase was attributable to increases of $19.1 million, or 10.0%, in net sales and $0.5 million, or 1.6%, in finance charges and other revenues. Of the $19.1 million increase in net sales, $20.7 million was generated by six retail locations that were not open for six consecutive months in both periods. However, same store sales decreased $1.6 million, or 0.9%, for those stores that were open all six months in both periods. The change in net sales was primarily due to increased unit volume of sales offset by deteriorating price points. The addition of a second line of computers, increased sales of our bedding and lawn and garden product lines and a significant increase in projection television sales accounted for much of the increased unit volume of sales.

We believe that at least a portion of the decrease in same store sales was the result of a temporary negative impact on our existing stores caused by opening new stores in existing markets. For example, after opening our Sugarland store in the Houston market in January 2003, retail sales in the market increased by 3.3% during the six months ended July 31, 2003 compared to the 2002 period, but our same store sales for the existing 16 stores in this market that were open for a full six months in both periods decreased by 1.8%. Likewise, our San Antonio/Austin market experienced a 23.6% total increase in retail sales as we opened four new stores in the area while our same store sales for our nine existing stores in this market were flat compared to the 2002 period. In addition, in an effort to reduce our delinquency rates, we increased down payment and verification requirements on certain of our credit accounts, which led to lower approval rates, and we modified the selection criteria for our direct mail program, which resulted in fewer credit applications being processed as a percentage of sales. We have since modified our down payment requirements and the selection criteria for our direct mail program to previous levels, which we believe will increase our credit penetration while maintaining our historical delinquency and charge-off rates.

The following table presents the makeup of net sales by product category in each period, including service maintenance agreement commissions and service revenues, expressed both in dollar amounts and as a percentage of total net sales.

	Six Months Ended July 31,				Percent Increase (Decrease)
	2002		2003
	Amount	%	Amount	%
	(dollars in thousands)
Major home appliances	$75,734	39.8%	$81,803	39.1%	8.0%
Consumer electronics	66,954	35.2	75,152	35.9	12.2
Home office equipment	12,257	6.4	12,082	5.8	(1.4)
Delivery and installation	3,110	1.6	3,867	1.8	24.3
Other (including lawn and garden and bedding)	10,981	5.8	15,573	7.4	41.8

Total product sales	169,036	88.8	188,477	90.0	11.5%
Service maintenance agreement commissions	11,937	6.3	11,588	5.5	(2.9)
Service revenues	9,350	4.9	9,376	4.5	0.3

Total net sales	$190,323	100.0%	$209,441	100.0%	10.0%

Our revenue from service maintenance agreements decreased by $0.3 million during the six months ended July 31, 2003, as compared to the 2002 period. This decrease primarily resulted from lower retail price points of electronics products (since consumers are willing to risk service issues with smaller investments) and the modifications that were made to our sales compensation program to further align our sales compensation with our overall sales objectives.

Revenue from finance charges and other increased approximately $0.5 million, or 1.6%, from $29.6 million for the six months ended July 31, 2002, to $30.1 million for the six months ended July 31, 2003. This increase in revenue resulted primarily from increases in net insurance commissions of $0.9 million, which were offset by a $0.4 million decrease in income from sales of receivables to the QSPE as a result of higher interest costs associated with the fixing of the interest rate on $200.0 million of the notes issued by the QSPE. During the 2003 period, we replaced a number of manual functions associated with the processing of non-cash revenue adjustments in our credit control group with an auto-post function. While we were able to reduce personnel costs associated with this function, we experienced a one-time revenue decrease of approximately $0.6 million as we converted estimates to actual adjustments. Had we not incurred this revenue adjustment, our percentage increase in finance charges and other would have been 3.7%.

Cost of Goods Sold.    Cost of goods sold, including warehousing and occupancy cost, increased by $17.8 million, or 13.1%, from $135.8 million for the six months ended July 31, 2002, to $153.6 million for the six months ended July 31, 2003. This increase primarily resulted from the 10.0% net sales increase as well as an increase in cost of retail products sold as a percentage of net product sales from 75.8% in the 2002 period to 78.0% in the 2003 period. The overall increase in cost of goods sold as a percentage of net sales was primarily caused by the continued deterioration of retail price points and margins for consumer electronics products, over-discounting in connection with the promotion of products for store grand openings in February and March 2003, and sales of relatively lower margin lawn and garden and computer products growing at a more rapid rate than higher margin home appliance products.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $0.3 million, or 0.4%, from $63.9 million for the six months ended July 31, 2002, to $64.2 million for the six months ended July 31, 2003. This increase was considerably less than the 8.9% increase in total revenues as we began to focus on cost reductions, including salaries and payroll related costs, advertising and telephone expenses. These cost reductions were partially offset by one-time expenditures of approximately $0.6 million associated with a change in methodology of calculating commissions for sales personnel and $0.3 million for the settlement of a dispute with a former shareholder.

Provision for Bad Debts.    The provision for bad debts increased by $0.7 million, or 47.1%, from $1.5 million for the six months ended July 31, 2002, to $2.2 million for the six months ended July 31, 2003. The increase in the bad debt provision resulted from a change in eligibility requirements under the new asset securitization program that we implemented in September 2002, which resulted in our retaining a larger amount of receivables that had become ineligible for transfer to the QSPE, as well as an increase in charge-offs associated with our credit insurance and service programs.

Interest Expense.    Interest expense increased by $0.1 million, or 2.9%, from $3.1 million for the six months ended July 31, 2002, to $3.2 million for the six months ended July 31, 2003. The increase was attributable to the following:

•	the expiration of $30.0 million in our interest rate hedges resulted in a decrease of $0.1 million over the 2002 period;

•	average outstanding debt increased from $45.0 million in the 2002 period to $48.7 million in the 2003 period, which resulted in an increase in interest expense of $0.1 million; and

•	increasing interest rates accounted for an increase of approximately $0.2 million in our interest expense.

Provision for Income Taxes.    The provision for income taxes increased by $0.3 million, or 4.9%, from $5.6 million for the six months ended July 31, 2002, to $5.9 million for the six months ended July 31, 2003. The increase in the tax provision was directly related to the increase in pretax profits of $0.8 million, or 5.0%. The effective tax rate for the two periods was consistent at 35.5%.

Net Income.    As a result of the above factors, net income increased by $0.5 million, or 5.1%, from $10.1 million for the six months ended July 31, 2002, to $10.6 million for the six months ended July 31, 2003.

Twelve Months Ended January 31, 2002 (Unaudited), Compared to Fiscal Year Ended January 31, 2003

Revenues.    Total revenues increased by $68.0 million, or 17.8%, from $382.1 million for the twelve months ended January 31, 2002, to $450.1 million for the fiscal year ended January 31, 2003. The increase was attributable to increases of $53.9 million, or 16.1%, in net sales and $14.1 million, or 30.2%, in finance charges and other revenues. Of the $53.9 million increase in net sales, $46.2 million was generated by seven retail locations that were not open for 12 consecutive months in both periods, $3.9 million resulted from a same store sales increase of 1.1% and $3.8 million resulted from increases in service maintenance agreement commissions and service revenues. The increase in net sales was due to increased unit volume of sales rather than higher sales prices. The addition of a second line of computers, increased sales of our bedding and lawn and garden product lines and a significant increase in projection television sales accounted for much of the increased unit volume of sales and the same store sales increase.

We believe that at least a portion of the relatively small same store sales increase during fiscal 2003 resulted from our opening of four new stores in the San Antonio/Austin market. While net sales in this market increased by 40.2% during fiscal 2003 compared to the 2002 period, same store sales for the five existing stores in this market that were open for a full twelve months in both periods decreased by 1.1%. We have experienced a temporary negative impact on our existing stores when we have opened new stores in existing markets. Other factors that contributed to the relatively small increase in same store sales in fiscal 2003 included higher than normal sales in the 2002 period due to the increase in product sales during the three months following the September 11th attacks and the major replacement of products following major flooding in the Houston market in June 2001. These events that increased sales in fiscal 2002 did not occur in fiscal 2003.

The following table presents the makeup of net sales by product category in each period, including service maintenance agreement commissions and service revenues, expressed both in dollar amounts and as a percentage of total net sales.

	Twelve Months Ended January 31, 2002		Fiscal Year Ended January 31, 2003		Percent Increase
	Amount	%	Amount	%
	(dollars in thousands)
Major home appliances	$127,757	38.1%	$147,217	37.8%	15.2%
Consumer electronics	131,692	39.3	155,213	39.9	17.9
Home office equipment	24,811	7.4	25,797	6.6	4.0
Delivery and installation	7,118	2.1	8,231	2.1	15.6
Other (including lawn and garden and bedding)	9,118	2.7	14,130	3.6	55.0

Total product sales	300,496	89.6	350,588	90.0	16.7
Service maintenance agreement commissions	19,530	5.8	20,488	5.3	4.9
Service revenues	15,522	4.6	18,420	4.7	18.7

Total net sales	$335,548	100.0%	$389,496	100.0%	16.1%

Revenue from finance charges and other increased approximately $14.1 million, or 30.2%, from $46.5 million for the twelve months ended January 31, 2002, to $60.6 million for the twelve months ended January 31, 2003. This increase in revenue resulted from increases in net insurance commissions and cash discounts of $5.3 million, or 31.3%. Income from sales of receivables to the QSPE increased approximately $8.8 million, or 29.7%, resulting primarily from a 15.9% growth in the credit portfolio and lower credit losses as a percentage of the average outstanding portfolio balance.

Cost of Goods Sold.    Cost of goods sold, including warehousing and occupancy cost, increased by $44.3 million, or 18.7%, from $236.8 million for the twelve months ended January 31, 2002, to $281.1 million for fiscal 2003. This percentage increase was generally consistent with the 16.1% net sales increase, although cost of goods sold continued to increase as a percentage of net product sales from 74.5% in the 2002 period to 76.0% in fiscal 2003. The overall increase in cost of goods sold as a percentage of net sales was primarily caused by the continued deterioration of retail price points for consumer electronics products and sales of relatively lower margin lawn and garden and computer products growing at a more rapid rate than higher margin home appliance products. Labor and other cost increases added $0.7 million to cost of goods sold in fiscal 2003, and the expansion of our San Antonio distribution facility added approximately $0.5 million to occupancy costs in fiscal 2003.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $18.8 million, or 17.5%, from $106.9 million for the twelve months ended January 31, 2002, to $125.7 million for fiscal 2003. This percentage increase was generally consistent with the 17.8% increase in total revenues.

Provision for Bad Debts.    The provision for bad debts increased by $1.7 million, or 71.4%, from $2.4 million for the twelve months ended January 31, 2002, to $4.1 million for fiscal 2003. The increase in the bad debt provision resulted from a change in eligibility requirements under the new asset securitization program that we implemented in September 2002, which resulted in our retaining a larger amount of receivables that had become ineligible for transfer to the QSPE, as well as an increase in charge-offs associated with our credit insurance and service programs.

Interest Expense.    Interest expense increased by $2.4 million, or 49.1%, from $4.9 million for the twelve months ended January 31, 2002, to $7.3 million for fiscal 2003. The increase was attributable to the following:

•	declining interest rates caused the net payments on our interest rate hedges to increase by $1.9 million over the 2002 period;

•	imperfect matching of interest rate hedges and hedged obligations resulted in an increase in interest expense of $0.5 million;

•	average outstanding debt increased from $33.5 million in the 2002 period to $49.0 million in fiscal 2003, which resulted in an increase in interest expense of $1.0 million; and

•	declining interest rates accounted for a decrease of approximately $1.0 million in our interest expense.

Provision for Income Taxes.    The provision for income taxes increased by $0.2 million, or 1.9%, from $11.1 million for the twelve months ended January 31, 2002, to $11.3 million for fiscal 2003. The increase was directly related to the increase in pretax profits of $0.8 million, or 2.7%, and a decrease in state taxes paid. The effective tax rates for the two periods, which were 35.8% in the 2002 period and 35.5% in fiscal 2003, were relatively consistent, except for the decrease in the state tax rate.

Net Income.    As a result of the above factors, net income increased by $0.6 million, or 3.2%, from $20.0 million for the twelve months ended January 31, 2002, to $20.6 million for fiscal 2003.

Six Months Ended January 31, 2001 (Unaudited), Compared to Six Month Fiscal Period Ended January 31, 2002

Revenues.    Total revenues increased by $52.1 million, or 33.3%, from $156.6 million for the six months ended January 31, 2001, to $208.7 million for the six months ended January 31, 2002. The increase was attributable to increases of $43.2 million, or 30.9%, in net sales and $9.0 million, or 52.6%, in finance charges and other revenues. Of the $43.2 million increase in net sales, $22.4 million resulted from a same store sales increase of 16.7%, $17.2 million was generated by eight retail locations that were not open for six consecutive months in both periods and $3.6 million resulted from increases in service maintenance agreement commissions and service revenues. As in fiscal 2003, the increase in net sales was due to increased unit volume of sales rather than higher sales prices as we continued to experience relatively short product life cycles and significant price erosion in the consumer electronics category. The addition of a second line of computers, increased sales of our bedding and lawn and garden products lines and a significant increase in projection television sales, combined with the higher than normal sales during the three months following the September 11th attacks and the major replacement of products following major flooding in the Houston market in June 2001, accounted for much of the increase in same store sales.

The following table presents the makeup of net sales by product category in each period, including service maintenance agreement commissions and service revenues, expressed both in dollar amounts and as a percentage of total net sales.

	Six Months Ended January 31,				Percent Increase
	2001		2002
	Amount	%	Amount	%
	(dollars in thousands)
Major home appliances	$49,694	35.6%	$63,822	34.9%	28.4%
Consumer electronics	56,138	40.3	75,254	41.2	34.1
Home office equipment	13,624	9.8	16,501	9.0	21.1
Delivery and installation	2,860	2.1	3,606	2.0	26.1
Other (including lawn and garden and bedding)	2,069	1.5	4,708	2.6	127.5

Total product sales	124,385	89.2	163,891	89.7	31.8
Service maintenance agreement commissions	7,945	5.7	10,443	5.7	31.4
Service revenues	7,121	5.1	8,277	4.5	16.2

Total net sales	$139,451	100.0%	$182,611	100.0%	31.0%

Revenue from finance charges and other increased approximately $9.0 million, or 52.6%, from $17.1 million for the six months ended January 31, 2001, to $26.1 million for the six months ended January 31, 2002. This increase in revenue resulted primarily from increases in net insurance commissions and cash discounts of $2.3 million, or 32.7%. Income from sales of receivables to the QSPE increased approximately $6.7 million, or 66.0%, resulting primarily from a 21.9% growth in the credit portfolio and lower interest costs of securities issued by the QSPE.

Cost of Goods Sold.    Cost of goods sold, including warehousing and occupancy cost, increased by $32.2 million, or 33.1%, from $97.2 million for the six months ended January 31, 2001, to $129.4 million for the six months ended January 31, 2002. The 33.1% increase was generally consistent with the 30.9% net sales increase, although costs of retail products sold continued to increase as a percentage of net product sales from 76.3% in the 2001 period to 77.4% in the 2002 period. Sales of relatively lower margin consumer electronics and computer products continuing to grow at a more rapid rate than sales of relatively higher margin home appliance products was the primary reason for the increase in cost of goods sold as a percentage of net sales. Labor and other cost increases added $0.8 million to cost of goods sold in the 2002 period, and the expansion of our San Antonio distribution facility added approximately $0.2 million to occupancy costs in the 2002 period.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $14.7 million, or 33.5%, from $43.9 million for the six months ended January 31, 2001, to $58.6 million for the six months ended January 31, 2002. This increase was generally consistent with the 33.3% increase in total revenues.

Provision for Bad Debts.    The provision for bad debts increased by $0.7 million, or 116.7%, from $0.6 million for the six months ended January 31, 2001, to $1.3 million for the six months ended January 31, 2002. The increase resulted from an increase in the charge-offs associated with our credit insurance and service programs.

Interest Expense.    Interest expense increased by $1.1 million, or 61.1%, from $1.8 million for the six months ended January 31, 2001, to $2.9 million for the six months ended January 31, 2002. The increase was attributable to the following:

•	declining interest rates caused the net payments on our interest rate hedges to increase by $1.9 million over the 2001 period;

•	declining interest rates accounted for a reduction of approximately $0.5 million in interest expense; and

•	our adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, resulted in a decrease in interest expense of $0.3 million due to the recognition of the impact of imperfect matching of interest rate hedges and hedged obligations.

Provision for Income Taxes.    The provision for income taxes increased by $1.3 million, or 28.3%, from $4.6 million for the six months ended January 31, 2001, to $5.9 million for the six months ended January 31, 2002. The increase was directly related to the increase in pretax profits of $3.5 million, or 26.4%. The effective tax rates for the two periods were 35.5% in the 2001 period and 36.0% in the 2002 period.

Net Income from Continuing Operations.    As a result in the above factors, net income from continuing operations increased by $2.2 million, or 26.2%, from $8.4 million for the six months ended January 31, 2001, to $10.6 million for the six months ended January 31, 2002.

Fiscal Year Ended July 31, 2000, Compared to Fiscal Year Ended July 31, 2001

Revenues.    Total revenues increased by $50.6 million, or 18.1%, from $279.7 million in fiscal 2000 to $330.3 million in fiscal 2001. The increase was attributable to increases of $43.3 million, or 17.4%, in net sales and $7.3 million, or 23.8%, in finance charges and other revenues. Of the $43.3 million increase in net sales, $22.7 million resulted from a same store sales increase of 10.3%, $18.0 million was generated by eight retail locations that were not open for 12 consecutive months in both fiscal years and $2.6 million resulted from increases in service maintenance agreement commissions and service revenues. As in prior periods, the increase in net sales was due to increased unit volume of sales rather than higher sales prices as we continued to experience relatively short product life cycles and significant price erosion in the consumer electronics category. Increased sales of the lawn and garden product line that we added in the second quarter of fiscal 2000 and increases in bedding sales and other new product categories accounted for much of the increase in same store sales.

The following table presents the makeup of net sales by product category in each fiscal year, including service maintenance agreement commissions and service revenues, expressed both in dollar amounts and as a percentage of total net sales.

	Fiscal Years Ended July 31,				Percent Increase (Decrease)
	2000		2001
	Amount	%	Amount	%
	(dollars in thousands)
Major home appliances	$101,654	40.8%	$114,756	39.2%	12.9%
Consumer electronics	83,880	33.7	107,536	36.8	28.2
Home office equipment	24,235	9.7	22,569	7.7	(6.9)
Delivery and installation	5,429	2.2	6,366	2.2	17.3
Other (including lawn and garden and bedding)	4,734	1.9	9,394	3.2	98.4

Total product sales	219,932	88.3	260,621	89.1	18.5
Service maintenance agreement commissions	14,884	6.0	17,022	5.8	14.4
Service revenues	14,261	5.7	14,745	5.0	3.4

Total net sales	$249,077	100.0%	$292,388	100.0%	17.4%

Revenue from finance charges and other increased approximately $7.3 million, or 23.8%, from $30.6 million in fiscal 2000, to $37.9 million in fiscal 2001. This increase in revenue resulted primarily from increases in net insurance commissions and cash discounts of $3.7 million, or 32.7%. Income from sales of receivables to the QSPE increased approximately $3.6 million, or 18.6%, resulting primarily from an 18.0% growth in the credit portfolio and a reduction in interest costs of securities issued by the QSPE.

Cost of Goods Sold.    Cost of goods sold, including warehousing and occupancy cost, increased by $32.9 million, or 19.1%, from $172.1 million in fiscal 2000 to $205.0 million in fiscal 2001. The 19.1% increase was generally consistent with the 17.4% increase in net sales, although cost of retail products sold increased from 76.5% of net product sales in fiscal 2000 to 76.9% in fiscal 2001. We attribute this margin decrease to a shift in product mix from relatively higher margin home appliances to relatively lower margin consumer electronics. The increase in warehousing and occupancy cost of $0.7 million, or 27.0%, resulted from the opening of our new warehouse facilities in Houston and San Antonio in August 2000 and June 2001, respectively.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $13.9 million, or 17.7%, from $78.3 million in fiscal 2000 to $92.2 million in fiscal 2001. The increase was generally consistent with the 18.1% increase in total revenues.

Provision for Bad Debts.    The provision for bad debts increased by $0.9 million, or 118.7%, from $0.8 million in fiscal 2000 to $1.7 million in fiscal 2001. The increase resulted from an increase in the charge-offs associated with our insurance and service programs.

Interest Expense.    Interest expense decreased by $1.0 million, or 22.4%, from $4.8 million in fiscal 2000 to $3.8 million in fiscal 2001. The decrease was attributable to the following:

•	average outstanding debt decreased from $57.1 million in fiscal 2000 to $33.3 million in fiscal 2001. This decrease in debt resulted in a decrease of approximately $1.4 million in interest expense. Debt decreases were attributable primarily to a decrease of available credit under our asset-backed securitization program and increased cash flow generated from operations;

•	declining interest rates accounted for approximately $0.5 million of the decrease;

•	our adoption of SFAS 133 resulted in an increase in interest expense of $0.4 million due to recognition of the effects of imperfect matching of hedges and hedged obligations; and

•	declining interest rates caused the net payments on our interest rate hedges to increase by $0.5 million over the prior fiscal year.

Provision for Income Taxes.    The provision for income taxes increased by $0.9 million, or 9.9%, from $9.0 million in fiscal 2000 to $9.9 million in fiscal 2001. The increase was directly related to the increase in pretax profits of $4.0 million, or 17.1%. However, we experienced an effective tax rate decrease from 38.1% in fiscal 2000 to 35.8% in fiscal 2001 as a result of an organizational restructuring in fiscal 2000 that reduced our Texas franchise taxes.

Net Income from Continuing Operations.    As a result of the above factors, net income from continuing operations increased by $3.1 million, or 21.5%, from $14.6 million in fiscal 2000 to $17.7 million in fiscal 2001.

Impact of Inflation

We do not believe that inflation has a material effect on our net sales or results of operations.

Seasonality and Quarterly Results of Operations

Our business is seasonal, with a higher portion of sales and operating profit realized during the quarters that end January 31 and July 31. These fiscal quarters reflect the holiday selling season and the impact that hot weather has on our sales of air conditioners and lawn and garden equipment. Over the four quarters of fiscal 2003, gross margins were 37.9%, 38.1%, 38.4% and 35.9%. During the same period, operating margins were 8.3%, 8.7%, 8.5% and 9.2%. A portion of the fluctuation in gross margins and operating margins is due to planned infrastructure cost additions, such as increased warehouse space and larger stores, additional personnel and systems required to absorb the significant increase in revenues that we have experienced over the last several years.

Additionally, quarterly results may fluctuate materially depending on factors such as the following:

•	timing of new product introductions, new store openings and store relocations;

•	sales contributed by new stores;

•	increases or decreases in comparable store sales;

•	adverse weather conditions;

•	shifts in the timing of certain holidays or promotions; and

•	changes in our merchandise mix.

Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year.

The following table sets forth certain unaudited quarterly statement of operations information, excluding discontinued operations, for the ten quarters ended July 31, 2003. The unaudited quarterly information has been prepared on a consistent basis and includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

	Twelve Months Ended January 31, 2002				Twelve Months Ended January 31, 2003				Six Months Ended July 31, 2003
	Quarter Ended Apr. 30	Quarter Ended July 31	Quarter Ended Oct. 31	Quarter Ended Jan. 31	Quarter Ended Apr. 30	Quarter Ended July 31	Quarter Ended Oct. 31	Quarter Ended Jan. 31	Quarter Ended Apr. 30	Quarter Ended July 31
Total revenues	$80,943	$92,389	$95,432	$113,319	$106,689	$113,315	$108,250	$121,828	$121,600	$117,986
Percent of total revenues (1)	21.2%	24.2%	25.0%	29.6%	23.7%	25.1%	24.1%	27.1%	25.9%	25.1%

Gross profit	$31,435	$34,507	$36,716	$42,641	$40,476	$43,211	$41,617	$43,713	$42,555	$43,438
Gross profit as a percentage of total revenues	38.8%	37.3%	38.5%	37.6%	37.9%	38.1%	38.4%	35.9%	35.0%	36.8%

Operating profit	$7,501	$8,987	$8,448	$11,008	$8,874	$9,900	$9,162	$11,244	$9,433	$10,218
Operating profit as a percentage of total revenues	9.3%	9.7%	8.9%	9.7%	8.3%	8.7%	8.5%	9.2%	7.8%	8.7%

(1)	The percentage for the six months ended July 31, 2003 is based on the last 12 months.

Liquidity and Capital Resources

We have historically financed our operations through a combination of cash flow generated from operations and external borrowings, including primarily bank debt and asset-backed securitization facilities. We have a bank credit facility under which we had outstanding term and revolving debt of $34.0 million as of July 31, 2003. Additionally, we were indebted to a bank, various insurance companies and two former stockholders in the approximate amount of $9.4 million as of July 31, 2003. We expect to use approximately $34.9 million of the offering proceeds to reduce a portion of these debt obligations. See “Use of Proceeds.”

During the six months ended July 31, 2003, net cash provided by operating activities increased $7.6 million, or 248.7%, from $3.0 million for the six months ended July 31, 2002, to $10.6 million for the six months ended July 31, 2003. The net increase in cash provided from operations resulted primarily from an increase in non-cash depreciation expense, bad debt provision, and deferred tax provision of $0.9 million, $0.7 million, and $1.5 million, respectively, a decrease in cash required for inventories of $2.4 million, a decrease in cash required for prepaid expenses and other assets of $2.3 million, an increase in cash generated of $3.3 million due to the timing of payment of accounts payable and accrued expenses. These increases in cash were offset by an increase of $4.1 million in net cash required to fund our receivables and securitized assets, a $1.0 million change in payment of income taxes and a decrease of $0.1 million due to imperfect matching of interest rate hedges and hedged obligations.

Net cash used by investing activities decreased $7.4 million, or 79.9%, from $9.3 million for the six months ended July 31, 2002, to $1.9 million for the six months ended July 31, 2003. The decrease in cash used resulted primarily from a reduction in purchases of property and equipment of $7.3 million for the six months ended July 31, 2003. The decrease in cash expended for property and equipment resulted from fewer new store openings and relatively fewer stores that were updated in the 2003 period. Based on current plans, we do expect to increase the expenditure for property and equipment in the next six months as we open at least three new stores and a small warehouse in the Dallas/Fort Worth market.

Net cash required by financing activities increased $14.5 million from $5.6 million in net cash provided during the six months ended July 31, 2002, to $8.9 million in net cash used during the six months ended July 31, 2003. This change resulted primarily from the net effect of repayments of borrowings of $14.5 million under our bank credit facility in 2003, a reduction in expenditures for debt placement costs of $0.1 million and a $0.2 million reduction of treasury stock repurchases made in 2002 that were not made in 2003.

In October 2002, we increased our bank credit facility from $35.0 million to $55.0 million to provide our ongoing working capital needs. In April 2003, we amended and restated our bank credit facility in anticipation of this offering. The facility consists of a term loan and a revolving credit facility. The revolver portion of the credit facility provides for up to $40.0 million subject to a borrowing base equal to the lesser of: (1) 85% of eligible receivables plus 65% of eligible inventory plus the lesser of 40% of deferred sales proceeds and eligible unpurchased receivables; and (2) $20.0 million, which decreases to $15.0 million upon the closing of this offering. The revolver portion of the bank credit facility had a balance of $20.5 million at July 31, 2003. The term loan, which had an original principal amount of $15.0 million, had a balance of $13.5 million at July 31, 2003, and provides for quarterly principal payments of $1.5 million plus interest beginning on May 1, 2003. Both the term note and the revolver mature on September 13, 2005. Loans under the new credit facility may, at our option, bear interest at either the alternate base rate, which is the greater of the administrative agent’s prime rate or the federal funds rate, or the adjusted LIBOR rate for the applicable interest period, in each case plus an applicable interest margin. The interest margin is between 0.50% and 1.75% for base rate loans and between 1.50% and 2.75% for LIBOR alternative rate loans. The applicable interest margin was 1.50% for base rate loans and 2.50% for LIBOR alternative rate loans as of July 31, 2003. The interest margin will vary depending on our debt coverage ratio. We expect to use a portion of the proceeds from this offering to pay the outstanding revolving debt under this facility and all accrued interest, and we expect to be able to utilize the full amount of the revolving facility in the future as cash is required.

Approximately $10.0 million of the additional amount available under our increased bank credit facility was used to implement our new asset-backed securitization program, including funding of transaction expenses and required additional credit enhancements. In addition, the portion of each future receivable advanced in cash under the securitization program has been reduced from approximately 85% to approximately 80% of the face amount of the receivable. Since this results in an increase in the retained balance of accounts receivable, we must finance this increase through sources other than the securitization program itself. We have used, and will continue to require, a portion of our increased bank credit facility to finance this increased level of accounts receivable.

We are subject to certain affirmative and negative covenants contained in the credit facility, including covenants that restrict, subject to specified exceptions: the incurrence of additional indebtedness and other obligations and the granting of additional liens; mergers, acquisitions, investments and disposition of assets; dividends; stock redemptions; capital expenditures; loan guarantees; and the use of proceeds of the credit facility. There are also covenants relating to compliance with certain laws, payment of taxes, maintenance of insurance and financial reporting. In addition, the credit facility requires us to maintain a minimum net worth and to maintain compliance with certain specified financial ratios, including maximum total leverage ratio, minimum debt service coverage ratio, limitations on receivables delinquency percentages, loan extensions and loss ratios. In anticipation of this offering, we amended our bank credit facility in October 2002 to clarify certain definitions regarding covenant calculations. The new agreement provides for bank approval of this offering and repayment of certain debt and modifies certain covenant requirements in the event we successfully complete this offering.

Events of default under the credit facility include, subject to grace periods and notice provisions in certain circumstances, non-payment of principal, interest or fees; violation of covenants; material inaccuracy of any representation or warranty; default under or acceleration of certain other indebtedness; bankruptcy and insolvency events; certain judgments and other liabilities; certain environmental claims; and a change of control. If an event of default occurs, the lenders under the credit facility are entitled to take various actions, including accelerating amounts due under the credit facility and requiring that all such amounts be immediately paid in full. Our obligations under the credit facility are secured by all of our and our subsidiaries’ assets, excluding customer receivables owned by the QSPE.

Based on current operating plans, we believe that cash provided by operating activities, available borrowings under our credit facility, access to the unfunded portion of the variable funding portion of our asset- backed securitization program and the net proceeds from this offering will be sufficient to fund our operations, store expansion and updating activities and capital expenditure programs through at least January 31, 2005. However, there are several factors that could decrease cash provided by operating activities, including:

•	reduced demand for our products;

•	more stringent vendor terms on our inventory purchases;

•	increases in product cost that we may not be able to pass on to our customers;

•	reductions in product pricing due to competitor promotional activities;

•	increases in the retained portion of our receivables portfolio under our current asset-backed securitization program as a result of changes in performance;

•	inability to expand our capacity for financing our receivables portfolio under new or replacement asset-backed securitization programs or a requirement that we retain a higher percentage of the credit portfolio under such programs;

•	increases in the program costs (interest and administrative fees relative to our receivables portfolio) associated with the funding of our receivables; and

•	increases in personnel costs required for us to stay competitive in our markets.

If cash provided by operating activities during this period is less than we expect or if we need additional financing after January 31, 2005, we may need to increase our revolving credit facility or to undertake additional equity or debt offerings. We may not be able to obtain such financing on favorable terms, if at all.

Off-Balance Sheet Financing Arrangements

Since we extend credit in connection with a large portion of our retail, service maintenance and credit insurance sales, we created a QSPE, which we also refer to as the issuer, to purchase customer receivables from us and to issue asset-backed and variable funding notes to third parties. We transfer receivables, consisting of retail installment contracts and revolving accounts extended to our customers, to the issuer in exchange for cash, subordinated securities and the right to receive the interest spread between the assets held by the QSPE and the notes issued to third parties. To finance its acquisition of these receivables, the issuer has issued the notes described below to third parties. The subordinated securities issued to us accrue interest based on prime rates and are subordinate to these third party notes.

At July 31, 2003, the issuer has issued two series of notes: a Series A variable funding note with a capacity of $250.0 million purchased by Three Pillars Funding Corporation and three classes of Series B notes in the aggregate amount of $200.0 million. The Series A variable funding note is rated P1/A2 by Standard & Poors and Moody’s. The Series B notes consist of: Class A notes in the amount of $120.0 million rated Aaa by Moody’s; Class B notes in the amount of $57.8 million rated A2 by Moody’s; and Class C notes in the amount of $22.2 million rated Baa2 by Moody’s and BBB by Fitch. Private institutional investors, primarily insurance companies, purchased the Series B notes. The issuer used the proceeds of these issuances, along with funds provided by us from borrowings under our bank credit facility, to purchase eligible accounts receivable from us and to fund a required $8.0 million restricted cash account for credit enhancement of the Series B notes.

We are entitled to a monthly servicing fee, so long as we act as servicer, in an amount equal to .0025% multiplied by the average aggregate principal amount of receivables plus the amount of average aggregate defaulted receivables. The issuer records revenues equal to the interest charged to the customer on the receivables less losses, the cost of funds, the program administration fees paid to either Three Pillars Funding Corporation or the Series B noteholders, and the servicing fee. SunTrust Capital Markets, Inc. serves as an administrative agent for Three Pillars Funding Corporation in connection with the Series A variable funding note. SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., is one of the underwriters for this offering.

The Series A variable funding note permits the issuer to borrow funds up to $250.0 million to purchase receivables from us, thereby functioning as a credit facility to accumulate receivables. When borrowings under the Series A variable funding note approach $250.0 million, the issuer intends to refinance the receivables by issuing a new series of notes and to use the proceeds to pay down the outstanding balance of the Series A variable funding note, so that the credit facility will once again become available to accumulate new receivables. As of July 31, 2003, borrowings under the Series A variable funding note were $46.0 million.

The Series A variable funding note matures on September 1, 2007. The issuer will repay the Series A variable funding note and any refinancing note with amounts received from customers pursuant to receivables that we transferred to the issuer. Beginning on October 20, 2006, the issuer will begin to make scheduled principal payments on the Series B notes with amounts received from customers pursuant to receivables that we transferred to the issuer. To the extent that the issuer has not otherwise repaid the Series B notes, they mature on September 1, 2010.

The Series A variable funding note bears interest at the commercial paper rate plus an applicable margin in most instances of 0.8%, and the Series B notes have fixed rates of 4.469%, 5.769% and 8.180% for the Class A, B and C notes, respectively. In addition, there is an annual administrative fee and a non-use fee associated with the unused portion of the committed facility.

We are not directly liable to the lenders under the asset-backed securitization facility. If the issuer is unable to repay the Series A and Series B notes due to its inability to collect the transferred customer accounts, the issuer could not pay the subordinated notes it has issued to us in partial payment for transferred customer accounts, and the Series B lenders could claim the balance in the restricted cash account. We are also contingently liable under a $10.0 million letter of credit that secures our performance of our obligations or services under the servicing agreement as it relates to the transferred assets that are part of the asset-backed securitization facility.

The issuer is subject to certain affirmative and negative covenants contained in the transaction documents governing the Series A variable funding note and the Series B notes, including covenants that restrict, subject to specified exceptions: the incurrence of additional indebtedness and other obligations and the granting of additional liens; mergers, acquisitions, investments and disposition of assets; and the use of proceeds of the program. The issuer also makes covenants relating to compliance with certain laws, payment of taxes, maintenance of its separate legal entity, preservation of its existence, protection of collateral and financial reporting. In addition, the program requires the issuer to maintain a minimum net worth.

Events of default under the Series A variable funding note and the Series B notes, subject to grace periods and notice provisions in some circumstances, include, among others: failure of the issuer to pay principal, interest or fees; violation by the issuer of any of its covenants or agreements; inaccuracy of any representation or warranty made by the issuer; certain servicer defaults; failure of the trustee to have a valid and perfected first priority security interest in the collateral; default under or acceleration of certain other indebtedness; bankruptcy and insolvency events; failure to maintain certain loss ratios and portfolio yield; change of control provisions and certain events pertaining to us. The issuer’s obligations under the program are secured by the receivables and proceeds.

Both the bank credit facility and the asset-backed securitization program are significant factors relative to our ongoing liquidity and our ability to meet the cash needs associated with the growth of our business. Our inability to use either of these programs because of a failure to comply with their covenants would adversely affect our continued growth. Funding of current and future receivables under the asset-backed securitization program can be adversely affected if we exceed certain predetermined levels of extensions, write-offs, bankruptcies or other ineligible receivable amounts. If the funding under the asset-backed securitization program were reduced or terminated, we would have to draw down our bank credit facility more quickly than we have estimated.

A summary of the total receivables managed under the credit portfolio, including quantitative information about delinquencies, net credit losses and components of securitized assets, is presented in note 2 to our consolidated financial statements.

In an attempt to acquire retail lease space at more competitive rates, in 2001 we asked some members of our management team and the SGI Affiliates to form Specialized Realty Development Services, LP, or SRDS, a real estate development company that would acquire land and develop projects for our purposes. In order to encourage these members of management and the SGI Affiliates to invest in SRDS, we entered into an arrangement with SouthTrust Bank, NA under which we guaranteed the construction debt of SRDS during the construction of these projects. SRDS is owned by certain members of our management, including Thomas J. Frank, Sr., William C. Nylin, Jr., C. William Frank, David R. Atnip, David W. Trahan, Timothy L. Frank, Robert B. Lee, Jr., Larry W. Coker and Walter M. Broussard, and certain of the SGI Affiliates. We do not own SRDS, and its assets, liabilities, results of operations and cash flows are not recorded on our consolidated financial statements; however, as SRDS drew on the guaranteed construction line of credit, we recorded this construction work in process as an asset and the amount of the guaranteed draws as a liability on our financial statements. As of July 31, 2003, total assets of SRDS were $13.4 million and total liabilities of SRDS were $11.6 million, which are reflected on SRDS’ balance sheet. As of July 31, 2003, four of the six projects SRDS is responsible for developing were operational and the amount of outstanding indebtedness we had guaranteed under this arrangement had been reduced to zero. We do not have any current obligation to guarantee additional SRDS construction debt, and we do not intend to guarantee any SRDS construction debt in the future.

We have leased each completed project from SRDS as a retail store location for an initial period of 15 years. At the time each lease was executed, our guarantee for the construction portion of the real estate loan was released and the related assets and guaranty obligations were removed from our financial statements. The lease then served as collateral for the loan. SRDS charges us annual lease rates of approximately 11.5% of the total cost of each project, which averages approximately $350,000 per year. In addition, we are responsible for the payment of all property taxes, insurance and common area maintenance expenses, which average approximately $70,000 per project per year. We are required to fund all leasehold improvements made to the buildings. Based on independent appraisals performed on each project, we believe that the terms of the leases that have replaced the guaranty obligations are generally more favorable than we could obtain in an arms’ length transaction. SRDS pays us an annual management fee of $5,000 for administrative services that we provide to SRDS.

Certain Transactions

Since 1996, we have leased a retail store location of approximately 19,150 square feet in Houston, Texas from Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer. The lease provides for base monthly rental payments of $17,235 plus escrows for taxes, insurance and common area maintenance expenses of $6,200 monthly through January 31, 2011. We also have an option to renew the lease for two additional five-year terms. Mr. Frank received total payments under this lease of $281,000 in fiscal 2000 and fiscal 2001, $141,000 in the six month fiscal period ended January 31, 2002, $281,000 in fiscal 2003, and $141,000 during the six months ended July 31, 2003. Based on market lease rates for comparable retail space in the area, we believe that the terms of this lease are no less favorable to us than we could have obtained in an arms’ length transaction at the date of the lease commencement.

Contractual Obligations

The following table presents a summary of all of our contractual obligations as of July 31, 2003, classified by payments due per period.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Construction guarantees	$—	$—	$—	$—	$—
Notes payable	5,275	5,275	—	—	—
Long term debt	38,105	7,991	30,114	—	—
Operating leases:
Real estate	90,418	11,748	21,606	19,004	38,060
Equipment	8,268	2,966	3,235	1,201	866

Total contractual cash obligations	$142,066	$27,980	$54,955	$20,205	$38,926

Quantitative and Qualitative Disclosure About Market Risk

Interest rates under our bank credit facility are variable and are determined, at our option, as the base rate, which is the greater of prime rate or federal funds rate plus 0.50% plus the base rate margin, which ranges from 0.50% to 1.75%, or LIBOR plus the LIBOR margin, which ranges from 1.50% to 2.75%. Accordingly, changes in the prime rate, the federal funds rate or LIBOR, which are affected by changes in interest rates generally, will affect the interest rate on, and therefore our costs under, our bank credit facility. We are also exposed to interest rate risk associated with our interest only strip and the subordinated securities we receive through our sales of receivables to the QSPE.

We held interest rate swaps and collars with notional amounts totaling $100.0 million as of January 31, 2002 and January 31, 2003, with terms extending through 2005. At January 31, 2002, these instruments were accounted for as cash flow hedges. Of these instruments, $80.0 million were designated as hedges against our variable interest rate risk related to the cash flows from our interest only strip. The remaining $20.0 million of these instruments were designated as hedges against our variable rate debt.

In September 2002, we entered into a new agreement to sell customer receivables. As a result of that new agreement, we discontinued hedge accounting for the $80.0 million of hedges previously designated to the interest only strip. In accordance with SFAS 133, we recognized changes in fair value for those derivatives after September 2002 as interest expense, and we are amortizing the amount of accumulated other comprehensive loss related to those derivatives into interest expense over the remaining term of the instruments, which expire ending in November 2003. This change had no effect on the $20.0 million of instruments designated as hedges against our variable rate debt.

Ineffectiveness, which arises from differences between the interest rate stated in the derivative instrument and the interest rate upon which the underlying hedged transaction is based, totaled $0.5 million for the year ended July 31, 2001, $0.1 million for the six months ended January 31, 2002 and $0.4 million for the year ended January 31, 2003, and is reflected in “Interest Expense” in our consolidated statement of operations. Ineffectiveness for the year ended January 31, 2003 includes $0.4 million related to discontinued hedge accounting.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board finalized SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires, among other things, that companies no longer amortize goodwill but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with indefinite useful lives. Intangible assets with indefinite useful lives must be tested for impairment in accordance with the guidance in SFAS 142. We adopted the provisions of SFAS 142 beginning as of February 1, 2002, relative to all goodwill and other intangible assets recognized as of that date, regardless of when we acquired the asset. SFAS 142 required us to complete a transitional goodwill impairment test prior to July 31, 2002, and to reassess the useful lives of other intangible assets within the first interim quarter after our adoption of the pronouncement. We completed the transitional goodwill impairment test in July 2002 and the first annual review in November 2002 and determined that no impairment of goodwill existed. Application of the non-amortization provisions of SFAS 142 to goodwill and other intangible assets, which had previously been amortized over 15 years, resulted in an increase to net income of approximately $0.2 million, or $0.01 per diluted common share, for fiscal 2003, and $0.1 million, or $0.005 per diluted common share, for the six months ended July 31, 2003. As of January 31, 2003, we had unamortized goodwill and other intangible assets of approximately $7.9 million.

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Issue 02-16, addressing the accounting for cash consideration received by a customer from a vendor, including vendor rebates and refunds. The consensus reached states that consideration received should be presumed to be a reduction of the prices of the vendor’s products or services and should therefore be shown as a reduction of cost of sales in the income statement of the customer. The presumption can be overcome if the vendor receives an identifiable benefit in exchange for the consideration or the consideration represents a reimbursement of a specific incremental identifiable cost incurred by the customer in selling the vendor’s product or service. If one of these conditions is met, the cash consideration should be characterized as a reduction of those costs in the income statement of the customer. The consensus reached also concludes that if rebates or refunds can be reasonably estimated, such rebates or refunds should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received relative to the transactions that mark the progress of the customer toward earning the rebate or refund. The provisions of this consensus are applied prospectively and are consistent with our existing accounting policy.

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a stand alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The provisions of this consensus are not expected to have a significant effect on our financial position or operating results.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 amends SFAS No. 123, Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, and have been incorporated into our consolidated financial statements and accompanying footnotes.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, or FIN 46. FIN 46 requires the consolidation of entities in which a company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by a company when it has a controlling financial interest through ownership of a majority voting interest in the entity. We are currently evaluating the effects of the issuance of FIN 46 on the accounting for our leases with SRDS. We do not anticipate the adoption of FIN 46 will have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are a specialty retailer of home appliances and consumer electronics. We sell major home appliances including refrigerators, freezers, washers, dryers and ranges, and a variety of consumer electronics including projection, plasma and LCD televisions, camcorders, VCRs, DVD players and home theater products. We also sell home office equipment, lawn and garden products and bedding, and we continue to introduce additional product categories for the home to help increase same store sales and to respond to our customers’ product needs. In the last three years, we have introduced several new product lines, including lawn and garden, bedding and generators. We offer over 1,100 product items, or SKUs, at good-better-best price points representing such national brands as General Electric, Whirlpool, Frigidaire, Mitsubishi, Sony, Panasonic, Thomson Consumer Electronics, Simmons, Hewlett Packard and Compaq. Based on revenue in 2002, we were the 12th largest retailer of home appliances in the United States, and we are either the first or second leading retailer of home appliances in terms of market share in the majority of our existing markets.

We currently operate 42 retail stores located in Texas and Louisiana. We opened 11 stores in the twelve months ended January 31, 2002, of which four were relocations of existing stores, and we opened twelve stores in fiscal 2003, of which five were relocations of existing stores. We also closed one store during fiscal 2003. We plan to continue our growth program by opening three to five new stores during fiscal 2004 and four to six new stores during fiscal 2005.

We have been known for providing excellent customer service for over 110 years. We believe that our customer-focused business strategies make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional and local retailers. We strive to provide our customers with:

•	a high level of customer service;

•	highly trained and knowledgeable sales personnel;

•	a broad range of customer-driven, brand name products;

•	flexible financing alternatives through our proprietary credit programs;

•	same day and next day delivery capabilities; and

•	outstanding product repair service.

We believe that these strategies drive repeat purchases and enable us to generate substantial brand name recognition and customer loyalty. During fiscal 2003, approximately 54% of our credit customers, based on the number of invoices written, were repeat customers.

In 1994, we realigned and added to our management team, enhanced our infrastructure and refined our operating strategy to position ourselves for future growth. From fiscal 1994 to fiscal 1999, we selectively grew our store base from 21 to 26 stores while improving operating margins from 5.2% to 8.7%. Since fiscal 1999, we have generated significant growth in our number of stores, revenue and profitability. Specifically:

•	we have grown from 26 stores to 42 stores, an increase of more than 60%, with three more stores currently under development;

•	total revenues have grown at a compound annual rate of 20.1% from $236.7 million in fiscal 1999, to $450.1 million in fiscal 2003;

•	earnings from continuing operations before income taxes have grown at a compound annual rate of 25.4% from $14.5 million in fiscal 1999, to $31.9 million in fiscal 2003; and

•	our average same store sales growth from fiscal 1999 to fiscal 2003 has been 10.1%.

Industry Overview

The home appliance and consumer electronics industry includes major home appliances, small appliances, home office equipment, televisions and audio, video and mobile electronics. Sellers of home appliances and consumer electronics include large appliance and electronics superstores, national chains, small regional chains, single-store operators, appliance and consumer electronics departments of selected department and discount stores and home improvement centers.

Based on data published in Twice, This Week in Consumer Electronics, a newspaper dedicated to the consumer electronics, computer and major appliances industries in the United States, the top 100 major appliance retailers reported sales of approximately $15.2 billion in 2002, up approximately 9.5% from reported sales in 2001 of approximately $13.9 billion. We estimate sales for the appliance industry for 2002, based upon total estimated shipments including builders’ sales and those retailers not included in the top 100 retailers as compiled by the Association of Home Appliance Manufacturers, to be in excess of $24 billion. We estimate total sales in the major appliance industry will exceed $29 billion by 2005. The retail appliance market is large and concentrated among a few major dealers. Sears has been the leader in the retail appliance market, with a market share of the top 100 retailers of approximately 37% in 2002, down from approximately 40% in 2001.

As measured by Twice, the top 100 consumer electronics retailers in the United States reported sales of $101.5 billion in 2002, a 6.1% increase from the $95.7 billion reported in 2001. According to the Consumer Electronics Association, or CEA, total industry manufacturer sales of consumer electronics products in the United States, including imports, are projected to exceed $109 billion by 2007. The consumer electronics market is highly fragmented. We estimate, based on data provided in Twice, that the two largest consumer electronics superstore chains together accounted for less than one-third of the total electronics sales attributable to the 100 largest retailers in 2002. New entrants in both the home appliances and consumer electronics industries have been successful in gaining market share by offering similar product selections at lower prices.

In the home appliance market, many factors drive growth, including consumer confidence, household formations and new product introductions. Product design and innovation is rapidly becoming a key driver of growth in this market. Products either recently introduced or scheduled to be offered include high speed ovens, custom refrigerators, appliances with stainless steel exteriors, personal garment dry cleaning appliances and energy-efficient appliances.

Technological advancements and the introduction of new products have largely driven growth in the consumer electronics market. Recently, industry growth has been fueled primarily by the introduction of products that incorporate digital technology, such as DVD players and digital camcorders, digital stereo receivers, satellite technology, cameras and televisions. Digital products offer significant advantages over their analog counterparts, including better clarity and quality of video and audio, durability of recording and compatibility with computers. Due to these advantages, we believe that digital technology will continue to drive industry growth as consumers replace their analog products with digital products. We believe the following product advancements will continue to fuel growth in the consumer electronics industry and represent a significant potential market for us.

•	Digital Television (DTV and High Definition TV). The Federal Communications Commission has set a target of 2006 for all commercial television stations to transition from broadcasting analog signals to digital signals. The Yankee Group, a communications and networking research and consulting firm, estimates that by the year 2007, HDTV signals will be in nearly 41.6 million, or 40%, of homes in the United States. This represents a compounded annual growth rate of 17.1% from the estimated 18.9 million homes receiving digital cable at the end of 2002. To view a digital transmission, consumers will need either a digital television or a set-top box converter capable of converting the digital broadcast for viewing on an analog set. According to the CEA, DTV unit sales are expected to grow from an estimated 4.3 million units in 2003 to 16.2 million units in 2007, representing a compounded annual growth rate of 39.3%. We believe the recent introduction of high clarity digital flat panel televisions in both liquid crystal display, or LCD, and plasma formats has increased the quality and sophistication of these entertainment products and will be a key driver of digital television growth.

•	Digital Versatile Disc (DVD). According to the CEA, the DVD player has become the fastest growing consumer electronics product in history. First introduced in March 1997, DVD players are currently in 35% of U.S. homes and are projected to be in approximately 70% of U.S. homes by 2005. Sales of DVD players grew from 0.3 million units in 1997 to 17.1 million units in 2002 and are expected to further increase to 24.3 million units in 2004.

•	Digital Radio. The conversion to digital radio is taking place through two independent platforms, satellite and terrestrial. Digital satellite radio is currently being provided by Sirius Satellite Radio and XM Satellite Radio. As of June 30, 2003, Sirius Satellite Radio and XM Satellite Radio had approximately 105,000 and approximately 692,000 subscribers, respectively. The Yankee Group estimates that the number of U.S. satellite radio subscribers will reach approximately 21 million by 2006. The well-established terrestrial AM/FM radio stations began upgrading to digital radio in 2003.

Home appliance and electronics retailers typically provide few or no in-house financing options. Consumers see home appliances and electronics as necessary or desirable, but many customers are unable to afford them without financing, which may be difficult to obtain. Moreover, once customers purchase an item, they typically have to wait several days for delivery and may be unable to receive product service from the seller.

Business Strategy

Our objective is to be the leading specialty retailer of home appliances and consumer electronics in each of our markets. We strive to achieve this objective through execution of the following strategies.

•	Providing a high level of customer service. We endeavor to maintain a very high level of customer service as a key component of our culture, which has resulted in customer satisfaction levels at rates between 90% and 95%. We measure customer satisfaction in our customer service on the sales floor, in our delivery operation and in our service department by sending survey cards to all customers for whom we have delivered or installed a product or made a service call. Our customer service resolution department attempts to address all customer complaints within 48 hours of receipt. We are working to expand this department to enable us to make customer satisfaction calls to every customer as soon as possible after a delivery is made or a service call is completed.

•	Developing and retaining highly trained and knowledgeable sales personnel. We require all sales personnel to specialize in home appliances, consumer electronics or “track” products. This approach allows the sales person to focus on a specific product category and become an expert in selling and using products in that category. New sales personnel must complete an intensive two-week classroom training program conducted at our corporate office followed by an additional week of on-the-job training riding in a delivery and service truck to observe how we serve our customers after the sale is made.

•	Offering a broad range of customer-driven, brand name products. We offer a comprehensive selection of high-quality, brand name merchandise to our customers at guaranteed low prices. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We maintain strong relationships with approximately 50 manufacturers and distributors that enable us to offer over 1,100 SKUs to our customers. Our principal suppliers include General Electric, Whirlpool, Frigidaire, Mitsubishi, Sony, Panasonic, Thomson Consumer Electronics, Simmons, Hewlett Packard and Compaq. To facilitate our responsiveness to customer demand, we use our prototype store, located hear our corporate offices in Beaumont, Texas, to test the sale of all new products and obtain customers’ reactions to new display formats before introducing these products and display formats to our other stores.

•	Offering flexible financing alternatives through our proprietary credit programs. Historically, we have financed approximately 60% of our retail sales through our internal credit programs. We believe our credit programs expand our potential customer base, increase our sales revenue and enhance customer loyalty by providing our customers immediate access to financing alternatives that our competitors typically do not offer. Our credit department makes all credit decisions internally, entirely independent of our sales personnel. We provide special consideration to the customer’s credit history with us. Before extending credit, we match our loss experience by product category with the customer’s creditworthiness to determine down payment amounts and other credit terms. This facilitates product sales while keeping our credit risk within an acceptable range. Approximately 60% of customers who have active credit accounts with us take advantage of our in-store payment option and come to our stores each month to make their payments, which we believe results in additional sales to these customers. Through our daily calling program, we contact customers with past due accounts and attempt to work with them to collect payments in times of financial difficulty or periods of economic downturn. Our credit decisions and collections process enabled us to achieve a 2.7% net loss ratio in fiscal 2003 and a 2.8% annualized net loss ratio for the six months ended July 31, 2003 on the credit portfolio that we service for the QSPE.

•	Maintaining same day and next day distribution capabilities. We maintain four regional distribution centers and two other related facilities that cover all of the major markets in which we operate. These facilities are part of a sophisticated inventory management system that also includes a fleet of approximately 130 transfer and delivery vehicles that service all of our markets. Our distribution operations enable us to deliver products on the day of, or the day after, the sale to approximately 95% of our customers.

•	Providing outstanding product repair service. We service every product that we sell, and we service only the products that we sell. In this way, we can assure our customers that they will receive our service technicians’ exclusive attention to their product repair needs. All of our service centers are authorized factory service facilities that provide trained technicians to offer in-home diagnostic and repair service as well as on-site service and repairs for products that cannot be repaired in the customer’s home.

Growth Strategy

In addition to executing our business strategy, we intend to continue to achieve profitable, controlled growth by increasing same store sales, opening new stores and updating, expanding or relocating our existing stores.

•	Increasing same store sales. We plan to continue to increase our same store sales by:

•	continuing to offer quality products at competitive prices;

•	remerchandising our product offerings in response to changes in consumer demand;

•	training our sales personnel to increase sales closing rates;

•	updating our stores on a three-year rotating basis;

•	focusing more specifically on sales of computers and smaller electronics within the interior track area of our stores, including the expansion of high margin accessory items;

•	continuing to provide a high level of customer service in sales, delivery and servicing of our products;

•	increasing sales of our merchandise, finance products, service maintenance agreements and credit insurance through direct mail and in-store credit promotion programs; and

•	introducing a replacement service maintenance agreement that covers replacement of smaller ticket items.

•

Opening new stores.    We intend to take advantage of our reliable infrastructure and proven store model to continue the pace of our new store openings. This infrastructure includes our proprietary management information systems, training processes, distribution network, merchandising capabilities, supplier relationships and centralized credit approval and collection processes. We intend to expand our store base in existing, adjacent and new markets, as follows:

•	Existing and adjacent markets. We intend to increase our market presence by opening new stores in our existing markets, in adjacent markets and in new markets. New store openings in these locations will allow us to take advantage of our perceived market opportunity in those markets and leverage our existing distribution network, cluster advertising, brand name recognition and reputation.

•	New markets. We have executed leases to open three new stores in the Dallas/Fort Worth metroplex. We have identified several additional markets that meet our criteria for site selection, including the Rio Grande Valley in southwest Texas, New Orleans and central Louisiana around Shreveport, Monroe and Alexandria. We intend to enter these new markets, as well as some in neighboring states, over the next several fiscal years. We will first address markets in states in which we currently operate. We expect that this new store growth will include major metropolitan markets in both Texas and Louisiana. We have also identified a number of smaller markets within Texas and Louisiana in which we expect to explore new store opportunities. Our long-term growth plans include markets in other areas of significant population density within neighboring states. During fiscal 2004, we expect to open three to five stores in new markets in Texas and Louisiana.

•	Updating, expanding or relocating existing stores. Over the last three years, we have updated, expanded or relocated all of our stores. We have implemented our larger prototype store model at all locations at which the physical space would accommodate the required design changes. As we continue to add new stores or replace existing stores, we will modify our floor plan to include this new model. We continuously evaluate our existing and potential sites to ensure our stores are in the best possible locations and relocate stores that are not properly positioned. We typically lease rather than purchase our stores to retain the flexibility of subleasing a location if we later decide that the store is performing below our standards. This approach also conserves capital by avoiding large outlays for real estate purchases. After updating, expanding or relocating a store, we expect to increase sales significantly at those stores.

Products and Merchandising

Product Categories.    Each of our stores sells five major categories of products: major home appliances, consumer electronics, home office equipment, delivery and installation services and other household products, including lawn and garden equipment and bedding. The following table presents a summary of net sales by major product category, service maintenance agreement commissions and service revenues, for fiscal 2000 and fiscal 2001, the six month fiscal period ended January 31, 2002, fiscal 2003 and the six months ended July 31, 2003.

	Twelve Months Ended July 31,				Six Months Ended January 31, 2002(1)		Twelve Months Ended January 31, 2003		Six Months Ended July 31, 2003(2)
	2000		2001
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Major home appliances	$101,654	40.8%	$114,756	39.2%	$63,822	34.9%	$147,217	37.8%	$81,803	39.1%
Consumer electronics	83,880	33.7	107,536	36.8	75,254	41.2	155,213	39.9	75,152	35.9
Home office equipment	24,235	9.7	22,569	7.7	16,501	9.0	25,797	6.6	12,082	5.8
Delivery and installation	5,429	2.2	6,366	2.2	3,606	2.0	8,231	2.1	3,867	1.8
Other (including lawn and garden and bedding)	4,734	1.9	9,394	3.2	4,708	2.6	14,130	3.6	15,573	7.4

Total product sales	219,932	88.3	260,621	89.1	163,891	89.7	350,588	90.0	188,477	90.0
Service maintenance agreement commissions	14,884	6.0	17,022	5.8	10,443	5.7	20,488	5.3	11,588	5.5
Service revenues	14,261	5.7	14,745	5.0	8,277	4.5	18,420	4.7	9,376	4.5

Total net sales	$249,077	100.0%	$292,388	100.0%	$182,611	100.0%	$389,496	100.0%	$209,441	100.0%

(1)	Sales amounts and percentages for this period do not reflect the effect of summer air conditioner sales and lawn and garden product sales.
(2)	Sales amounts and percentages for this period do not reflect the holiday sales season.

Within these major product categories (excluding service maintenance agreements and delivery and installation), we offer our customers over 1,100 SKUs in a wide range of price points. Most of these products are manufactured by brand name companies, including General Electric, Whirlpool, Frigidaire, Mitsubishi, Sony, Panasonic, Thomson Consumer Electronics, Simmons, Hewlett Packard and Compaq. As part of our good-better- best merchandising strategy, our customers are able to choose from products ranging from low-end to mid- to high-end models in each of our key product categories, as follows.

Category	Products	Selected Brands
Major appliances	Refrigerators, freezers, washers, dryers, ranges, dishwashers, air conditioners and vacuum cleaners	General Electric, Frigidaire, Whirlpool, Maytag, KitchenAid, Sharp, Samsung, Friedrich, Roper, Hoover and Eureka

Consumer electronics	Projection, plasma and LCD televisions, home theater systems, VCRs, camcorders, digital cameras, DVD players, audio components, compact disc players, speakers and portable electronics	Mitsubishi, Thomson Consumer Electronics, Sony, Toshiba, Sanyo, JVC, Panasonic, Hitachi, Yamaha, Polk, Kenwood and JBL

Home office equipment	Computers, computer peripherals, personal digital assistants and telephones	Hewlett Packard, Compaq, Sony and Panasonic

Other	Lawn and garden, bedding and generators	Poulan, Toro, Weedeater, Simmons and Honda

Purchasing.    We purchase products from approximately 50 manufacturers and distributors. Our agreements with these manufacturers and distributors typically cover a one or two year time period and are renewable at the option of the parties. We purchase a significant portion of our total inventory from a limited number of vendors. During fiscal 2003, we purchased 65.4% of our total inventory from six vendors, including 15.5%, 13.7% and 12.5% of our total inventory from Frigidaire, Whirlpool and Mitsubishi, respectively.

Merchandising Strategy.    We focus on providing a comprehensive selection of high-quality merchandise to appeal to a broad range of potential customers. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We primarily sell brand name warrantied merchandise. Our established relationships with major appliance and electronic vendors give us purchasing power that allows us to offer custom-featured appliances and electronics and provides us a competitive selling advantage over other independent retailers. We use our prototype store, located near our corporate offices in Beaumont, Texas, to test the sale of all new products and obtain customers’ reactions to new display formats before introducing these products and display formats to our other stores. As part of our merchandising strategy, we operate clearance centers in our Houston and San Antonio markets to help sell scratched, used or discontinued merchandise. We have recently redesigned our approach to the merchandising of our “track” products, including computers and other small appliances and electronic products such as camcorders, DVD players, cameras and telephones, to provide consumer-friendly point of sale transactions that take place within a track area located in the interior of our store. We believe that this focused approach to creating consumer awareness and ease of purchase of our track products will help increase same store sales. We do, however, expect product margins to decrease because many of these products are sold at lower margins.

Pricing.    We emphasize competitive pricing on all of our products and maintain a low price guarantee that is valid in all markets from 10 to 30 days after the sale, depending on the product. At most of our stores, to print an invoice that contains pricing other than the price maintained within our computer system, sales personnel must call a special “hotline” number at the corporate office. Store operations management and our corporate office closely monitor the stores that do not have this price adjustment system. Personnel manning this hotline number are familiar with competitor pricing and are authorized to make price adjustments to fulfill our low price guarantee when a customer presents acceptable proof of the competitor’s lower price. This centralized function also allows us to maintain control of pricing and to store and retrieve pricing data of our competitors.

Customer Service

We focus on customer service as a key component of our strategy. We believe our same day or next day delivery option, which is not offered by most of our competitors, is one of the keys to our success. Additionally, we attempt to answer and resolve all customer complaints within 48 hours of receipt. We track customer complaints by individual salesperson, delivery person and service technician. We send out over 30,000 customer satisfaction survey cards each month covering all deliveries and service calls. Based upon a response rate from our customers of approximately 20%, we consistently report customer satisfaction rates between 90% and 95%. We have already planned the physical facilities necessary to implement a proactive customer satisfaction call center, and once the center is fully operational, we expect to contact most customers within 48 hours of product delivery or completed service call to inquire about their satisfaction with their purchases or service call experience with us.

Store Operations

Stores.    We currently operate 42 retail stores located in Texas and Louisiana. The following table illustrates our markets, the number of freestanding and strip mall stores in each market and the year we opened our first store in each market.

	Number of Stores
Market	Stand-Alone	Strip Mall	First Store Opened
Houston	8	10	1983
San Antonio/Austin	7	6	1994
Golden Triangle (1)	1	4	1937
Baton Rouge/Lafayette	1	4	1975
Corpus Christi	1	0	2002

	18	24

(1)	Beaumont, Nederland and Orange, Texas and Lake Charles, Louisiana

Our stores have an average selling space of approximately 19,000 square feet, plus a rear storage area averaging approximately 6,000 square feet for fast-moving or smaller products that customers prefer to carry out rather than wait for in-home delivery. Two of our stores are clearance centers for discontinued product models and damaged merchandise and returns. Our clearance centers are located in the Houston and San Antonio markets and average 9,000 square feet of selling space. All stores and clearance centers are open from 10:00 a.m. to 9:00 p.m. Monday through Friday, from 9:00 a.m. to 9:00 p.m. on Saturday, and from 11:00 a.m. to 7:00 p.m. on Sunday.

Approximately 60% of our stores are in strip shopping centers and regional malls, with the balance being stand-alone buildings. All of our locations have parking available immediately adjacent to the store’s front entrance. Our storefronts have a distinctive exterior tower that guides the customer to the entrance of the store. Inside the store, a large colorful tile track circles the interior floor of the store. One side of the track leads the customer to major appliances, lawn and garden products and bedding while the other side of the track leads the customer to a large display of television and projection television products. The inside of the track contains various home office and consumer electronic products such as computers, printers, DVD players, camcorders, digital cameras and telephones. During the six month period ended July 31, 2003, we redesigned our approach to merchandising of our track products to provide consumer-friendly point of sale transactions. The area inside the track now has its own manager, sales personnel and merchandising approach for its products, including a check-out area dedicated to the purchase of track products. The rear of the store contains a display for audio and stereo products, as well as cashier stations. To reach the cashiers at the rear of the store, our customers must walk past our products. We believe this increases sales to customers that have purchased products from us on credit in the past and who return to our stores to make their monthly credit payments.

We have updated or relocated all of our stores in the last three years. We expect to continue to update stores on a three year cycle. All of our updated stores, as well as our new stores, include modern interior selling spaces featuring attractive signage and display areas specifically designed for each major product type. Our prototype store for future expansion has from 20,000 to 24,000 square feet of retail selling space, which is approximately 15% more than the average size of our existing stores and a rear storage area of between 5,000 and 7,000 square feet. We generally spend approximately $375,000 to $425,000 to update a store, and as a result of the updating, we expect to increase same store sales at those stores. Over the last three years, we have spent approximately $20 million updating, refurbishing or relocating our existing stores.

Site Selection.    Our stores are typically located near freeways or major travel arteries and in the vicinity of major retail shopping areas. We prefer to locate our stores in an area where our prominent tower storefront will be the anchor of the shopping center or readily visible from major thoroughfares. We also attempt to locate our stores in the vicinity of major home appliance and electronics superstores. We have typically entered markets where we can potentially support at least 10 to 12 stores. We believe this number of stores allows us to optimize advertising and distribution costs. We may, however, elect to experiment with opening smaller numbers of new stores in outlying areas where customer demand for products and services outweighs the extra cost of failing to achieve full economies of scale. Other factors we consider when evaluating potential markets include the distance from our distribution centers, store locations of our competitors and population, demographics and growth potential of the market.

Store Economics.    We lease 38 of our 42 current store locations, with an average monthly rent of $21,000. Our average investment for the 13 stores we have opened in the last two years was approximately $1.1 million, including leasehold improvements, fixtures and equipment and inventory (net of accounts payable). For these same new stores, the net sales per store has averaged $0.7 million per month for the last 18 months or the actual time the store has been open, if less than 18 months.

Our new stores have typically been profitable on an operating basis within their first three to six months of operation and, on average have returned our investment in 20 months or less. We consider a new store to be successful if it achieves $8 million to $9 million in sales volume and 2% to 5% in operating margins before allocations of overhead and advertising in the first full year of operation. Successful stores that have matured, which generally occurs after two to three years of operations, typically generate annual sales of approximately $12 million to $15 million and 5% to 9% in operating margins before allocations. Assuming that the store location is both visible and accessible from major thoroughfares and that major competition exists in the general area, we believe that there is a significant difference in sales volume between stores that are freestanding and stores that are located in strip malls. Most of our new and replacement stores, therefore, are stand-alone stores unless there is compelling demographic data to cause us to locate the store in a strip mall.

Personnel and Compensation.    We staff a typical store with a store manager, an assistant manager, 10 to 20 sales personnel and other support staff including cashiers and/or porters. Managers have an average tenure with us of approximately seven years and typically have prior sales floor experience. In addition to store managers, we have four district managers that oversee from eight to 12 stores in each market. Our district managers generally have five to 15 years of sales experience and report to our senior vice president of store operations, who has over 20 years of sales experience. We treat the track area of our stores as a store within a store with a separate staff and cashier function.

We compensate home appliance and consumer electronics sales specialists on a straight commission arrangement, while we generally compensate store managers and cashiers on a salary basis plus incentives or at an hourly rate. Our store managers receive a base salary and monthly bonuses; in some instances, store managers receive earned commissions plus base salary. Our clearance centers are staffed with a manager and six to eight sales personnel who are paid on a straight commission arrangement. Sales personnel within the track area are compensated on an hourly basis plus a sales incentive. We believe that because our store compensation plans are tied to sales, they generally provide us an advantage in attracting and retaining highly motivated employees.

Training.    New sales personnel must complete an intensive two-week classroom training program conducted at our corporate office. We then require them to spend an additional week riding in a delivery and service truck to gain an understanding of how we serve our customers after the sale is made. Installation and delivery staff and service personnel receive training through an on-the-job program in which individuals are assigned to an experienced installation and delivery or service employee as helpers prior to working alone.

We attempt to identify store manager candidates early in their careers with us and place them in a defined program of training. They first attend our in-house training program, which provides guidance and direction for the development of managerial and supervisory skills. They then attend an external management course that helps solidify their management knowledge and builds upon their internal training. After completion of these training programs, manager candidates work as assistant managers for six to twelve months and are then allowed to manage one of our smaller stores, where they are supervised closely by the store’s district manager. We give new managers an opportunity to operate larger stores as they become more proficient in their management skills. Each store manager attends mandatory training sessions on a monthly basis and also attends bi-weekly sales training meetings where participants receive and discuss new product information.

Marketing

We design our marketing and advertising programs to increase our brand name recognition, educate consumers about our products and services and generate customer traffic in order to increase sales. Our programs include periodic promotions such as three, six or twelve months of no interest financing. We conduct our advertising programs primarily through local newspapers, local radio and television stations and direct marketing through direct mail, telephone and our website.

Direct marketing has become an effective way for us to present our products and services to our existing customers and potential new customers. We use direct mail to target promotional mailings to creditworthy individuals, including new residents in our market areas from time to time. In addition, we use direct mail to market increased credit lines to existing customers, to encourage customers using third party credit to convert to our credit programs and for customer appreciation mailings. We also conduct a mail program to reestablish contact with customers who applied for credit recently at one of our stores but did not purchase a product. During fiscal 2003, customers representing approximately $158.2 million, or 41%, of retail sales at our stores, had recently received a direct mail offer prior to purchasing a product. We also call customers who recently applied for credit at one of our retail locations but did not purchase a product; this often redirects these potential purchasers back into the original store location. This telephone program was responsible for an additional $15.3 million in revenue during fiscal 2003.

Our website, www.conns.com, offers a selection of products from our total product inventory and provides useful information to the consumer on pricing, features and benefits for each product. Our website also allows the customer to apply and be approved for credit, to see our special on-line promotional items and to make purchases on-line through the use of approved credit cards. The website currently averages approximately 3,140 visits per day from potential and existing customers. During fiscal 2003, our website was the initial source of approximately 54,000 credit applications that resulted in $25.8 million in sales completed in our stores. The website is linked to a call center, allowing us to better assist customers with their credit and product needs.

Distribution and Inventory Management

We typically cluster our stores around four regional distribution centers located in Houston, San Antonio and Beaumont, Texas and Lafayette, Louisiana and a smaller warehouse facility in Austin, Texas. This enables us to deliver products to our customers quickly, reduces inventory requirements at the individual stores and facilitates regionalized inventory and accounting controls. As part of our entry into the Dallas market, we have leased a warehouse facility of approximately 36,000 square feet.

In our retail stores, we maintain an inventory of fast-moving items and products that the customer is likely to carry out of the store. Our sophisticated Distribution Inventory Sales computer system and the recent introduction of scanning technology in our distribution centers allow us to determine on a real-time basis the exact location of any product we sell. If we do not have a product at the desired retail store at the time of sale, we can provide it through our distribution system on a next day basis.

We maintain a fleet of 18-wheeler transport trucks that allow us to move products from market to market and from distribution centers to stores. At each distribution center or warehouse facility, we also maintain a fleet of home delivery vehicles that allow us to deliver directly to the customer. Our customers pay a delivery charge based on their choice of same day or next day delivery, and we are able to deliver our products on the same day as, or the next day after, the sale to approximately 95% of our customers.

Finance Operations

General.    We sell our products for cash or for payment through major credit cards, which we treat as cash sales. We also offer our customers several financing alternatives through our proprietary credit programs. Historically, we have financed approximately 60% of our retail sales through one of our two proprietary credit programs. We offer our customers a choice of installment payment plans and revolving credit plans through our primary credit portfolio. We also offer an installment program through our secondary credit portfolio to a limited number of customers who do not qualify for credit under our primary credit portfolio. The following table shows our products sales, excluding returns and allowances and service revenues, by method of payment for the periods indicated.

	Twelve Months Ended July 31,				Six Months Ended January 31, 2002		Twelve Months Ended January 31, 2003		Six Months Ended July 31, 2003
	2000		2001
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Cash and other credit cards	$94,722	38.5%	$112,350	38.6%	$72,168	39.5%	$154,305	39.8%	$95,442	45.6%
Primary credit portfolio:
Installment	115,060	46.8	136,348	46.8	86,208	47.2	181,441	46.8	90,643	43.4%
Revolving	19,904	8.1	18,429	6.3	10,020	5.5	20,370	5.3	9,457	4.5%
Secondary credit portfolio	16,060	6.5	24,000	8.2	14,173	7.8	31,815	8.2	13,551	6.5%

Total	$245,745	100.0%	$291,127	100.0%	$182,569	100.0%	$387,931	100.0%	$209,093	100.0%

As of July 31, 2003, we employed approximately 250 employees who focus on credit approval and collections. These employees are highly trained to follow our strict methodology in approving credit, collecting our accounts and charging off any uncollectible accounts.

Credit Approval.    Our credit programs are operated by our centralized credit department staff, completely independent of sales personnel. As part of our centralized credit approval process, we have developed a proprietary standardized scoring model that provides preliminary credit decisions, including down payment amounts and credit terms, based on both customer and product risk. Although we rely on this program to approve automatically some credit applications from customers for whom we have previous credit experience, over 87% of our credit decisions are based on human evaluation of the customer’s creditworthiness. We developed this model with the assistance of Equifax® to correlate the product category of a customer purchase with the default probability.

A significant part of our ability to control delinquency and charge-off rates is tied to the relatively high level of down payments that we require and the purchase money security interest that we obtain in the product financed, which reduce our credit risk and increase our customers’ willingness to meet their future obligations. Consistent with industry practice, we require the customer to provide proof of credit property insurance coverage to offset potential losses relating to theft or damage of the product financed.

Installment accounts are paid over a specified period of time with set monthly payments. Revolving accounts provide customers with a specified amount which the customer may borrow, repay and re-borrow so long as the credit limit is not exceeded. Most of our installment accounts provide for payment over 12 to 36 months, and for those accounts paid in full during fiscal 2003 and the six months ended July 31, 2003, the average account was outstanding for approximately 13 to 15 months. Our revolving accounts were outstanding approximately 14 to 16 months for those accounts paid in full during fiscal 2003 and the six months ended July 31, 2003. During fiscal 2003 and the six months ended July 31, 2003, approximately 13% of the applications approved under the primary program were handled automatically through our computer system based on previous credit history with us. We automatically send the application of any new credit customer or any customer seeking additional credit where there has been a past delinquency or performance problem to an experienced, in-house credit grader.

We created our secondary credit portfolio program to meet the needs of those customers who do not qualify for credit under our primary program. If we cannot approve a customer’s application for credit under our primary portfolio, we automatically send the application to the credit staff of our secondary portfolio for further consideration. We offer only the installment program to these customers, and we grant credit to these consumers under stricter terms, including higher down payments. An experienced, in-house credit grader administers the credit approval process. Most of the installment accounts approved under this program provide for repayment over 12 to 36 months, and for those accounts paid in full during fiscal 2003 and the six months ended July 31, 2003, the average account was outstanding for approximately 13 to 15 months.

The following two tables present, for comparison purposes, information regarding our two credit portfolios.

	Primary Portfolio
	Twelve Months Ended July 31, 2001	Six Months Ended January 31, 2002	Twelve Months Ended January 31, 2003	Six Months Ended July 31, 2003
	(dollars in thousands, except average outstanding balance)
Total outstanding balance (period end)	$195,920	$220,268	$249,410	$257,981
Average outstanding customer balance	$1,019	$1,054	$1,063	$1,110
Number of active accounts (period end)	192,136	209,035	234,738	232,374
Total applications processed (1)	324,803	202,842	451,422	238,389
Percent of retail sales financed	53.1%	52.7%	52.1%	47.9%
Total applications approved	64.7%	63.3%	57.3%	59.3%
Average down payment	11.0%	10.8%	10.3%	10.0%
Average interest spread (2)	12.8%	14.4%	13.0%	12.6%

	Secondary Portfolio
	Twelve Months Ended July 31, 2001	Six Months Ended January 31, 2002	Twelve Months Ended January 31, 2003	Six Months Ended July 31, 2003
	(dollars in thousands, except average outstanding balance)
Total outstanding balance (period end)	$34,473	$41,925	$54,417	$53,586
Average outstanding customer balance	$1,074	$1,089	$1,077	$1,076
Number of active accounts (period end)	32,417	38,482	50,509	49,784
Total applications processed (1)	113,996	77,679	194,407	91,870
Percent of retail sales financed	8.2%	7.8%	8.2%	6.5%
Total applications approved	28.8%	33.4%	27.6%	26.9%
Average down payment	24.5%	25.0%	27.0%	28.8%
Average interest spread (2)	14.3%	15.6%	14.3%	13.1%

(1)	Unapproved credit applications in the primary portfolio are automatically referred to the secondary portfolio.
(2)	Difference between the average interest rate yield on the portfolio and the average cost of funds under the program plus the allocated interest related to funds required to finance the credit enhancement portion of the portfolio. Also reflects the loss of interest income resulting from interest free promotional programs.

Credit Quality.    We enter into securitization transactions to sell our retail receivables to a QSPE. After the sale, we continue to service these receivables under contract with the QSPE. We closely monitor these credit portfolios to identify delinquent accounts early and dedicate resources to contacting customers concerning past due accounts. We believe that our local presence, ability to work with customers and flexible financing alternatives contribute to the historically low charge-off rates on these portfolios. In addition, our customers have the opportunity to make their monthly payments in our stores, and approximately 60% of our active credit accounts did so at some time during the last 24 months. We believe that these factors help us maintain a relationship with the customer that keeps losses low while encouraging repeat purchases.

Our follow-up collection activities involve a combination of centralized efforts that take place in our corporate office and outside collection efforts that involve a visit by one of our credit counselors to the customer’s home. We maintain a sophisticated predictive dialer system and letter campaign that helps us contact approximately 19,000 delinquent customers daily. We also maintain a very experienced skip-trace department that utilizes current technology to locate customers who have moved and left no forwarding address. Our outside collectors provide an on-site contact with the customer to assist in the collection process or, if needed, to actually repossess the product in the event of non-payment. Repossessions are made when it is clear that the customer is unwilling to establish a reasonable payment process. Our legal department represents us in bankruptcy proceedings and filing of delinquency judgment claims and helps handle any legal issues associated with the collection process.

Generally, we deem an account to be uncollectible and charge it off if the account is 120 days past due and has not had a payment in the last seven months. We have historically recovered approximately 24% of charged-off amounts through our collection activities. The income that we realize from our interest in securitized receivables depends on a number of factors, including expected credit losses. Therefore, it is to our advantage to maintain a low delinquency rate and loss ratio on these credit portfolios.

Our accounting and credit staff consistently monitors trends in charge-offs by examining the various characteristics of the charge-offs, including store of origination, product type, customer credit information, down payment amounts and other identifying information. We track our charge-offs both gross, or before recoveries, and net, or after recoveries. We periodically adjust our credit granting, collection and charge-off policies based on this information.

The following two tables reflect the performance of our two credit portfolios, net of unearned interest.

	Primary Portfolio
	Twelve Months Ended July 31, 2001	Six Months Ended January 31, 2002	Twelve Months Ended January 31, 2003	Six Months Ended July 31, 2003
	(dollars in thousands)
Total outstanding balance (period end)	$195,920	$220,228	$249,410	$257,981
Average total outstanding balance	$184,184	$198,400	$234,819	$251,861
Account balances over 60 days old (period end)	$8,980	$10,800	$13,267	$12,856
Percent of balances over 60 days old to total outstanding (period end)	4.6%	4.9%	5.3%	5.0%
Allowance for doubtful accounts (period end)	$7,019	$7,602	$8,722	$9,024
Percent allowance for doubtful accounts to total outstanding (period end)	3.6%	3.5%	3.5%	3.5%
Bad debt write-offs (net of recoveries)	$4,886	$2,691	$6,135	$3,602
Percent of write-offs (net) to average outstanding	2.7%	2.7%	2.6%	2.9%

	Secondary Portfolio
	Twelve Months Ended July 31, 2001	Six Months Ended January 31, 2002	Twelve Months Ended January 31, 2003	Six Months Ended July 31, 2003
	(dollars in thousands)
Total outstanding balance (period end)	$34,473	$41,925	$54,417	$53,586
Average total outstanding balance	$28,401	$34,779	$48,171	$54,788
Account balances over 60 days old (period end)	$1,694	$2,583	$3,737	$4,033
Percent of balances over 60 days old to total outstanding (period end)	4.9%	6.2%	6.9%	7.5%
Allowance for doubtful accounts (period end)	$1,082	$1,333	$1,853	$2,393
Percent allowance for doubtful accounts to total outstanding (period end)	3.1%	3.2%	3.4%	4.5%
Bad debt write-offs (net of recoveries)	$778	$463	$1,425	$710
Percent of write-offs (net) to average outstanding	2.7%	2.7%	3.0%	2.6%

The following table presents information regarding the growth of our two credit portfolios, including unearned interest.

	Twelve Months Ended July 31,			Six Months Ended January 31, 2002	Twelve Months Ended January 31, 2003	Six Months Ended July 31, 2003
	1999	2000	2001
	(dollars in thousands)
Beginning balance	$159,647	$187,354	$228,547	$271,846	$311,032	$362,076
New receivables financed	162,947	196,151	232,550	147,539	302,494	145,458
Revolving finance charges	4,850	5,124	5,210	2,509	4,818	2,228
Returns on account	(2,198)	(2,696)	(3,220)	(2,222)	(5,508)	(2,761)
Collections on account	(133,573)	(152,018)	(185,576)	(105,486)	(243,200)	(131,436)
Accounts charged off	(5,793)	(6,812)	(7,476)	(4,347)	(10,528)	(6,058)
Recoveries of charge-offs	1,474	1,444	1,811	1,193	2,968	1,745

Ending balance	187,354	228,547	271,846	311,032	362,076	371,253
Less unearned interest at end of period	(26,064)	(33,389)	(41,455)	(48,879)	(58,249)	(59,685)

Total portfolio managed, net	$161,290	$195,158	$230,391	$262,153	$303,827	$311,568

Product Support Services

Credit Insurance.    Acting as agents for unaffiliated insurance companies, we sell credit life, credit disability, credit involuntary unemployment and credit property insurance at all of our stores. These products cover payment of the customer’s credit account in the event of the customer’s death, disability or involuntary unemployment or if the financed property is lost or damaged. We receive sales commissions from the unaffiliated insurance company at the time we sell the coverage, and we recognize retrospective commissions, which are additional commissions paid by the insurance carrier if insurance claims are lower than projected, as such commissions are actually earned.

We require proof of property insurance on all credit purchases, although we do not require that customers purchase this insurance from us. Approximately 79% of our credit customers purchase one or more of the credit insurance products we offer, and approximately 46% purchase all of the insurance products we offer. Commission revenues from the sale of credit insurance contracts represented approximately 2% of total net sales for fiscal 2003 and for the six months ended July 31, 2003.

Warranty Service.    We provide warranty service for all of the products we sell and only for the products we sell. Customers purchase service maintenance agreements on products representing approximately 53% of our total retail sales for fiscal 2003. These agreements broaden and extend the period of covered manufacturer warranty service for up to five years from the date of purchase, depending on the product, and cover certain items during the manufacturer’s warranty period. These agreements are sold at the time the product is purchased. Customers may finance the cost of the agreements along with the purchase price of the associated product. We contact the customer prior to the expiration of the service maintenance period to offer to renew the period of warranty coverage.

We have contracts with unaffiliated third party insurers that issue the service maintenance agreements to cover the costs of repairs performed by our service department under these agreements. The initial service contract is between the customer and the independent insurance company, but we are the insurance company’s first choice to provide service when it is needed. We receive a commission on the sale of the contract, and we bill the insurance company for the cost of the service work that we perform. Renewal contracts are between the customer and our in-house service department. Under renewal contracts we bill our own self insurance reserve for the cost of the service work as products are repaired.

Of the 15,000 to 20,000 repairs that we perform each month, approximately 45% are covered under these service maintenance agreements, approximately 45% are covered by manufacturer warranties and the remainder are “walk-in” repairs from our customers. Revenues from the sale of service contracts represented approximately 9.4% of total net retail sales during fiscal 2003 and approximately 9% during the six months ended July 31, 2003.

Management Information Systems

We have a fully integrated management information system that tracks on a real-time basis point-of-sale information, inventory receipt and distribution, merchandise movement and financial information. The management information system also includes a local area network that connects all corporate users to e-mail, scheduling and various servers. The servers and our stores are linked by a wide-area network that provides communication for in-house credit authorization and real time polling of sales and merchandise movement at the store level. In our distribution centers, we use radio frequency terminals to assist in receiving, stock put-away, stock movement, order filling, cycle counting and inventory management. At our stores, we currently use desktop terminals to assist in receiving, transferring and maintaining perpetual inventories. We expect to expand the use of product scanning technology to help in inventory control at the retail store level within the next six to nine months.

Our integrated management information system also includes extensive functionality for management of the complete credit portfolio life cycle as well as functionality for the management of product service. The credit system continues from our in-house credit authorization through account set up and tracking, credit portfolio condition, collections, credit employee productivity metrics, skip-tracing, bankruptcy and fraud and legal account management. The service system provides for service order processing, warranty claims processing, parts inventory management, technician scheduling and dispatch, technician performance metrics and customer satisfaction measurement. All of these systems share a common customer and product sold database.

Our point-of-sale system uses an IBM AS/400 hardware system that runs on the OS/400 operating system. This system enables us to use a variety of readily available applications in conjunction with software that supports the system. All of our current business application software, except our accounting and human resources systems, has been developed in-house by our management information system employees. We believe our management information systems efficiently support our current operations and provide a foundation for future growth.

In fiscal 2001, we installed a new Nortel telephone switch and state of the art Mosaix system predictive dialer, as well as a frame relay network and cable plant, to improve the efficiency of our collection and overall corporate communication efforts.

As part of our ongoing disaster recovery plan, we are currently implementing a secondary AS/400 system in two phases. In phase one, we installed a second back-up machine in our corporate office with the primary  AS/400 to provide the ability to switch production processing from the primary system to the secondary system within fifteen to thirty minutes should the primary system become disabled or unreachable. The two machines are kept synchronized utilizing third party software. The first phase provides “high availability” of the production processing environment. The second phase will add “disaster recovery” support through the relocation of the secondary AS/400 to another site geographically removed from our corporate office. The remainder of the functionality, synchronization of data and switch of production processing from primary to secondary, will continue to function as in the first phase. This configuration will also allow for more frequent system and software maintenance without disrupting normal production.

Competition

According to Twice, This Week in Consumer Electronics, total industry manufacturer sales of home appliances and consumer electronics products in the United States, including imports, to the top 100 dealers were estimated to be $15.2 billion and $101.5 billion, respectively, in 2002. The retail home appliance market is large and concentrated among a few major suppliers. Sears has been the leader in the retail home appliance market, with a market share among the top 100 retailers of approximately 37% in 2002, down from 40% in 2001. The consumer electronics market is highly fragmented. We estimate that the two largest consumer electronics superstore chains accounted for less than one-third of the total electronics sales attributable to the 100 largest retailers in 2002. However, new entrants in both industries have been successful in gaining market share by offering similar product selections at lower prices.

As reported by Twice, based upon revenue in 2002, we were the 12th largest retailer of home appliances. Our competitors include national mass merchants such as Sears and Wal-Mart, specialized national retailers such as Circuit City and Best Buy, home improvement stores such as Lowe’s and Home Depot, and locally-owned regional or independent retail specialty stores. The availability and convenience of the Internet and other direct-to-consumer alternatives are increasing as a competitive factor in our industry, especially for distribution of computer and entertainment software.

We compete primarily based on enhanced customer service through our product knowledge, same day or next day delivery capabilities, proprietary in-house credit program, guaranteed low prices and product repair service.

Facilities

We currently operate 42 retail stores located in Texas and Louisiana. We lease 38 of these store locations. Our store leases typically have terms of 10 to 15 years, with renewal options. Most of these leases provide for periodic rent escalation upon renewal. We have executed leases for three additional store sites in the Dallas/Fort Worth area, and we plan to open these stores during the second half of fiscal 2004.

We lease warehouse facilities located in Houston, Texas (230,000 square feet), San Antonio, Texas (198,000 square feet) and Dallas, Texas (36,000 square feet). These leases have a term of two, five or 10 years with renewal options, and provide for periodic rent escalation upon renewal. We own warehouse facilities in Beaumont, Texas (110,000 square feet), Lafayette, Louisiana (47,000 square feet) and Austin, Texas (12,000 square feet).

We also lease a 108,500 square foot corporate headquarters facility located in Beaumont, Texas.

Most of our stores and facilities are pledged as collateral under our bank credit facility. The four retail stores that we own are subject to mortgages which are insignificant in amount.

Regulation

The extension of credit to consumers is a highly regulated area of our business. Numerous federal and state laws impose disclosure and other requirements on the origination, servicing and enforcement of credit accounts. These laws include, but are not limited to, the Federal Truth in Lending Act, Equal Credit Opportunity Act and Federal Trade Commission Act. State laws impose limitations on the maximum amount of finance charges that we can charge and also impose other restrictions on consumer creditors, such as us, including restrictions on collection and enforcement. We routinely review our contracts and procedures to ensure compliance with applicable consumer credit laws. Failure on our part to comply with applicable laws could expose us to substantial penalties and claims for damages and, in certain circumstances, may require us to refund finance charges already paid and to forego finance charges not yet paid under non-complying contracts. We believe that we are in substantial compliance with all applicable federal and state consumer credit and collection laws.

Our sale of credit life, credit disability, credit involuntary unemployment and credit property insurance products is also highly regulated. State laws currently impose disclosure obligations with respect to our sales of credit and other insurance products similar to those required by the Federal Truth in Lending Act, impose restrictions on the amount of premiums that we may charge and require licensing of certain of our employees and operating entities. We believe we are in substantial compliance with all applicable laws and regulations relating to our credit insurance business.

Employees

As of July 31, 2003, we had approximately 1,800 full-time employees and 90 part-time employees, of which approximately 650 were store employees. We provide a comprehensive benefits package including health, life, long term disability, and dental insurance coverage as well as a 401(k) plan, paid vacation, sick pay and holiday pay. None of our employees are covered by collective bargaining agreements. We have never had a work stoppage, and we believe our employee relations are good.

Tradenames and Trademarks

We have applied for registration of the trademarks “Conn’s” and our logo.

Legal Proceedings

In December 2002, Martin E. Smith, as named plaintiff, filed a lawsuit against us in the state district court in Jefferson County, Texas, that attempts to create a class action for breach of contract and violations of state and federal consumer protection laws arising from the terms of our service maintenance agreements. The lawsuit alleges an inappropriate overlap in the warranty periods provided by the manufacturers of our products and the periods covered by the service maintenance agreements that we sell. The lawsuit seeks unspecified actual damages as well as an injunction against our current practices and extension of affected service contracts. We believe that the warranty periods provided by our service maintenance agreements are consistent with industry practice. We believe that it is premature to predict whether class action status will be granted or, if it is granted, the outcome of this litigation.

We are involved in routine litigation incidental to our business from time to time. We do not expect the outcome of any of this routine litigation to have a material effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages, positions and years of service with us, including their service with Conn Texas, are set forth in the following table.

Name	Age	Positions	Years of Service with Conn’s
Thomas J. Frank, Sr.	63	Chairman of the Board and Chief Executive Officer	44
William C. Nylin, Jr.	60	President and Chief Operating Officer	11
C. William Frank	56	Executive Vice President and Chief Financial Officer	5
David R. Atnip	56	Senior Vice President and Secretary/Treasurer	11
Walter M. Broussard	43	Senior Vice President – Store Operations	18
Robert B. Lee, Jr.	55	Senior Vice President – Advertising	4
David W. Trahan	42	Senior Vice President – Merchandising	16
Marvin D. Brailsford	64	Director	*
Jon E. M. Jacoby	65	Director	*
Bob L. Martin	54	Director	*
Douglas H. Martin	50	Director	5
William T. Trawick	57	Director	7
Theodore M. Wright	41	Director	*

*	Less than one year

Thomas J. Frank, Sr. was appointed as our Chairman of the Board and Chief Executive Officer in 1994. He has been employed by us for 44 years, has been a member of our board of directors since 1980 and has held every key management position within the organization, including responsibilities for distribution, service, credit, information technology, accounting and general operations. Mr. Frank and C. William Frank are brothers. Mr. Frank holds a B.A. degree in industrial arts from Sam Houston State University and attended graduate courses at Harvard University and Texas A&M University.

William C. Nylin, Jr. has served as our President and Chief Operating Officer since 1995. He became a member of our board of directors in 1993 and served in that capacity until September 2003. In addition to performing responsibilities as Chief Operating Officer, he has direct responsibility for credit granting and collections, information technology, distribution, service and training. From 1984 to 1995, Dr. Nylin held several executive management positions, including Deputy Chancellor and Executive Vice President of Finance and Operations at Lamar University. Dr. Nylin obtained his B.S. degree in mathematics from Lamar University and holds both a masters degree and a doctorate degree in computer sciences from Purdue University. He has also completed a post-graduate program at Harvard University.

C. William Frank has served as our Executive Vice President since October 2001 and as our Chief Financial Officer since joining us in 1997. He joined our board of directors in October 1997 and served in that capacity until September 2003. From 1992 to 1996, Mr. Frank served as Vice President and Chief Accounting Officer of Living Centers of America, a publicly-held provider of long term healthcare facilities. Mr. Frank and Thomas J. Frank, Sr. are brothers. Mr. Frank obtained his undergraduate degree in accounting from Lamar University and his M.B.A. from Pepperdine University.

David R. Atnip has served as our Senior Vice President since October 2001 and as our Secretary/Treasurer since 1997. He joined us in 1992 and served as Chief Financial Officer from 1994 to 1997. In 1995, he joined our board of directors and served in that capacity until September 2003. Mr. Atnip holds a B.B.A. in accounting from The University of Texas at Arlington and has over 20 years of financial experience in the savings and loan industry.

Walter M. Broussard has served as our Senior Vice President – Store Operations since October 2001. Mr. Broussard has served us in numerous retail capacities since 1985, including working on the sales floor as a sales consultant, store manager and district manager. He has over 24 years of retail sales experience. He attended Lamar University and has completed special study programs at Harvard University, Rice University and the University of Notre Dame.

Robert B. Lee, Jr. has served as our Senior Vice President – Advertising since October 2001. He joined us in 1999 as our Vice President – Advertising. His responsibilities include planning and implementing our $25 million advertising budget and our consumer research activities and validating geographical data for the site selection process. From 1990 until 1998, he was a partner in Ann Lee & Associates, a Beaumont-based advertising agency and public relations firm where he served as Chief Operating Officer. Mr. Lee obtained a B.B.A. from The University of Texas at Austin and completed a post-graduate program at the University of Notre Dame.

David W. Trahan has served as our Senior Vice President – Merchandising since October 2001. He has been employed by us since 1986 in various capacities, including sales, store operations and merchandising. He has been directly responsible for our merchandising and product purchasing functions, as well as product display and pricing operations, for the last three years. Mr. Trahan has completed special study programs at Harvard University, Rice University and Lamar University.

Marvin D. Brailsford has served as a director since September 2003. From 1996 until 2002, General Brailsford served as Vice President-Material Stewardship Project Manager for the U.S. government’s Rocky Flats Environmental Technology Site where he was responsible for managing engineered systems and commodities purchasing. From 1992 to 1996, General Brailsford was president of the Brailsford Group, Inc., a management consulting company, and served as president of Metters Industries, Inc., an information technology and systems engineering company, during this time period. In 1992, he retired from the U.S. Army as a Lieutenant General, after 33 years of service, most recently where he served as Deputy Commanding General Materiel Readiness/Executive Director for Conventional Ammunition at the U.S. Materiel Command in Alexandria, Virginia. Since 1996, General Brailsford has served on the board of directors of Illinois Tool Works, Inc. and has been a member of its audit committee and chairman of its corporate governance committee. He also serves or has served on the boards of directors of various private and governmental entities. General Brailsford earned a B.S. degree in biology from Prairie View A & M University and a M.S. degree in bacteriology from Iowa State University. He is also a graduate of the Executive Program at the Graduate School of Business Administration, University of California at Berkley; Harvard University’s John F. Kennedy School of Government; the U.S. Army Command and General Staff College; and the Army War College.

Jon E. M. Jacoby has served as a director since April 2003. Mr. Jacoby is a director of Stephens Group, Inc. and its wholly-owned subsidiary Stephens Inc. In September 2003, he retired as a Senior Executive Vice President of Stephens Inc., a wholly-owned subsidiary of Stephens Group, Inc., where he had been employed since 1963. His positions included Investment Analyst, Assistant to the President and Manager of the Corporate Finance Department and the Special Investments Department for Stephens Group, Inc. Mr. Jacoby serves on the board of directors of Delta and Pine Land Company, Power-One, Inc., Sanagamo BioSciences, Inc. and Eden Bioscience Corporation. He received his B.S. from the University of Notre Dame and his M.B.A. from Harvard Business School.

Bob L. Martin has served as a director since September 2003. Mr. Martin has over 31 years of retailing and merchandising experience. Prior to retiring from the retail industry in 1999, he headed the international operations of Wal-Mart International, Inc. for 15 years. From 1968 to 1983, Mr. Martin was responsible for technology services for Dillard’s, Inc. He currently serves on the board of directors of Gap, Inc., Sabre Holdings Corporation and Edgewater Technology, Inc. He has experience as chairman of the corporate governance committee and has been a member of the audit and chairman of compensation committees of publicly held companies. Mr. Martin attended South Texas University and holds an honorary doctorate degree from Southwest Baptist University.

Douglas H. Martin has served as a director since 1998. Mr. Martin is an Executive Vice President of Stephens Group, Inc. and Stephens Inc., a wholly-owned subsidiary of Stephens Group, Inc., where he has been employed since 1981. He is responsible for the investment of the firm’s capital in private companies. Mr. Martin serves as a member of the board of directors of numerous privately held companies. He received his B.A. in physics and economics from Vanderbilt University and his M.B.A. from Stanford University.

William T. Trawick has served as a director since September 2003. Since August 2000, he has served as Executive Director of NATM Buying Corporation where he oversees the administrative activities of the multi-billion dollar regional group purchasing program of which we are a member. He also functions as a consultant to our merchandising department on an ongoing basis. From September 1996 to July 1999, Mr. Trawick served as our Vice President of Merchandising and was responsible for all product purchasing, merchandising and store operations.

Theodore M. Wright has served as a director since September 2003. Mr. Wright has served as the President of Sonic Automotive, Inc., a New York Stock Exchange listed and Fortune 300 automotive retailer, since October 2002 and has served as one of its directors since 1997. Previously Mr. Wright served as its chief financial officer from April 1997 to April 2003. From 1995 to 1997, Mr. Wright was a Senior Manager in Deloitte & Touche LLP’s Columbia, South Carolina office. From 1994 to 1995, he was a Senior Manager in Deloitte & Touche LLP’s National Office of Accounting Research and SEC Services Department. Mr. Wright received a B.A. from Davidson College.

Each of our officers is elected annually by the board of directors to serve until his successor is elected or qualified or until the earlier of his resignation, removal or death.

Board of Directors

Our board of directors consists of seven directors, four of whom are independent directors. Our certificate of incorporation provides for a board of directors to be divided into three classes, whose current terms expire at the annual meetings of the stockholders to be held in 2004, 2005 and 2006. Marvin D. Brailsford and William T. Trawick are Class I directors whose terms expire in 2004; Bob L. Martin and Jon E. M. Jacoby are Class II directors whose terms expire in 2005; and Thomas J. Frank, Sr., Douglas H. Martin and Theodore M. Wright are Class III directors whose terms expire in 2006. At each annual meeting of the stockholders beginning in fiscal 2005, the successors to the directors whose terms will expire will be elected to serve for three year terms. In addition, our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of a majority of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes such that, as nearly as possible, each class will consist of one-third of the directors.

Compensation of Directors

We pay each of our non-employee directors a $5,000 annual retainer, $1,000 for each board meeting attended and $750 for each committee meeting attended. In addition, we reimburse all directors for expenses incurred in connection with attendance at board or committee meetings.

We adopted the 2003 Non-Employee Director Stock Option Plan in February 2003, subject to the completion of this offering. The plan is administered by the board of directors. Only non-employee directors are eligible grantees. Upon the closing of this offering, we will grant each of our then-current non-employee directors an option to purchase 40,000 shares of our common stock, and we will grant an option to purchase 40,000 shares of our common stock to any new board member. We will also grant our non-employee directors an option to purchase an additional 10,000 shares following each annual stockholders meeting on and after the fourth anniversary of each non-employee director’s initial election or appointment to the board of directors. All options issued to non-employee directors vest equally over a four year period. The board of directors has reserved 300,000 shares for issuance upon the exercise of options granted under the plan, subject to adjustment. The exercise price of each option is equal to the fair market value of our common stock at the time the option is granted. The options have a term of up to ten years. Upon a change in control or sale of the company, optionees have special vesting and exercise rights.

Board Committees

The board of directors has established an audit committee, a compensation committee and a real estate committee. Marvin D. Brailsford, Bob L. Martin and Theodore M. Wright serve on our audit committee. Jon E. M. Jacoby, Douglas H. Martin and Thomas J. Frank, Sr. serve on our compensation committee. Thomas J. Frank, Sr. and Douglas H. Martin serve on our real estate committee. The audit committee selects the independent accountants to audit our annual financial statements and will establish the scope of, and oversee, the annual audit and approve any non-audit services provided by our independent accountants. The compensation committee makes recommendations to the board of directors regarding the approval of employment agreements, management and consultant employment and approves executive compensation. The real estate committee approves all real estate lease transactions that have a term longer than five years and all capital expenditures in excess of $0.5 million for a single property or project.

Our audit committee consists of three directors who meet all requirements imposed by the rules and regulations of the Securities and Exchange Commission and the Nasdaq National Market. The audit committee is comprised of three independent directors, each of whom is able to read and understand fundamental financial statements, including a balance sheet, income statement and statement of cash flows. In addition, Theodore M. Wright serves as our audit committee financial expert. In keeping with the Nasdaq National Market’s listing requirements, our board of directors has adopted a charter for the audit committee, and we will file this charter at least every three years as an appendix to the annual proxy statement that we will file with the SEC.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Jon E. M. Jacoby, Douglas H. Martin and Thomas J. Frank, Sr. Mr. Frank also serves as our Chief Executive Officer. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more of its executive officers serving as a member of our board of directors or compensation committee. See “Certain Relationships and Related Transactions.”

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation earned by our Chief Executive Officer and our four other most highly compensated executive officers for the fiscal year ended January 31, 2003. We sometimes refer to these five executive officers as our “named executive officers.”

	Annual Compensation		All Other Compensation
Name and Position	Salary	Bonus	Company Contributions to 401(k) Plan
Thomas J. Frank, Sr. Chairman of the Board and Chief Executive Officer	$480,000	$822,750	$11,198

William C. Nylin, Jr. President and Chief Operating Officer	$250,000	$266,000	$11,243

C. William Frank Executive Vice President and Chief Financial Officer	$250,000	$230,000	$12,258

David W. Trahan Senior Vice President-Merchandising	$180,000	$168,500	$9,730

Walter M. Broussard Senior Vice President-Store Operations	$144,000	$153,000	$8,388

Employment Agreements

We have employment agreements with Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer, William C. Nylin, Jr., our President and Chief Operating Officer, C. William Frank, our Executive Vice President and Chief Financial Officer, and David R. Atnip, our Senior Vice President and Secretary/Treasurer. Under the terms of these employment agreements, each of our executive officers is entitled to payment of an annual salary plus a bonus based upon attainment of performance goals determined by our compensation committee, to participate in our employee benefit plans and to receive options to purchase shares of our common stock. In the event that we terminate the executive officer’s employment other than for cause or we do not renew the employment agreement when it expires, we are obligated to pay the officer severance in an amount equal to the executive officer’s annual base salary. All of our executive officers’ employment agreements with us contain confidentiality and other customary provisions.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides certain information with respect to options to purchase common stock held by our named executive officers as of January 31, 2003. None of these options have been exercised, and none of the options issued were in-the-money as of January 31, 2003. We did not grant any stock options to our named executive officers during fiscal 2003.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End
Name	Exercisable	Unexercisable
William C. Nylin, Jr.	5,600	22,470
C. William Frank	33,950	65,730
Walter M. Broussard	18,200	27,300

Employee Equity Incentive Plans

Amended and Restated 2003 Incentive Stock Option Plan.    In February 2003, we adopted our Amended and Restated 2003 Incentive Stock Option Plan, subject to the completion of this offering. The plan is administered by the compensation committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Option grants are made within the discretion of the compensation committee. Options may be granted for such terms as the compensation committee may determine, but not for terms greater than ten years from the date of grant. The maximum number of shares of our common stock that may be issued under this plan is 2,559,767 shares, subject to adjustment. All options issued vest equally over a five year term. As of July 31, 2003, there were options to purchase 1,223,890 shares of Conn Texas common stock outstanding under the predecessor plan. Each of these options will be assumed by us pursuant to the terms of the reorganization to be effected immediately prior to the closing of this offering, and the exercise price per share of each outstanding option will remain the same.

Employee Stock Purchase Plan.    In February 2003, we adopted our Employee Stock Purchase Plan, subject to the completion of this offering. The plan is administered by the compensation committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Eligible employees are able to purchase shares of our common stock without brokerage commissions and at a discount from market prices. The maximum number of shares of our common stock that may be issued under this plan is 1,267,085 shares, subject to adjustment.

401(k) Plan.    We have a defined contribution 401(k) plan for our full time employees and the employees of our subsidiaries who are least 21 years old and have completed one year of service, working 1,000 hours in the 12-month period. Employees may contribute up to 15% of their compensation to the plan, and we will match up to 100% of the first 3% and up to 50% of the next 2% contributed by the employee. At our option, we may also make supplemental contributions to the plan. During fiscal 2000, fiscal 2001, the six month fiscal period ended January 31, 2002, fiscal 2003 and the six months ended July 31, 2003, we contributed approximately $0.8 million, $1.0 million, $0.5 million, $1.1 million, and $0.6 million, respectively, to the 401(k) plan.

Restricted Stock Agreements

Conn Texas issued restricted common stock to certain of its directors and executive officers pursuant to restricted stock agreements dated July 21, 1998. The restricted stockholders are subject to transfer restrictions and forfeiture provisions in the event of termination prior to the date that their restricted stock becomes fully vested. Pursuant to the terms of the restricted stock agreements, Conn Texas has a right of first refusal prior to the transfer of any restricted shares. In the event of any termination of a restricted stockholder, Conn Texas has an option to purchase any or all of the restricted shares. The shares of common stock to be issued in exchange for shares of Conn Texas common stock in connection with the reorganization will be subject to the terms of the restricted stock agreements. The terms of our bank credit facility restrict our ability to purchase our common stock pursuant to these restricted stock agreements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Specialized Realty Development Services, L.P.

Specialized Realty Development Services, LP, or SRDS, is owned by certain members of our management and the SGI Affiliates who are also our stockholders. SRDS was established to acquire, develop and lease real estate for our benefit. The capital contributed by the general partner and limited partners of SRDS and each partner’s ownership interest are presented in the following table.

	Capital Contributed	Ownership Interest
General Partner – SRDS, LLC (1)	$12,500	1.0%

Limited Partners – Management
Thomas J. Frank, Sr.	168,750	13.5
Larry W. Coker	106,250	8.5
William C. Nylin, Jr.	90,625	7.3
C. William Frank	90,625	7.3
David R. Atnip	62,500	5.0
David Trahan	25,000	2.0
Walter M. Broussard	25,000	2.0
Timothy L. Frank	25,000	2.0
Robert B. Lee, Jr.	25,000	2.0

Limited Partners - SGI Affiliates (2)	618,750	49.5

Total	$1,250,000	100.0%

(1)	SRDS, LLC is owned 50% by Thomas J. Frank, Sr. and 50% by Douglas H. Martin.
(2)	Consists of interests held by certain of the SGI Affiliates.

In order to encourage these members of management and the SGI Affiliates to invest in SRDS, we entered into an arrangement with SouthTrust Bank, NA under which we guaranteed the construction debt of SRDS during the construction of these projects. As of July 31, 2003, four of the six projects SRDS is responsible for developing were operational and the amount of outstanding indebtedness we guaranteed during the construction period had been reduced to zero. We do not have any current obligation to guarantee additional SRDS construction debt, and we do not intend to guarantee any SRDS construction debt in the future.

We have leased each completed project from SRDS as a retail store location for an initial period of 15 years. At the time each lease was executed, our guarantee for that portion of the real estate loan was released and the lease then served as collateral for the loan. SRDS charges us annual lease rates of approximately 11.5% of the total cost of each project, which averages approximately $350,000 per project per year. In addition, we are responsible for the payment of all property taxes, insurance and common area maintenance expenses, which average approximately $70,000 per project per year. We are required to fund all leasehold improvements made to the buildings. Based on independent appraisals performed on each project, we believe that the terms of the leases are generally more favorable than we could obtain in an arms’ length transaction. SRDS pays us an annual management fee of $5,000 for administrative services that we provide to SRDS.

Lease Arrangement

Since 1996, we have leased one of our Houston, Texas store locations containing approximately 19,150 square feet from Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer. The lease provides for base monthly rental payments of $17,235 plus escrows for taxes, insurance and common area maintenance expenses of $6,200 per month through January 31, 2011. We also have an option to renew the lease for two additional five-year terms. Mr. Frank received total payments under this lease of $281,000 in fiscal 2000 and fiscal 2001, $141,000 in the six month fiscal period ended January 31, 2002, $281,000 in fiscal 2003, and $141,000 for the six months ended July 31, 2003. Based on current market lease rates for comparable retail space in the area, we believe that the terms of this lease are no less favorable to us than we could have obtained in an arms’ length transaction at the date of the lease commencement.

Related Employees

Mr. John J. Frank, the father of Thomas J. Frank, Sr. and C. William Frank, manages our used appliance disposal program on an independent contractor basis. We paid him a total of $63,966 in fiscal 2000, $72,524 in fiscal 2001, $49,470 in the six month fiscal period ended January 31, 2002, $77,683 in fiscal 2003, and $45,362 for the six months ended July 31, 2003. We also employ Timothy L. Frank, the son of Thomas J. Frank, Sr., as our Vice President of Direct Marketing. We paid him a salary and bonus of $143,332 in fiscal 2000, $203,330 in fiscal 2001, $60,000 in the six month fiscal period ended January 31, 2002, $210,000 in fiscal 2003, and $135,000 for the six months ended July 31, 2003. We also employ Jon Steven Frank, the son of C. William Frank, as our Director of Telemarketing. We paid him a salary and bonus of $34,225 during fiscal 2003 and $47,482 during the six months ended July 31, 2003.

Independent Contractor

William T. Trawick has served as a member of our board of directors since September 2003 and has served as an advisory director of Conn Texas since August 1999. In addition to the fees paid to Mr. Trawick in his capacity as a director, we paid him consulting fees in the amount of $60,000 in fiscal 2000 and fiscal 2001, $30,000 in the six month fiscal period ended January 31, 2002, $60,000 in fiscal 2003, and $30,000 during the six months ended July 31, 2003. Mr. Trawick is also the President and Executive Director of NATM Buying Corporation, a national buying group representing nine regional retailers, including us, in the appliance and electronics industry. NATM coordinates the buying and merchandising strategies for its member retailers. We recorded expenses of cash payments to NATM for membership dues of $83,000 in fiscal 2000 and fiscal 2001, $41,500 in the six months ended January 31, 2002, $83,000 in the twelve months ended January 31, 2003 and $42,000 in the six months ended July 31, 2003.

Redemption of Conn Texas Preferred Stock

Conn Texas purchased 35,149 shares of its preferred stock in May 2001, pursuant to a redemption offer made pro rata to all holders of Conn Texas preferred stock. The aggregate purchase price for all shares redeemed was approximately $4.0 million, which represents the par value of the purchased shares plus accumulated but unpaid dividends through the date of the redemption. Certain of our directors and executive officers and certain of the SGI Affiliates elected to participate in the redemption, as reflected in the following table.

	Shares Redeemed	Purchase Price	Par Value of Shares Redeemed	Accumulated Dividends
SGI Affiliates	26,367	$3,020,750	$2,298,674	$722,075
Thomas J. Frank, Sr.	3,831	438,190	333,987	104,203
William C. Nylin, Jr.	95	10,866	8,282	2,584
David W. Trahan	212	24,249	18,482	5,767
Walter M. Broussard	83	9,494	7,236	2,258
David R. Atnip	141	16,128	12,292	3,836
Jon E. M. Jacoby	1,428	163,592	124,493	39,099
Douglas H. Martin	761	87,180	66,344	20,836

Stock Transaction

On January 10, 2003, Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer, sold 490,000 shares of Conn Texas common stock to Stephens Group, Inc. for $4.9 million in cash.

Redemption of our Preferred Stock

Immediately after the closing of this offering, we will redeem all of the outstanding shares of our preferred stock pursuant to the mandatory redemption feature of our preferred stock. These preferred shares will be issued in the Delaware reorganization on a share-for-share basis in exchange for the outstanding Conn Texas preferred stock. In response to the call for redemption of our preferred stock, each holder of our preferred stock will have the option to redeem his or her preferred stock for either:

•	cash in an amount equal to $87.18 per share, the initial issue price of the Conn Texas preferred stock, plus accrued and unpaid dividends at the time of the redemption, which will equal approximately $58.37 per share as of November 30, 2003; or

•	a number of shares of our common stock with a value, based on the initial public offering price, equal to the cash redemption price.

Thomas J. Frank, Sr., Stephens Group, Inc., Stephens Inc. and the SGI Affiliates have indicated that they will elect to receive common shares for the 162,753 shares of Conn Texas preferred stock they hold, which we will redeem for an aggregate of approximately              shares of our common stock. Our other executive officers and directors, excluding Douglas H. Martin and Jon E. M. Jacoby, who are included in the SGI Affiliates, own an aggregate of 1,963 shares of Conn Texas preferred stock and will receive an aggregate maximum of either $285,715 in cash, or              shares of our common stock in the redemption, depending upon their respective elections. See “Principal and Selling Stockholders.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information concerning shares of Conn Texas common stock and preferred stock beneficially owned (1) as of July 31, 2003; and (2) as adjusted to reflect the sale of shares in this offering and the related transactions described below, by:

•	our directors;

•	our named executive officers;

•	all of our executive officers and directors as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of Conn Texas common stock or preferred stock; and

•	the selling stockholder.

The address of each of our named executive officers is 3295 College Street, Beaumont, Texas 77701.

Unless otherwise indicated, each person has sole voting and investment power with respect to the shares shown as beneficially owned by that person. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options held by the person that are exercisable on or within 60 days after July 31, 2003. We have calculated the percentage of our common stock beneficially owned by a person assuming that the person has exercised all such options and that no other persons have exercised any options or redeemed any preferred stock.

The data under the heading “Shares Beneficially Owned Prior to the Offering” reflects beneficial ownership of Conn Texas common stock and preferred stock as of July 31, 2003. These common and preferred shares will be exchanged on a share-for-share basis for our common and preferred shares in the Delaware reorganization immediately prior to the closing of this offering. The column entitled “Shares of Common Stock Beneficially Owned After the Offering” reflects beneficial ownership of our common stock after giving effect to (1) this offering and (2) the mandatory redemption of our preferred stock immediately after the closing of this offering, assuming that all of the preferred stockholders elect to redeem their preferred stock for cash except Thomas J. Frank, Sr., Stephens Group, Inc., Stephens Inc. and the SGI Affiliates (including Jon E. M. Jacoby and Douglas H. Martin), all of whom we expect will elect to redeem their preferred stock for shares of common stock.

Thomas J. Frank, Sr. is selling              shares of common stock in this offering.

	Shares Beneficially Owned Prior to the Offering						Shares of Common Stock Beneficially Owned After the Offering
	Common Stock			Preferred Stock(1)
Name	Number		Percentage	Number		Percentage	Number	Percentage
Stephens Group, Inc., Stephens Inc., and the SGI Affiliates(2)	12,189,843		72.9%	134,971		77.3%	(3)
Stephens Group, Inc.	490,000		2.9%	51,127		29.3%	(3)
Stephens Inc.	—		0.0%	14,351		8.2%	(3)
Warren A. Stephens	3,753,894	(4)	22.5%	25,147	(5)	14.4%	(3)
W.R. Stephens, Jr.	3,328,950	(6)	19.9%	3,527	(7)	2.0%	(3)
Elizabeth Stephens Campbell	3,079,677	(8)	18.4%	3,431	(9)	2.0%	(3)
Pamela Dianne Stephens Trust One	1,664,510		10.0%	1,763		1.0%	(3)
Jackson T. Stephens	—		0.0%	20,017	(10)	11.5%	(3)
Bess C. Stephens	227,775	(11)	1.4%	20,017	(12)	11.5%	(3)
Jon E. M. Jacoby	2,957,121	(13)	17.7%	7,270	(14)	4.2%	(3)
Douglas H. Martin	160,580	(15)	1.0%	1,914	(15)	1.1%	(3)
All other SGI Affiliates	1,017,639		6.1%	9,950		5.7%	(3)

	Shares Beneficially Owned Prior to the Offering					Shares of Common Stock Beneficially Owned After the Offering
	Common Stock			Preferred Stock(1)
Name	Number		Percentage	Number	Percentage	Number	Percentage
Thomas J. Frank, Sr.	1,260,000		7.5%	19,252	11.0%
William C. Nylin, Jr.	354,158	(16)	2.1%	479	*
C. William Frank	276,192	(17)	1.6%	—	—
David W. Trahan	194,530	(18)	1.2%	1,067	*
Walter M. Broussard	112,700	(19)	*	417	*
Marvin D. Brailsford(20)	—		—	—	—
Bob L. Martin(21)	—		—	—	—
William T. Trawick(22)	75,390		*	—	—
Theodore M. Wright(23)	—		—	—	—
All directors and executive officers as a group (13 persons) (16)(17)(18)(19)	14,525,813		86.8%	156,897	89.8%

*	Less than 1%
(1)	We will redeem all of our preferred stock immediately after the closing of this offering. Each holder of our preferred stock will have the option to redeem each share of preferred stock held for approximately shares of our common stock, assuming an initial public offering price of $ and a liquidation value (initial issue price plus accumulated and unpaid dividends) of our preferred stock of $145.55 as of November 30, 2003.
(2)	The principal stockholders of Stephens Group, Inc. are the Jackson T. Stephens Trust No. One UID 1/4/88 and the Bess C. Stephens Trust UID 1/4/85. Warren A. Stephens is a director and an officer of Stephens Group, Inc. and its subsidiary Stephens Inc. W.R. Stephens, Jr. is a director and an officer of Stephens Group, Inc. and Stephens Inc. Mr. Jacoby is a director of Stephens Group, Inc. and Stephens Inc. Mr. Martin is an officer of Stephens Group, Inc. Jackson T. Stephens is Chairman of the Board of Directors and Bess C. Stephens is a director of Stephens Group, Inc. The address of each of the above named persons is c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201.
(3)	These shares will be contributed to a voting trust agreement prior to the completion of the offering and will be held and voted by an independent third party, James Sommers, as voting trustee. The voting trust will vote such shares in the same proportion as votes cast “for” or “against” those proposals by all other stockholders. The voting trust agreement will also impose substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement will expire in October 2013 or such earlier time as Stephens Inc. ceases to be an affiliate of ours or a market maker of our common stock. The address of the trustee of this voting trust is 237 Cherokee Road, Charlotte, North Carolina 28207.
(4)	Includes 2,019,526 shares owned by Warren A. Stephens Trust, 3,920 shares owned by Warren Miles Amerine Stephens Trust, 3,920 shares owned by John Calhoun Stephens Trust, and 3,920 shares owned by Laura Whitaker Stephens Trust as to which Mr. Stephens has sole power to vote and sole power of disposition; also includes 765,100 shares owned by Grandchild’s Trust #2 as to which Mr. Stephens, as a co-trustee, has shared power to vote and shared power of disposition, 789,100 shares owned by Harriet C. Stephens Trust and 168,498 shares owned by Warren A. Stephens Grantor Trust. Does not include shares owned by Stephens Group, Inc. or any of its affiliates, except as mentioned in this footnote.
(5)	Includes 5,004 shares owned by Warren A. Stephens Trust, 42 shares owned by Warren Miles Amerine Stephens Trust, 42 shares owned by John Calhoun Stephens Trust, and 42 shares owned by Laura Whitaker Stephens Trust as to which Mr. Stephens has sole power to vote and sole power of disposition; also includes 20,017 shares owned by Jackson T. Stephens Trust No. 1, as to which Mr. Stephens, as a co-trustee, has shared power to vote and shared power of disposition. Does not include shares owned by Stephens Group, Inc. or any of its affiliates, except as mentioned in this footnote.
(6)

Includes 1,345,167 shares owned by W.R. Stephens, Jr. Revocable Trust as to which Mr. Stephens has sole power to vote and sole power of disposition; also includes 227,775 shares owned by W.R. Stephens, Jr. Children’s Trust, 38,990 shares held by W.R. Stephens III, 38,990 shares held by Arden Stephens and 1,664,510 shares held by Pamela D. Stephens Trust One as to which Mr. Stephens, as a co-trustee or otherwise, has shared power to vote and shared power of disposition and 13,519 shares owned by Carol

Stephens. Does not include shares owned by Stephens Group, Inc. or any of its affiliates, except as mentioned in this footnote.
(7)	Includes 1,668 shares owned by W.R. Stephens, Jr. Revocable Trust as to which Mr. Stephens has sole power to vote and sole power of disposition; also includes 48 shares held by W.R. Stephens III, 48 shares held by Arden Stephens and 1,763 shares held by Pamela D. Stephens Trust One as to which Mr. Stephens, as a co-trustee or otherwise, has shared power to vote and shared power of disposition. Does not include shares owned by Stephens Group, Inc. or any of its affiliates, except as mentioned in this footnote.
(8)	Includes 1,415,167 shares owned by Elizabeth S. Campbell Revocable Trust as to which Ms. Campbell has sole power to vote and sole power of disposition; also includes 1,664,510 shares owned by Pamela D. Stephens Trust One, as to which Ms. Campbell, as a co-trustee, has shared power to vote and shared power of disposition.
(9)	Includes 1,668 shares owned by Elizabeth S. Campbell Revocable Trust as to which Ms. Campbell has sole power to vote and sole power of disposition; also includes 1,763 shares owned by Pamela D. Stephens Trust One, as to which Ms. Campbell, as a co-trustee, has shared power to vote and shared power of disposition.
(10)	Includes 20,017 shares owned by Jackson T. Stephens Trust No. One as to which Mr. Stephens, as a co-trustee, has shared power to vote and shared power of disposition. Does not include shares owned by Stephens Group, Inc. or any of its affiliates, except as mentioned in this footnote.
(11)	Includes 227,775 shares owned by W.R. Stephens, Jr. Children’s Trust as to which Ms. Stephens, as a co-trustee, has shared power to vote and shared power of disposition.
(12)	Includes 20,017 shares owned by Bess C. Stephens Trust as to which Ms. Stephens has sole power to vote and sole power of disposition. Does not include shares owned by Stephens Group, Inc. or any of its affiliates, except as mentioned in this footnote.
(13)	Includes 602,210 shares owned by Mr. Jacoby, 168,498 shares owned by Warren A. Stephens Grantor Trust, 1,018,124 shares owned by Warren & Harriet Stephens Children’s Trust, 51,282 shares owned by Warren Miles Amerine Stephens 95 Trust, 51,282 shares owned by John Calhoun Stephens 95 Trust, and 51,282 shares owned by Laura Whitaker Stephens 95 Trust as to which Mr. Jacoby has sole power to vote and sole power of disposition; also includes 765,100 shares owned by Grandchild’s Trust #2 and 249,344 shares owned by MAM International Holdings, Inc., as to which Mr. Jacoby, as a co-trustee or otherwise, has shared power to vote and shared power of disposition. Does not include shares owned by Stephens Group, Inc. or any of its affiliates, except as mentioned in this footnote.
(14)	Includes 7,175 shares as to which Mr. Jacoby has sole power to vote and sole power of disposition; also includes 95 shares owned by MAM International Holdings, Inc., as to which Mr. Jacoby has shared power to vote and shared power of disposition. Does not include shares owned by Stephens Group, Inc. or any of its affiliates, except as mentioned in this footnote.
(15)	Does not include shares owned by Stephens Group, Inc. or any of its affiliates.
(16)	Includes 302,930 restricted shares of common stock and options to purchase 11,228 shares of common stock. Pursuant to a Restricted Stock Agreement dated July 21, 1998, the restricted shares are subject to transfer limitations and forfeiture of unvested shares in the event of termination of employment.
(17)	Includes 222,320 restricted shares of common stock and options to purchase 53,872 shares of common stock. Pursuant to a Restricted Stock Agreement dated July 21, 1998, the restricted shares are subject to transfer limitations and forfeiture of unvested shares in the event of termination of employment.
(18)	Includes 105,000 restricted shares of common stock. Pursuant to a Restricted Stock Agreement dated July 21, 1998, the restricted shares are subject to transfer limitations and forfeiture of unvested shares in the event of termination of employment.
(19)	Includes 59,500 restricted shares of common stock and options to purchase 18,200 shares of common stock. Pursuant to a Restricted Stock Agreement dated July 21, 1998, the restricted shares are subject to transfer limitations and forfeiture of unvested shares in the event of termination of employment.
(20)	Mr. Brailsford’s address is 7445 Prestwick Circle, Beaumont, Texas 77007.
(21)	Mr. Martin’s address is 30 Pinnacle Drive, Rogers, Arkansas 72758.
(22)	Mr. Trawick’s address is 22 Highwood Road, Sutauket, New York 11733.
(23)	Mr. Wright’s address is 5401 East Independence Boulevard, Charlotte, North Carolina 28212.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. There currently are 1,000 shares of our common stock and no shares of our preferred stock issued and outstanding.

Immediately prior to the closing of this offering, we will effect the Delaware reorganization pursuant to which the common and preferred stock of Conn Texas will be exchanged on a share-for-share basis for shares of our common and preferred stock. Upon completion of the Delaware reorganization and prior to the issuance of shares of common stock in this offering, there will be 16,719,990 shares of our common stock and 174,648 shares of our preferred stock issued and outstanding. After this offering, there will be              shares of our common stock outstanding, or              shares if the underwriters exercise their over-allotment option in full, after giving effect to the conversion of 162,753 shares of our preferred stock into common stock and our redemption of 11,895 shares of preferred stock for cash upon completion of this offering. See “ – Preferred Stock.”

The preferred stockholders of Conn Texas are entitled to receive cumulative, compounded dividends at a rate of 10% per year on the $87.18 initial issue price of the Conn Texas preferred stock. Dividends are not payable until declared by the board of directors. The board of directors of Conn Texas has declared a dividend equal to the total arrearages, payable only upon completion of this offering. We will assume the obligation to pay this dividend pursuant to the Delaware reorganization. The holders of preferred stock have no voting rights, except that a majority vote of the preferred stockholders is required to amend the terms of the preferred stock, change the authorized number of shares of preferred stock, exchange or cancel all or part of the preferred stock or create a new class of stock senior to the preferred stock.

Common Stock

The holders of our common stock, subject to any rights that may be granted to any preferred stockholders, elect all directors and are entitled to one vote per share on all other matters coming before a stockholders’ meeting. Our common stock has no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. All shares of common stock participate equally in dividends when and as declared by the board of directors and in net assets on liquidation. The shares of common stock have no preemptive rights to participate in future stock offerings.

Preferred Stock

The terms of our preferred stock to be issued in the Delaware reorganization are essentially the same as the terms of the Conn Texas preferred stock discussed above, except that our preferred stock is subject to mandatory redemption upon the closing of an initial public offering. Immediately after the closing of this offering and prior to the payment of the dividend declared by the board of directors of Conn Texas, we will redeem all outstanding shares of our preferred stock. The preferred stockholders may elect to receive in the redemption either: (1) cash in an amount equal to the par value of the preferred stock plus the dividends accumulated through the date of the redemption, whether or not declared; or (2) a number of shares of common stock with a value (at the initial public offering price) equal to the cash redemption price. Assuming an initial public offering price of $             per share and the closing of the initial public offering on November 30, 2003, each holder of the preferred stock may elect to receive in the redemption either cash of $145.55 per share of preferred stock or approximately shares of common stock per share of preferred stock. We will pay cash in lieu of fractional shares based on the fair market value of our common stock. After the redemption of our preferred stock, the preferred stock will be cancelled.

Our board of directors is authorized to issue preferred stock from time to time in the future, without stockholder approval, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions as may be fixed by the board of directors in the resolution authorizing their issuance. The issuance of preferred stock by the board of directors could adversely affect the rights of holders of shares of common stock. For example, the issuance of preferred stock could result in a class of securities outstanding that would have certain preferences with respect to dividends and liquidation over the common stock and could result in a dilution of the voting rights of the common stock. Further, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock and may have the effect of delaying, deferring or preventing a change in control of our company. We have no agreements or understandings for the issuance of any shares of preferred stock, other than in connection with the Delaware reorganization.

Anti-Takeover Provisions of Delaware Law and our Charter

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Delaware Anti-Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in any “business combination” with any person deemed to be an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date that the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date that the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not held by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which directly or indirectly materially increases the proportionate share of stock owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any person beneficially owning 15% or more of the outstanding voting stock of the corporation and any person controlling, controlled by or under common control with that person.

Classification of the Board of Directors; Removal and Replacement.    Our board of directors is divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. This does not include directors who may be elected by holders of preferred stock. As a result, approximately one-third of our board of directors will be elected each year. The classified board of directors provision helps to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classification of the board of directors could delay stockholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years. A majority of our board of directors may remove a director with or without cause, and any vacancy resulting from such a removal, or from an increase in the number of directors, may be filled only by a majority of our board of directors. The approval of 75% of our stockholders is required to remove a director, and directors may only be removed by our stockholders for cause. See “Management—Board of Directors.”

No Stockholder Action by Written Consent; Special Meetings.    Any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent without a meeting unless approved in advance by our board of directors. Special meetings of our stockholders for any purpose or purposes may be called only by our chairman of the board, our president or by a majority of our board of directors.

Advance Notice Procedures.    Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors and to bring other business before an annual meeting of our stockholders. For notice of stockholder nominations to be timely, the notice must be received by our secretary not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day, prior to the first anniversary of the date of the preceding year’s proxy statement in connection with the preceding year’s annual meeting. In addition to these procedures, a stockholder’s notice proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain specified information. Otherwise, the chairman of a meeting may determine that an individual was not nominated or the other business was not properly brought before the meeting.

Amendment.    The affirmative vote of the holders of at least 75% of the outstanding shares, voting together as a single class, is required to amend provisions of our certificate of incorporation and bylaws relating to stockholder action without a meeting; the calling of special meetings; the number, election and term of the directors; the filling of vacancies; and the removal of directors.

Limitation of Liability of Directors and Indemnification Agreements

Our certificate of incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Delaware law, liability of a director may not be limited:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for any act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

The effect of these provisions of our certificate of incorporation is to eliminate our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above. This provision does not limit or eliminate our rights or any of our stockholder’s rights to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care. Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as our director, officer, employee and/or agent to the extent the person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interest.

We have entered into agreements with each of our directors and executive officers pursuant to which we have agreed to indemnify our directors and officers from claims, liabilities (including those arising under the Securities Act), damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by our directors and officers in or arising out of their capacities as a director, officer, employee or agent of us or of any other corporation of which such person is a director or officer at our request to the maximum extent provided by applicable law. In addition, each director or officer is entitled to an advance of expenses to the maximum extent authorized by law. Our agreements with the underwriters in this offering also contains covenants of indemnity among the underwriters and us against civil liabilities, including liabilities under the Securities Act. All of our directors and executive officers are covered under our directors and officers insurance policy.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after the offering. Any future sales of substantial amounts of our common stock in the open market, or the perception that such sales could occur, may adversely affect the market price of the common stock offered by this prospectus and impair our future ability to raise capital through an offering of our equity securities.

When we complete this offering, we will have              shares of common stock outstanding, or              shares if the underwriters exercise their over-allotment option in full. Of this amount, the              shares sold in this offering, or              shares if the underwriters exercise the over-allotment option in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by persons who are our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Sales by our affiliates are subject to the limitations and restrictions imposed by Rule 144, as described below.

We sold the remaining              outstanding shares in private transactions. Unless registered under the Securities Act, these shares, which we refer to as “restricted shares,” must be sold in accordance with the holding period requirements, volume limits and other conditions of an applicable exemption from registration, such as Rule 144 as discussed below.

Additionally, all of our directors and executive officers, Stephens Group, Inc., Stephens Inc. and certain SGI Affiliates have agreed, subject to limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, for a period of 180 days after the date of this prospectus, without, in each case, the prior written consent of Stephens Inc. Stephens Inc. may, in its sole discretion, release all or a portion of the shares subject to any lock-up agreement. There are no existing agreements between Stephens Inc. and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned and paid for shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock (approximately shares immediately after the offering); or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Additionally, persons selling either restricted or unrestricted shares under Rule 144 must comply with the rule’s requirements concerning the availability of specified public information about us, the manner of sale and filing of notice of sale on Form 144. However, a person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of ours at any time during the three months immediately preceding the sale and who has beneficially owned and paid for his or her restricted shares for at least two years is entitled to sell his or her restricted shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be our affiliates must always comply with the volume limitations as to all of their restricted and unrestricted shares, even after the expiration of the one-year or two-year holding period applicable to restricted shares.

Rule 701 under the Securities Act provides that any of our employees, consultants or advisors who purchased or received shares from us in connection with a compensatory stock plan, option plan or other written agreement will be eligible to resell the shares 90 days after the date of this prospectus in reliance on Rule 144 but without compliance with some Rule 144 restrictions, including the holding period, volume, public information and notice conditions, so long as the holder is not an affiliate of ours. If the holder is an affiliate, the holder may resell the shares 90 days after the date of this prospectus in reliance on Rule 144 but without compliance with the holding period requirement of Rule 144.

Based on the above, the following table indicates when the shares that will be outstanding upon the completion of this offering will be available for sale in the public market:

Days after the Date of this Prospectus	Approximate Shares Eligible for Future Sale	Comment
1-89 days		Freely tradable shares sold in this offering and restricted shares saleable under Rule 144(k) that are not subject to 180-day lock-up.

90-180 days		Restricted shares saleable under Rules 144 or 144(k), including shares issued under Rule 701, that are not subject to 180-day lock-up.

181-365 days		Lock-up released; restricted shares saleable under Rules 144 and 144(k), including shares issued under Rule 701, that are subject to 180-day lock-up.

We intend to file registration statements on Form S-8 under the Securities Act to register 4,126,852 shares of common stock reserved for issuance under our Amended and Restated 2003 Incentive Stock Option Plan, 2003 Non-Employee Director Stock Option Plan and Employee Stock Purchase Plan. This will permit non-affiliates to sell immediately in the public market those shares received upon exercise of awards granted under the plans without limitation and will permit affiliates to sell their shares received upon exercise of awards granted under the plans, subject to all of the requirements of Rule 144 except the holding period requirement.

We cannot estimate the number of shares that will be sold under Rule 144 since this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated             , 2003, we have agreed to sell and each of the underwriters named below, through their representatives, Stephens Inc. and SunTrust Capital Markets, Inc., has agreed to purchase from us and the selling stockholder the respective number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Stephens Inc.
SunTrust Capital Markets, Inc.

Total

The underwriters’ obligations are several, which means that the underwriters are required to purchase the number of shares set forth opposite their names but are not responsible for the commitment of any other underwriter to purchase shares.

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters’ obligation is such that they are obligated to purchase all of the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The representatives have advised us that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per share to certain other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds that we or the selling stockholder are to receive, as set forth on the cover page of this prospectus. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

The underwriters have advised us that they do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase a maximum of              additional shares of our common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise their option solely to cover over-allotments, if any, in connection with the sale of our common stock. If this option is exercised in full, the total price to the public will be $             million and the net proceeds to us will be approximately $             million, assuming an offering price of $             per share. If the underwriters exercise the over-allotment option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter’s initial amount set forth in the table above.

Underwriting Discounts and Offering Expenses

The following table summarizes the underwriting discounts to be paid by us and the selling stockholder to the underwriters for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters’ over-allotment option to purchase additional shares of common stock and assuming an offering price of $             per share.

Total
	Per Share	Without Option	With Option
Underwriting discounts payable by us	$	$	$
Underwriting discounts payable by the selling stockholder	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $             million, all of which is payable by us.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. Therefore, the initial public offering price for our common stock will be determined through negotiations between us and the representatives. Principal factors to be considered in these negotiations include:

•	information in this prospectus and otherwise available to the representatives;

•	our industry’s history and prospects;

•	ability of our management team;

•	prospects for our future revenues and earnings;

•	present state of our business operations and financial condition;

•	general condition of the securities markets at the time of this offering; and

•	recent market prices of, and demand for, publicly traded common stock of comparable companies.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. A pricing committee of our board of directors will establish the initial public offering price following such negotiations.

Listing

We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “CONN.”

Indemnity

The underwriting agreement contains covenants of indemnity among the underwriters and us and the selling stockholder against civil liabilities, including liabilities under the Securities Act.

Lock-up Agreements

Our directors and executive officers, Stephens Group, Inc., Stephens Inc. and certain SGI Affiliates have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, for a period of 180 days after the date of this prospectus, without, in each case, the prior written consent of Stephens Inc., other than (1) the surrender of shares of Conn Texas stock for shares of our stock in connection with the Delaware reorganization, (2) the surrender of our preferred stock upon redemption by us immediately following the completion of the offering, and (3) the transfer of shares of stock by Stephens Group, Inc., Stephens Inc. and the SGI Affiliates to a voting trust prior to the closing of the offering. See “Principal and Selling Stockholders.” Stephens Inc. may, in its sole discretion, release all or a portion of the shares subject to any lock-up agreement. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period. Stephens Inc. is a wholly-owned subsidiary of Stephens Group, Inc.

In addition, we and the selling stockholder have agreed that for a period of 180 days following the date of this prospectus, we and the selling stockholder will not, without the prior written consent of Stephens Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, other than (1) our sale of shares in this offering, (2) our issuance of shares in connection with the Delaware reorganization immediately prior to the completion of this offering, (3) our issuance of shares in redemption of our preferred stock upon the completion of this offering, (4) the grant of options to purchase shares of common stock to employees and directors pursuant to, and the issuance of shares of common stock pursuant to, employee, director or other stock and stock option plans described in or contemplated by this prospectus, (5) in connection with a merger or acquisition, and (6) bona fide gifts, provided the recipient of such gift agrees to the terms of this paragraph for the remainder of such 180 day period.

Underwriters’ Market Activities

The underwriters may engage in over-allotment and syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares over-allotted is greater than the number of shares that the underwriters may purchase in the over-allotment option. The underwriters may close out any syndicate short position by exercising their over-allotment option and/or repurchasing shares in the open market. In determining the source of shares to close out a syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions occur when the representatives make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as the stabilizing bids do not exceed a specified maximum.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Availability of Prospectus

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending on the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocations for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Directed Shares

At our request, the underwriters will reserve up to 10% of the shares of common stock for sale in this offering, at the initial public offering price, to our directors, officers, employees, customers, partners, business associates and other persons. The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares that are not purchased may be reallocated to other directors, officers, employees, customers, partners, and other persons business associates or offered to the general public on the same basis as the other shares of common stock offered by this prospectus.

Qualified Independent Underwriter

Stephens Group, Inc., Stephens Inc. and the SGI Affiliates own 12,189,843 shares of Conn Texas common stock and 134,971 shares of Conn Texas preferred stock, which together give them beneficial ownership of 72.9% of Conn Texas common stock and 77.3% of Conn Texas preferred stock issued and outstanding. Stephens Inc. is one of the managing underwriters of this offering. Further, two of our directors, Douglas H. Martin and Jon E. M. Jacoby, are directors or executive officers of Stephens Group, Inc. or Stephens Inc. Additionally, we intend to pay more than 10% of the net proceeds of this offering to SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, to repay indebtedness under our bank credit facility. SunTrust Robinson Humphrey is one of the managing underwriters of this offering. Because of the stock ownership and other affiliated relationships between us and Stephens Group, Inc. and Stephens Inc. and because of our intention to pay more than 10% of the net offering proceeds to an affiliate of SunTrust Robinson Humphrey, this offering is being conducted in accordance with Rule 2710(c)(8) and applicable “conflicts of interest” provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

Under Rule 2710(c)(8) and Rule 2720, when a member of the NASD, such as Stephens Inc. and SunTrust Robinson Humphrey, proposes to underwrite or otherwise assist in the public distribution of equity securities by an issuer with which it may be deemed to have a “conflict of interest,” the price at which such securities are to be distributed to the public must be no higher than that recommended by a “qualified independent underwriter” that meets certain standards. In accordance with this requirement, Sanders Morris Harris Inc. is assuming the responsibilities of acting as “qualified independent underwriter” and is recommending the maximum public offering price for the shares of common stock. The initial price at which the shares of common stock will be distributed to the public will be no higher than the price recommended by Sanders Morris Harris Inc. Sanders Morris Harris Inc. is performing due diligence investigations and is reviewing and participating in the preparation of this prospectus and the registration statement of which this prospectus forms a part. The underwriters will pay Sanders Morris Harris Inc. a fee of $50,000 and reimbursement of its out-of-pocket expenses for serving as the qualified independent underwriter in connection with this offering. We also have agreed to indemnify Sanders Morris Harris Inc. against certain liabilities, including liabilities under the Securities Act, and to afford certain rights of contribution.

Business Relationships with Underwriters and Their Affiliates

Stephens Inc., SunTrust Robinson Humphrey and their affiliates have in the past engaged, and may in the future engage, in transactions with us and perform services for us, including commercial banking, financial advisory and investment banking services, in the ordinary course of business. These firms have received, and may receive, customary fees for their services. For information regarding our relationships with Stephens Inc. and its affiliates, see “Management—Directors and Executive Officers,” “Certain Relationships and Related Transactions” and “Principal and Selling Stockholders.” As noted in the immediately preceding subsection, SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, is a lender under our credit facility and, therefore, will receive a portion of any proceeds from this offering used to reduce indebtedness under our credit facility. See “Use of Proceeds.” Additionally, SunTrust Capital Markets, Inc., of which SunTrust Robinson Humphrey is a division, serves as an administrative agent for Three Pillars Funding Corporation in connection with the Series A variable funding note under our asset-backed securitization program. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Off-Balance Sheet Financing Arrangements.”

LEGAL MATTERS

Winstead Sechrest & Minick P.C., Dallas, Texas, will pass upon the legality of the shares of common stock offered by this prospectus. Alston & Bird LLP will pass upon legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Conn Appliances, Inc. at January 31, 2002 and 2003 and for the years ended July 31, 2000 and 2001, for the six months ended January 31, 2002 and for the year ended January 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or in the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are necessarily summaries. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Any document we file may be read and copied at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the SEC are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above.

CONN APPLIANCES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2

Consolidated Balance Sheets at January 31, 2002 and 2003	F-3

Consolidated Statements of Operations for the years ended July 31, 2000 and 2001, for the six months ended January 31, 2002 and for the year ended January 31, 2003	F-4

Consolidated Statements of Stockholders’ Equity for the years ended July 31, 2000 and 2001, for the six months ended January 31, 2002 and for the year ended January 31, 2003	F-5

Consolidated Statements of Cash Flows for the years ended July 31, 2000 and 2001, for the six months ended January 31, 2002 and for the year ended January 31, 2003	F-7

Notes to Consolidated Financial Statements for the years ended July 31, 2000 and 2001, for the six months ended January 31, 2002, and for the year ended January 31, 2003	F-8

Consolidated Balance Sheets at January 31, 2003 and July 31, 2003 (unaudited)	F-25

Consolidated Statements of Operations for the six months ended July 31, 2002 and 2003 (unaudited)	F-26

Consolidated Statement of Stockholders’ Equity for the six months ended July 31, 2003 (unaudited)	F-27

Consolidated Statements of Cash Flows for the six months ended July 31, 2002 and 2003 (unaudited)	F-28

Notes to Consolidated Financial Statements for six months ended July 31, 2002 and 2003 (unaudited)	F-29

Report of Independent Auditors

The Board of Directors and

Shareholders of Conn Appliances, Inc.

We have audited the accompanying consolidated balance sheets of Conn Appliances, Inc. and subsidiaries as of January 31, 2002, and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended July 31, 2000 and 2001, the six months ended January 31, 2002, and the year ended January 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Conn Appliances, Inc. and subsidiaries at January 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years ended July 31, 2000 and 2001, the six months ended January 31, 2002, and the year ended January 31, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective February 1, 2002, the Company changed its method of accounting for goodwill.

As discussed in Note 1, the consolidated financial statements for the years ended July 31, 2000 and 2001, the six months ended January 31, 2002, and the year ended January 31, 2003 have been restated.

ERNST & YOUNG LLP

Houston, Texas

September 12, 2003

Conn Appliances, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	January 31, 2002	January 31, 2003
Assets
Current Assets
Cash and cash equivalents	$1,571	$2,448
Accounts receivable, net of allowance for doubtful accounts of $117 and $2,424	6,008	12,617
Interest in securitized assets	50,772	60,803
Inventories	35,280	46,118
Deferred income taxes	3,000	3,981
Prepaid expenses and other assets	2,834	3,473

Total current assets	99,465	129,440
Debt issuance and other costs	335	543
Non-current deferred income tax asset	4,389	4,785
Property and equipment
Land	3,534	3,746
Buildings	7,335	6,189
Equipment and fixtures	5,438	6,704
Transportation equipment	3,028	2,687
Leasehold improvements	32,185	42,219

Subtotal	51,520	61,545
Less accumulated depreciation	(18,380)	(23,279)

Total property and equipment, net	33,140	38,266
Goodwill, net	7,917	7,917
Other assets, net	398	607

Total assets	$145,644	$181,558

Liabilities and Stockholders’ Equity
Current Liabilities
Notes payable	$8,084	$7,500
Current portion of long-term debt	7,174	7,928
Accounts payable	22,208	24,501
Accrued expenses	7,821	8,601
Income taxes payable	668	949
Deferred income taxes	748	209
Deferred revenue	5,415	6,873
Other current liabilities	396	—

Total current liabilities	52,514	56,561
Long-term debt	23,492	36,564
Non-current deferred tax liability	52	250
Deferred gain on sale of property	1,145	977
Fair value of derivatives	5,581	4,537
Stockholders’ equity
Preferred stock ($0.01 par value, 300,000 shares authorized; 174,648 issued and outstanding at January 31, 2002 and 2003) 10% cumulative dividend	15,226	15,226
Common stock ($0.01 par value, 30,000,000 shares authorized; 17,175,480 shares issued; and 16,719,990 shares outstanding at January 31, 2002 and 2003)	2	172
Accumulated other comprehensive income	3,343	2,751
Retained earnings	47,694	68,131
Treasury stock at cost (437,010 and 455,490 shares of common stock at January 31, 2002 and 2003, respectively)	(3,405)	(3,611)

Total stockholders’ equity	62,860	82,669

Total liabilities and stockholders’ equity	$145,644	$181,558

See notes to consolidated financial statements.

Conn Appliances, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except earnings per share)

	Years Ended July 31,		Six Months Ended January 31, 2002	Year Ended January 31, 2003
	2000	2001
Revenues
Net sales	$249,077	$292,388	$182,611	$389,496
Finance charges and other	30,588	37,879	26,137	60,586

Total revenues	279,665	330,267	208,748	450,082
Cost and expenses
Cost of goods sold, including warehousing and occupancy costs	172,143	204,973	129,395	281,065
Selling, general and administrative expense	78,304	92,194	58,630	125,712
Interest expense	4,836	3,754	2,940	7,237
Provision for bad debts	793	1,734	1,286	4,125

Total cost and expenses	256,076	302,655	192,251	418,139

Earnings from continuing operations before income taxes	23,589	27,612	16,497	31,943
Provision for income taxes
Current	(9,683)	(11,549)	(6,750)	(13,207)
Deferred	692	1,670	806	1,865

Total provision for income taxes	(8,991)	(9,879)	(5,944)	(11,342)

Income from continuing operations	14,598	17,733	10,553	20,601
Discontinued operations
Income (loss) from discontinued operation, net	30	(157)	—	—
Loss on disposal of discontinued operation, net	—	(389)	—	—

Net income	14,628	17,187	10,553	20,601
Less preferred dividends	(2,046)	(2,173)	(1,025)	(2,133)

Net income available for common stockholders	$12,582	$15,014	$9,528	$18,468

Earnings per share
Basic	$0.73	$0.87	$0.56	$1.10
Diluted	$0.72	$0.87	$0.55	$1.10
Average common shares outstanding
Basic	17,350	17,169	17,025	16,724
Diluted	17,384	17,194	17,327	16,724

See notes to consolidated financial statements.

Conn Appliances, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands except share repurchase amounts)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock		Total
	Shares	Amount	Shares	Amount			Shares	Amount
Balance July 31, 1999	214	$18,632	252	$3	$1,431	$6,386	—	$—	$26,452
Net income						14,628			14,628
Adjustment of fair value of interest in securitized assets, net of tax of $811					1,317				1,317

Total comprehensive income									15,945
Preferred stock redeemed $87.18 per share plus accrued dividends	(1)	(112)				(15)			(127)
Common stock forfeited			(4)	—		—			—
Treasury stock purchased $300.00 per share							2	(485)	(485)

Balance July 31, 2000	213	18,520	248	3	2,748	20,999	2	(485)	41,785
Net income						17,187			17,187
Cumulative effect adjustment to adopt FAS 133, net of tax of $551					1,023				1,023
Unrealized loss on derivative instruments, net of tax of $1,972					(3,661)				(3,661)
Adjustment of fair value of interest in securitized assets, net of tax of $1,967					3,530				3,530

Total comprehensive income									18,079
Preferred stock redeemed $87.18 per share plus accrued dividends	(36)	(3,120)				(977)			(4,097)
Common stock forfeited		—	(1)	—		—	—	—	—
Treasury stock purchased $574.65 per share							1	(888)	(888)

Balance July 31, 2001	177	15,400	247	3	3,640	37,209	3	(1,373)	54,879
Net income						10,553			10,553
Unrealized loss on derivative instruments, net of tax of $200					(356)				(356)
Adjustment of fair value of interest in securitized assets, net of tax of $33					59				59

Total comprehensive income									10,256
Common stock forfeited			(1)	(1)		—			(1)
Preferred stock redeemed $87.18 per share plus accrued dividends	(2)	(174)				(68)			(242)
Treasury stock purchased $659.55 per share							3	(2,032)	(2,032)

Balance January 31, 2002	175	15,226	246	2	3,343	47,694	6	(3,405)	62,860

(continued on next page)

Conn Appliances, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands except share repurchase amounts)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock		Total
	Shares	Amount	Shares	Amount			Shares	Amount
Balance January 31, 2002	175	$15,226	246	$2	$3,343	$47,694	6	$(3,405)	$62,860
Net income						20,601			20,601
Unrealized gain on derivative instruments, net of tax of $(389)					691				691
Adjustment of fair value of interest in securitized assets, net of tax of $722					(1,283)				(1,283)

Total comprehensive income									20,009
Treasury stock purchased $758.16 per share							0	(200)	(200)
Common stock dividend			16,929	170		(164)	449	(6)	—

Balance January 31, 2003	175	$15,226	17,175	$172	$2,751	$68,131	455	$(3,611)	$82,669

See notes to consolidated financial statements.

Conn Appliances, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended July 31,		Six Months Ended January 31, 2002	Year Ended January 31, 2003
	2000	2001
Cash flows from operating activities
Net income	$14,628	$17,187	$10,553	$20,601
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,327	4,464	2,110	5,411
Amortization	831	836	440	374
Provision for bad debts	793	1,734	1,286	4,125
Provision for deferred income taxes	(692)	(1,670)	(806)	(1,865)
Loss (gain) from sale of assets	(149)	1,756	206	(15)
Ineffectiveness of derivatives	—	507	70	361
Change in operating assets and liabilities:
Accounts receivable	(35,647)	(30,214)	(35,106)	(38,431)
Interests in securitized assets	(4,207)	(9,556)	(4,033)	(10,031)
Proceeds from sale of loans receivable	56,106	36,804	30,596	25,593
Inventory	(8,398)	(179)	(541)	(10,838)
Prepaid expenses and other assets	859	201	(1,199)	(852)
Accounts payable	9,389	(1,767)	(2,181)	2,293
Accrued expenses	169	(1,914)	597	780
Income taxes payable	418	580	86	281
Deferred service contract revenue	279	1,700	475	1,457
Other current liabilities	(1,184)	(318)	(4)	(395)

Net cash provided by operating activities	39,522	20,151	2,549	(1,151)

Cash flows from investing activities
Purchase of property and equipment	(6,920)	(14,833)	(10,551)	(15,070)
Proceeds from sale of property	253	2,005	437	14

Net cash provided (used) by investing activities	(6,667)	(12,829)	(10,114)	(15,056)

Cash flows from financing activities
Redemption of preferred stock	(127)	(4,098)	(242)	—
Purchase of treasury stock	(485)	(888)	(2,033)	(200)
Net borrowings (payments) under line of credit	(30,845)	1,872	7,932	19,529
Increase in debt issuance costs	—	—	(335)	(492)
Payment of promissory notes	(1,071)	(1,281)	(626)	(1,753)

Net cash provided (used) by financing activities	(32,528)	(4,395)	4,698	17,084

Net change in cash	327	2,927	(2,867)	877
Cash and cash equivalents
Beginning of the year	1,184	1,511	4,438	1,571

End of the year	$1,511	$4,438	$1,571	$2,448

Supplemental disclosure of cash flow information
Cash interest paid	$4,905	$3,385	$2,731	$6,812
Cash income taxes paid	$9,055	$10,658	$7,047	$13,114

See notes to consolidated financial statements.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2003

1.    Summary of Significant Accounting Policies

Principles of Consolidation.    The consolidated financial statements include the accounts of Conn Appliances, Inc. and its subsidiaries, limited liability companies and limited partnerships, all of which are wholly-owned (the “Company”), which is also known as Conn Texas. All material inter-company transactions and balances have been eliminated in consolidation.

The Company enters into securitization transactions to sell its retail installment and revolving customer receivables. These securitization transactions are accounted for as sales in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities because the Company has relinquished control of the receivables. Additionally, the Company has transferred such receivables to a qualifying special purpose entity (“QSPE”). Accordingly, neither the transferred receivables nor the QSPE are included in the consolidated financial statements of the Company. See Note 2 for further discussion.

Restated Financial Statements.    In connection with its initial public offering of common stock, the Company determined that the calculation of the recorded fair value of its interest in securitized assets, which utilized certain cash flow assumptions, were inconsistent with the requirements of SFAS 140, which became effective for the Company on August 1, 2000. The Company also determined that its classification of these securitized assets as trading securities was inconsistent with the requirements of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. These securitized assets are reflected as available-for-sale in the restated consolidated financial statements. A significant portion of the reduction in reported net income related to the restatement was a result of properly classifying the securitized assets as available-for-sale. The Company’s independent auditors concurred with these changes.

The following table represents the impact of these changes on the consolidated financial statements (in thousands, except per share amounts):

	For the Year Ended July 31,
	2000		2001
	Previously Reported	As Restated	Previously Reported	As Restated
Selected income statement data
Total revenues	$286,368	$279,665	$338,255	$330,267
Net income	15,527	14,628	18,102	17,187
Earnings per share:
Basic	$0.78	$0.73	$0.93	$0.87
Diluted	$0.78	$0.72	$0.93	$0.87

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

	As of and for the
	Six Months Ended January 31, 2002		Year Ended January 31, 2003
	Previously Reported	As Restated	Previously Reported	As Restated
Selected balance sheet data
Total current assets	$98,197	$99,465	$121,695	$129,440
Non-current assets	46,365	46,179	62,071	52,118
Total current liabilities	53,844	52,514	58,667	56,560
Total non-current liabilities	30,270	30,270	42,329	42,329
Total stockholders’ equity	60,448	62,860	82,770	82,669

Selected income statement data
Total revenues	$213,142	$208,748	$459,594	$450,082
Net income	11,295	10,553	22,093	20,601
Earnings per share:
Basic	$0.60	$0.56	$1.19	$1.10
Diluted	$0.59	$0.55	$1.19	$1.10

Business Activities.    The Company, through its retail stores, provides products and services to its customer base in five primary market areas including southern Louisiana, southeast Texas, Houston, Corpus Christi, and San Antonio/Austin, Texas. Products and services offered through retail sales outlets include major home appliances, consumer electronics, home office equipment, lawn and garden products, bedding, service maintenance agreements, installment and revolving credit account services, and various credit insurance products. These activities are supported through an extensive service, warehouse and distribution system. For the reasons discussed below, the aggregation of operating companies represent one reportable segment under SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. Accordingly, the accompanying consolidated financial statements reflect the operating results of the Company’s single reportable segment. The Company’s retail stores bear the “Conn’s” name, and deliver the same products and services to a common customer group. The Company’s customers generally are individuals rather than commercial accounts. All of the retail stores follow the same procedures and methods in managing their operations. The Company’s management evaluates performance and allocates resources based on the operating results of the retail stores and considers the credit programs, service contracts and distribution system to be an integral part of the Company’s retail operations.

Fiscal Year.    Effective August 1, 2001, the Company changed its fiscal year end from July 31 to January 31.

Stock Split/Dividend.    On July 25, 2002, the Company’s board of directors approved a 70-for-1 stock split, effected as a dividend of the Company’s common stock. As a result, shareholders received 69 shares for each share held as of July 25, 2002. The par value of the Company’s common stock remained $0.01. All related financial information presented, including per share data, reflects the effects of the stock dividend.

Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Vendor Programs.    The Company receives funds from vendors for price protection, product rebates, marketing and training, and promotion programs which are generally recorded, net of direct costs, as adjustments

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

to product costs or selling, general and administrative expenses according to the nature of the program. The Company accrues rebates based on the terms of the program and sales of qualifying products.

Earnings Per Share.    In accordance with SFAS No. 128, Earnings per Share, the Company calculates basic earnings per share by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effects of any stock options granted calculated under the treasury method; such shares were 33,460, 25,060 and 302,850, respectively, for the years ended July 31, 2000 and 2001 and the six months ended January 31, 2002. Since the preferred dividend obligations of the Company are cumulative, they have been reported on the Consolidated Statements of Operations even though they have not yet been declared as payable.

Cash and Cash Equivalents.    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories.    Inventories are valued at the lower of cost (moving weighted average method) or market.

Property and Equipment.    Property and equipment are recorded at cost. Costs associated with major additions and betterments that increase the value or extend the lives of assets are capitalized and depreciated. Normal repairs and maintenance that do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (3 to 30 years), or in the case or leasehold improvements, over the shorter of the estimated useful lives or the remaining lives of the respective leases (3 to 15 years).

Property and equipment are evaluated for impairment at the retail store level. An impairment evaluation is performed whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. The most likely condition that would necessitate an assessment would be an adverse change in historical and estimated future results of a retail store’s performance. For property and equipment to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Receivable Sales and Interests in Securitized Receivables.    The Company enters into securitization transactions to sell customer retail installment and revolving receivable accounts. In these transactions, the Company retains interest-only strips and subordinated securities, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

Retained interests are carried at fair value on the Company’s balance sheet as available-for-sale securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Impairment and interest income are recognized in accordance with Emerging Issues Task Force (“EITF”) No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.

The Company estimates fair value of its retained interest in both the initial securitization and thereafter based on the present value of future expected cash flows using management’s best estimates of the key assumptions—credit losses, prepayment rates, forward yield curves, and discount rates commensurate with the risks involved.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Goodwill. Goodwill represents primarily the excess of purchase price over the fair market value of net assets acquired. Effective February 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets whereby goodwill is no longer amortized, but rather the Company assesses the potential future impairment of goodwill on an annual basis, or at any other time when impairment indicators exist. As part of the adoption of SFAS 142 , the Company completed a transitional goodwill impairment test and determined that goodwill was not impaired. Additionally, the Company performed the first annual impairment test in November 2002 and concluded that goodwill is not impaired.

The table below provides a reconciliation of reported net income and earnings per share to adjusted net income and earnings per share as if the non-amortization provisions of SFAS 142 had been applied beginning August 1, 1999 (in thousands except per share data).

	Years Ended July 31,		Six Months Ended January 31, 2002
	2000	2001
Reported net income available for common stockholders	$12,582	$15,014	$9,528
Add back goodwill amortization, net of tax effect	426	449	220

Pro forma net income	$13,008	$15,463	$9,748

Pro forma earnings per share:
Basic	$0.75	$0.90	$0.57
Diluted	$0.75	$0.90	$0.56

Income Taxes.    The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition.    Revenue from the sale of retail products is recognized at the time the product is delivered to the customer. Commissions from the sale of service maintenance agreements are recorded as the contracts are sold. The Company also sells service maintenance agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where the third parties are the obligor on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned. Where the Company sells service maintenance agreements in which it is deemed to be the obligor on the contract at the time of sale, revenue is recognized ratably over the term of the service maintenance agreement. The amounts of service maintenance agreement revenue deferred at January 31, 2002 and 2003 were $2.8 million and $3.8 million, respectively, and are included in “Deferred Revenue” in the accompanying balance sheets.

The Company classifies amounts billed to customers relating to shipping and handling as revenues. Costs of $9.7 million, $12.3 million, $7.7 million, and $15.1 million associated with shipping and handling revenues are included in Selling, General and Administrative Expense for each of the years ended July 31, 2000 and 2001, for the six months ended January 31, 2002, and for the year ended January 31, 2003, respectively.

Fair Value of Financial Instruments.    The fair value of cash and cash equivalents, receivables, and notes and accounts payable approximate their carrying amounts because of the short maturity of these instruments. The fair value of the Company’s interests in securitized receivables is determined by estimating the present value of future expected cash flows using management’s best estimates of the key assumptions, including credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. See Note 2. The

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

fair value of the Company’s long-term debt and interest rate swap agreements is estimated based on the current rates available to the Company for instruments with similar terms and maturities. See Note 3.

Derivatives are recognized as assets and liabilities measured at fair value in “Fair Value of Derivatives” in the consolidated balance sheets. The Company does not use derivative financial instruments for trading purposes. The Company uses derivatives to hedge variable interest rate risk related to the cash flows from its interest only strip and its variable rate debt. All the Company’s derivatives, which consist of interest rate swaps and collars, are designated as cash flow hedges. Therefore, the effective portion of changes in the fair value of derivatives is recognized in other comprehensive income until the hedged item is recognized in earnings. The effectiveness of the hedge is measured by comparing the cumulative change in the fair value of the derivatives to the cumulative change in the present value of future cash flows of the hedged item. The ineffective portion of a derivative’s change in fair value, which is the amount by which the change in the value of the derivative does not exactly offset the change in the value of the hedged item, is immediately recognized in earnings.

The Company held interest rate swaps and collars with notional amounts totaling $100.0 million as of January 31, 2002 and January 31, 2003, with terms extending through 2005. At January 31, 2002, these instruments were accounted for as cash flow hedges. Of these instruments, $80.0 million were designated as hedges against the Company’s variable interest rate risk related to the cash flows from its interest only strip. The remaining $20.0 million of these instruments were designated as hedges against the Company’s variable rate debt.

In September 2002, the Company entered into a new agreement to sell customer receivables (see Note 2). As a result of that new agreement, the Company discontinued hedge accounting for the $80.0 million of hedges previously designated to the interest only strip. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity, the Company recognized changes in fair value for those derivatives after September 2002 as interest expense, and is amortizing the amount of accumulated other comprehensive loss related to those derivatives into interest expense over the remaining term of the instruments, which expire ending in November 2003. This change had no effect on the $20.0 million of instruments designated as hedges against the Company’s variable rate debt.

Ineffectiveness, which arises from differences between the interest rate stated in the derivative instrument and the interest rate upon which the underlying hedged transaction is based, totaled $0.5 million for the year ended July 31, 2001, $0.1 million for the six months ended January 31, 2002 and $0.5 million for the year ended January 31, 2003, and is reflected in “Interest Expense” in the consolidated statement of operations. Ineffectiveness for the year ended January 31, 2003 includes $0.4 million related to discontinued hedge accounting.

Stock-Based Compensation.    As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company follows the intrinsic value method of accounting for stock-based compensation issued to employees, as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Since all options have been issued at or above fair value, no compensation expense has been recognized under the Company’s stock option plan for any of the periods presented.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

If compensation expense for the Company’s stock option plan had been recognized using the fair value method of accounting under SFAS 123, net income from continuing operations and earnings per share would have decreased by 0.1% and 1.0%, respectively, for the years ended July 31, 2000 and 2001, 1.6% for the six months ended January 31, 2002, and 1.7% for the year ended January 31, 2003. The fair value of the options issued was estimated on the date of grant, using the minimum valuation option-pricing model with the following weighted average assumptions used for grants during the years ended July 31, 2000 and 2001, the six months ended January 31, 2002 and the year ended January 31, 2003, respectively: expected risk free interest rates of 6.3%, 4.8%, 4.4% and 4.3%, and expected lives of 5 years in all periods. The following table presents the impact to earnings per share if the Company had adopted the fair value recognition provisions of SFAS 123 (in thousands except per share data):

	Years Ended July 31,		Six Months Ended January 31, 2002	Year Ended January 31, 2003
	2000	2001
Net income available for common stockholders	$12,582	$15,014	$9,528	$18,468
Stock-based compensation, net of tax, that would have been reported under SFAS 123	(8)	(152)	(150)	(323)

Pro forma net income	$12,574	$14,862	$9,378	$18,145

Pro forma earnings per share:
Basic	$0.72	$0.87	$0.55	$1.08
Diluted	$0.72	$0.86	$0.54	$1.08

Self insurance.    The Company is self-insured for certain losses relating to group health, workers’ compensation, automobile, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance losses for claims filed and claims incurred, but not reported, are accrued based upon the Company’s estimates of the aggregate liability for uninsured claims incurred using development factors provided by the Company’s insurance administrators.

Advertising Costs.    The Company expenses the net cost of advertising, after vendor rebates, as incurred. Advertising expense was $6.3 million and $5.8 million for the years ended July 31, 2000 and 2001, respectively, $2.4 million for the six months ended January 31, 2002, and $5.2 million for the year ended January 31, 2003.

Recent Accounting Pronouncements.    In November 2002, the EITF reached a consensus on Issue 02-16, addressing the accounting of cash consideration received by a customer from a vendor, including vendor rebates and refunds. The consensus reached states that consideration received should be presumed to be a reduction of the prices of the vendor’s products or services and should therefore be shown as a reduction of cost of sales in the statement of operations of the customer. The presumption could be overcome if the vendor receives an identifiable benefit in exchange for the consideration or the consideration represents a reimbursement of a specific incremental identifiable cost incurred by the customer in selling the vendor’s product or service. If one of these conditions is met, the cash consideration should be characterized as a reduction of those costs in the statement of operations of the customer. The consensus reached also concludes that if rebates or refunds can be reasonably estimated, such rebates or refunds should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received relative to the transactions that mark the progress of the customer toward earning the rebate or refund. The provisions of this consensus will be applied prospectively and are consistent with the Company’s existing accounting policy.

In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Revenue arrangements with multiple deliverables are divided into separate units of accounting, if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a stand alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The provisions of this consensus are not expected to have a significant effect on the Company’s financial position or operating results.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are effective for fiscal years ended after December 15, 2002, and have been incorporated into the accompanying financial statements and footnotes.

In November 2002, FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued. FIN 45 enhances the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also requires, on a prospective basis, beginning after January 1, 2003, that the guarantors recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. See disclosures in this footnote regarding revenue recognition for a discussion of the Company’s obligations under certain service maintenance agreements it sells.

Reclassifications.    Certain reclassifications have been made in the prior years’ financial statements to conform to the current year’s presentation.

Accumulated Other Comprehensive Income.    The balance of accumulated other comprehensive income at January 31, 2003 was comprised of $5.0 million of unrealized gains on interests in securitized assets and $2.2 million unrealized losses on derivatives. The balance of accumulated other comprehensive income at January 31, 2002 was comprised of $6.3 million of unrealized gains on interests in securitized assets and $3.0 million of unrealized losses on derivatives.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

2.    Interests in Securitized Receivables

In September 2002, the Company entered into a new agreement to sell customer receivables; as part of this agreement, the Company sells eligible retail installment and revolving receivable accounts to a QSPE that pledges the transferred accounts to a trustee for the benefit of investors, with the amount transferred not to exceed $450.0 million. The September 2002 agreement replaced an agreement with a financial intermediary that was developed and utilized for the same purpose. The following table summarizes the availability of funding under the Company’s securitization program at January 31, 2003 (in millions):

	Capacity	Utilized	Available
Series A	$250.0	$45.1	$204.9	(1)
Series B – Class A	120.0	120.0	—
Series B – Class B	57.8	57.8	—
Series B – Class C	22.2	22.2	—

Total	$450.0	$245.1	$204.9

(1)	Availability of the Series A program is reduced by $10.0 million for a letter of credit issued by the Company to provide assurance to the trustee that monthly funds collected by the Company, as servicer, will be remitted as required under the base indenture and other related documents.

The September 2002 agreement includes a Series A variable funding note with a capacity of $250.0 million. The Series A program functions as a credit facility to fund the initial transfer of eligible receivables. When the facility approaches capacity, the QSPE will issue another bond series and use the proceeds to pay down the outstanding balance in the Series A variable funding note; at that point, the facility will once again become available to accumulate the transfer of new receivables or to meet required principal payments on other series as they become due. The Series A program matures September 1, 2007, and the Series B program (which is non-amortizing for the first four years) matures officially September 1, 2010, although it is expected that the principal payments will retire the bonds prior to that date.

The agreement contains certain covenants requiring the maintenance of various financial ratios and receivables performance standards. As part of the new securitization program, the Company arranged for the issuance of a stand-by letter of credit in the amount of $10.0 million to provide assurance to the trustee on behalf of the bondholders that monthly funds collected by the Company, as servicer, will be remitted as required under the base indenture and other related documents. The letter of credit has a term of one year, and the maximum potential amount of future payments is the face amount of the letter of credit. The Series A program available capacity has been reduced by the amount of the letter of credit, and the letter of credit is callable, at the option of trustee, if the Company, as servicer, fails to meet the required monthly payments to the trustee of the cash collected.

Through its retail sales activities, the Company generates customer retail installment and revolving receivable accounts. The Company enters into securitization transactions to sell these accounts. In these securitizations, the Company retains servicing responsibilities and subordinated interests. The Company receives annual servicing fees approximating 3.9% of the outstanding balance and rights to future cash flows arising after the investors in the securities issued by or on behalf of the QSPE have received from the trustee all contractually required principal and interest amounts. The Company has not recognized a servicing asset or liability since it receives adequate compensation relative to current market pricing to service the receivables sold. The investors and the securitization trustee have no recourse to the Company’s other assets for failure of the individual customers of the Company and the QSPE to pay when due. The Company’s retained interests are subordinate to

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

investors’ interests. Their value is subject to credit, prepayment, and interest rate risks on the transferred financial assets. The fair values of the Company’s interest in securitized assets were as follows (in thousands):

	January 31,
	2002	2003
Interest-only strip	$12,080	$11,924
Subordinated securities	38,692	48,879

Total fair value of interests in securitized assets	$50,772	$60,803

At January 31, 2003, key economic assumptions and the sensitivity of the current fair value of the interest-only strip to immediate 10% and 20% adverse changes in those assumptions are as follows (dollars in thousands):

	Primary Portfolio Installment	Primary Portfolio Revolving	Secondary Portfolio Installment
Fair value of interest in securitized assets	$36,806	$4,360	$19,637

Weighted average life	1.4 years	.9 years	2.5 years

Annual prepayment rate assumption	1.5%	3.0%	1.5%
Impact on fair value of 10% adverse change	$81	$9	$56
Impact on fair value of 20% adverse change	$160	$18	$110

Net interest spread assumption	13.2%	13.2%	14.3%
Impact on fair value of 10% adverse change	$1,722	$204	$840
Impact on fair value of 20% adverse change	$3,444	$409	$1,629

Expected losses assumptions	3.8%	3.8%	3.8%
Impact on fair value of 10% adverse change	$365	$43	$154
Impact on fair value of 20% adverse change	$729	$86	$308

Projected expense assumption	3.9%	3.9%	3.8%
Impact on fair value of 10% adverse change	$374	$45	$154
Impact on fair value of 20% adverse change	$748	$88	$308

Discount rate assumption	10.0%	10.0%	14.0%
Impact on fair value of 10% adverse change	$24	$3	$50
Impact on fair value of 20% adverse change	$69	$5	$95

Delinquency and deferral	10.7%	11.3%	13.8%
Impact on fair value of 10% adverse change	$66	$4	$27
Impact on fair value of 20% adverse change	$131	$8	$52

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of the variation in a particular assumption on the fair value of the interest-only strip is calculated without changing any other assumption; in realty, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

The table below summarizes certain information regarding cash flows and income between the Company and the securitization program (in millions):

	Year Ended July 31,		Six Months Ended January 31, 2002	Year Ended January 31, 2003
	2000	2001
Servicing fees	$4.6	$6.2	$3.6	$9.4
Gains on sales of receivable	4.3	8.8	8.3	16.1
Interest earned on interest-only strip, net of impairment	5.9	6.5	4.0	12.3
Interest earned on subordinated securities, net of impairment	2.6	3.0	1.1	1.9
Proceeds from new receivables	196.2	232.6	147.5	302.5
Repayment of previously sold receivables	152.0	185.6	105.5	243.2

The following illustration presents quantitative information about the receivable portfolio managed by the Company (in millions):

	Total Principal Amount of Receivables January 31,		Principal Amount 60 Days or More Past Due (1) January 31,
	2002	2003	2002	2003
Primary portfolio:
Installment	$191.8	$223.0	$9.5	$12.1
Revolving	28.5	26.4	1.3	1.2

Subtotal	220.3	249.4	10.8	13.3
Secondary portfolio:
Installment	41.9	54.4	2.6	3.7

Total receivables managed	262.2	303.8	13.4	17.0
Receivables sold	(262.2)	296.2	(13.4)	(15.4)

Receivables not sold	—	7.6	$—	$1.6

Non-customer receivables	6.0	5

Total accounts receivable, net	$6.0	$12.6

	Average Balances January 31,		Net Credit Losses January 31, (2)
	2002	2003	2002	2003
Primary portfolio:
Installment	$170.1	$207.3
Revolving	28.3	27.5

Subtotal	198.4	234.8	$2.7	$6.1
Secondary portfolio:
Installment	34.8	48.2	0.5	1.4

Total receivables managed	233.2	283.0	3.2	7.5
Receivables sold	(233.2)	(278.8)	(3.2)	6.6

Receivables not sold	$—	$4.2	$—	$(0.9)

(1)	Amounts are based on end of period balances.
(2)	Amounts are based on total receivables outstanding and are expressed net of recoveries; January 31, 2002 is for six months.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

3.    Notes Payable and Long-Term Debt

Notes payable of $8.1 million and $7.5 million, respectively, as of January 31, 2002 and January 31, 2003 represent short-term bank or insurance company borrowings under revolving agreements that bear interest at rates tied to the prime rate, in the case of the bank debt, at 3.75% as of January 31, 2003 and, in the case of the insurance company, at 7.5% as of January 31, 2003. The agreements, in effect, provide for bank borrowings of up to $5.0 million at January 31, 2002 and $8.0 million at January 31, 2003, and insurance company borrowings of $3.5 million at January 31, 2002 and January 31, 2003, respectively. All short-term notes are unsecured.

Long-term debt consists of the following (in thousands except repayment explanations):

	January 31,
	2002	2003
Revolving note payable to banks, with interest at variable rates (ranging from 3.63% to 5.50% at January 31, 2003)	$16,000	$24,500
Term note payable to banks, due in quarterly installments of $1.5 million beginning April 30, 2003 plus interest at variable rates (ranging from 3.6% to 3.7% at January 31, 2003)	7,500	15,000
Promissory notes to various companies secured by real estate or equipment, due in monthly installments of $9,501 and $7,494 plus interest; all loans provide for variable rates (4.12% at January 31, 2003) through July 1, 2003	618	140
Promissory note payable to previous stockholder, due in monthly installments of $34,600, with interest at 6%	1,137	781
Subordinated term note payable to previous stockholder, due in monthly installments of $147,698, with interest at 9%	5,411	4,071

Total long-term debt	30,666	44,492
Less amounts due within one year	(7,174)	(7,928)

Amounts classified as long-term	$23,492	$36,564

In July 1998, a new syndicated bank credit facility was executed with six banks with JP Morgan Chase, NA (formerly Chase Bank of Texas, NA) acting as Administrative Agent (the “Agent”). The facility originally included a $25.0 million term note (the “Term Note”) and a $55.0 million revolving note (the “Revolver”). The Term Note originally matured July 31, 2003 and provided for quarterly repayments of $1.25 million each plus interest beginning September 30, 1998. The Revolver originally matured July 14, 2003 and provided for quarterly interest payments. In May 2000, proceeds of a new arrangement with a financial intermediary were used to retire existing debt under the Revolver by $19.0 million, the capacity of the outstanding Revolver was reduced to $30 million and the syndication was reduced to five banks.

In September 2002, the Company executed an additional amendment (subsequently amended and restated) to the syndicated bank credit facility whereby the maturity date on both the Term Note and Revolver was extended until September 2005 and the Term Note was increased from the then existing balance of $5.0 million to $15.0 million and the Revolver was increased from the existing maximum amount of $30.0 million to $40.0 million. The new Term Note provides for quarterly repayments of $1.5 million beginning May 1, 2003. The amount of borrowings from the Revolver are limited to 65% of eligible inventory, the lesser of 40% of (a) interest in transferred accounts as defined by the bank credit facility or (b) $20.0 million, and 85% of eligible accounts receivable. Interest rates for both loans are variable and are determined, at the option of the Company, at the Base Rate (the greater of Agent’s prime rate or federal funds rate plus 0.50%) plus the Base Rate Margin (which ranges from 0.50% to 1.75%) or LIBOR Rate plus the LIBOR Margin (which ranges from 1.50% to

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

2.75%). Both the Base Rate Margin and the LIBOR Margin are determined quarterly based on the rolling four-quarter relationship of total debt (including lease obligations) to earnings before interest, taxes, depreciation, amortization and rent. The Company is obligated to pay a non-use fee on a quarterly basis on the non-utilized portion of the Revolver at rates ranging from .375% to .500%. Both the Term Note and the Revolver are secured by the assets of the Company not otherwise encumbered and a pledge of substantially all of the stock held by members of Stephens Group, Inc. and its affiliates as well as the stock of all of the Company’s present and future subsidiaries. In anticipation of an initial public offering, the Company amended its bank credit facility effective October 31, 2002 to clarify certain definitions of covenant calculations. The new agreement also provides for bank approval of the contemplated transaction, the repayment of certain debt, and the modification of certain covenant requirements in the event of a successful public offering. Both the Term Note and the Revolver are subject to the Company maintaining various financial and non-financial covenants and restrictions on the amount of total capital expenditures and stock redemptions that can be made. As of January 31, 2002 and January 31, 2003, the Company was in compliance with all financial and non-financial covenants.

Aggregate maturities of long-term debt as of January 31 in the year indicated are as follows (in thousands):

Aggregate Maturities
2004	$7,928
2005	11,060
2006	25,504

Total	$44,492

Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of long-term debt at January 31, 2002 and January 31, 2003 approximated the recorded balances.

The Company held interest rate swaps and collars with notional amounts totaling $100.0 million as of January 31, 2002 and January 31, 2003, with terms extending through 2005. These instruments have been accounted for as cash flow hedges. Ineffectiveness, which arises from differences between the interest rate stated in the swap or collar and the interest rate upon which the underlying hedged transaction is based, totaled $0.5 million for the year ended July 31, 2001, $0.1 million for the six months ended January 31, 2002 and $0.5 million for the year ended January 31, 2003 and is reflected in “Interest Expense” in the consolidated statement of operations.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

4.    Income Taxes

Deferred income taxes reflect the net effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets result primarily from differences between financial and tax methods of accounting for income recognition on service contracts and residual interests, capitalization of costs in inventory, and deductions for depreciation and doubtful accounts, and the fair value of derivatives. The deferred tax assets and liabilities are summarized as follows (in thousands):

	January 31,
	2002	2003
Deferred Tax Assets
Allowance for doubtful accounts	$42	$728
Deferred revenue	2,499	2,848
Fair value of derivatives	2,009	1,633
Property and equipment	1,967	2,799
Inventories	635	758
Other	237	—

Total deferred tax assets	7,389	8,776

Deferred Tax Liabilities, primarily fair value of interests in securitized assets	(800)	(459)

Net deferred tax asset	$6,589	$8,307

Significant components of income taxes for continuing operations were as follows (in thousands):

	Years Ended July 31,		Six Months Ended January 31, 2002	Year Ended January 31, 2003
	2000	2001
Current:
Federal	$9,298	$11,287	$6,607	$13,125
State	385	262	143	82

	9,683	11,549	6,750	13,207
Deferred:
Federal	(729)	(1,627)	(767)	(2,152)
State	37	(43)	(39)	287

	(692)	(1,670)	(806)	(1,865)

Total tax provision	$8,991	$9,879	$5,944	$11,342

A reconciliation of the statutory tax rate and the effective tax rate for each of the periods presented in the statements of operations is as follows:

	Years Ended July 31,		Six Months Ended January 31, 2002	Year Ended January 31, 2003
	2000	2001
U.S. Federal statutory rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes	3.0	0.7	0.7	0.4
Non-deductible entertainment and other	0.1	0.1	0.3	0.1

Effective tax rate attributable to continuing operations	38.1%	35.8%	36.0%	35.5%

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

5.    Insurance Program

In August 2002, the Company renewed substantially all of its insurance coverages and assumed a significant part of the risk exposure for the worker’s compensation, general liability, property and automobile policies by agreeing to absorb an initial deductible amount on each claim of $0.25 million, $0.25 million, $0.1 million, and $0.1 million, respectively. The worker’s compensation, general liability and automobile policies have individual stop loss coverage provisions so that the Company’s total obligation under the three policies will not exceed $1.0 million, $0.2 million, and $0.2 million, respectively. In addition, the three policies have a combined stop loss provision of $1.5 million. The potential exposure under the property policy is unlimited. As of January 31, 2003, the Company has provided a reserve in the amount of $0.6 million to cover the unpaid portion of expected future claims under all self-retained risk programs. In the opinion of management, this reserve is sufficient to cover any run-off associated with known claims. As part of this program, the Company was required to provide a stand-by letter of credit in the amount of $0.5 million in favor of the insurance company. The letter of credit has an initial term of one year, with the expiration date tracking the expiration of the insurance policy. It provides for an increasing face amount of $0.6 million for the period February 28, 2003 through May 30, 2003 and $0.7 million for the period May 31, 2003 through August 31, 2003. The maximum potential amount of future payments is considered to be the face amount of the letter of credit. The Company, however, has an obligation to provide additional letters of credit in amounts considered sufficient by the carrier to cover expected losses of claims that remain open after the expiration of the initial policy coverage period. The letter of credit is callable, at the option of the insurance company, if the Company does not honor its requirement to fund deductible amounts as billed.

6.    Leases

The Company leases certain of its facilities and operating equipment from outside parties and from stockholders/officers. The real estate leases generally have initial lease periods of from 5 to 15 years with renewal options at the discretion of the Company; the equipment leases generally provide for initial lease terms of three to seven years and provide for a purchase right by the Company at the end of the lease term at the fair market value of the equipment.

The following is a schedule of future minimum base rental payments required under the operating leases that have initial non-cancelable lease terms in excess of one year (in thousands):

Years Ended January 31,	Third Party	Related Party	Total
2004	$12,917	$1,645	$14,562
2005	11,797	1,645	13,442
2006	10,490	1,645	12,135
2007	9,186	1,645	10,831
2008	8,237	1,645	9,882
Thereafter	28,022	13,772	41,794

Total	$80,649	$21,997	$102,646

Total lease expense was approximately $5.6 million and $7.9 million for the years ended July 31, 2000 and 2001, respectively, $5.3 million for the six months ended January 31, 2002 and $12.3 million for the year ended January 31, 2003, including approximately $0.3 million, $0.3 million, $0.1 million, and $1.1 million, respectively, paid to related parties.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

7.    Common Stock

In October 1999, the Company’s shareholders and board of directors approved an Incentive Stock Option Plan that provides for a pool of up to 3.5 million options to purchase shares of the Company’s common stock. Such options are to be granted to various officers and employees at prices equal to the market value on the date of the grant. The options are exercisable over a ten-year period beginning three or five years after the date of grant. The provisions of the stock option plan provide that the 3.5 million share maximum option pool must be reduced by the number of restricted shares of common stock that are outstanding at any date which effectively reduces the number of options that can be issued as of January 31, 2003 to 1.8 million.

A summary of the status of the Company’s stock option plan and the activity during the year ended July 31, 2001, the six months ended January 31, 2002 and the year ended January 31, 2003 is presented below (all amounts and average exercise prices have been adjusted to reflect the 70 for 1 stock split effected as a dividend that was issued in July 2002 and are presented in thousands except per share amounts):

	Year Ended July 31, 2001		Six Months Ended January 31, 2002		Year Ended January 31, 2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	388	$7.50	1,160	$7.91	1,174	$8.08
Granted	807	8.03	74	9.02	116	10.83
Canceled	(35)	(6.25)	(60)	(8.21)	(49)	(8.21)

Outstanding, end of year	1,160	$7.91	1,174	$8.08	1,241	$8.34

Options exercisable at end of year	74		227		363
Options available for grant	516		566		524

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding As Of January 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Exercisable As Of January 31, 2003	Weighted Average Exercise Price
$4.29—$8.21	371	7.38	$7.65	159	$7.43
$8.21	870	8.50	8.63	210	8.27

	1,241	8.21	$8.34	369	$7.91

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

8.    Significant Vendors

As shown in the table below, a significant portion of the Company’s merchandise purchases for the years ended July 31, 2000 and 2001, the six months ended January 31, 2002 and the year ended January 31, 2003 were made from six vendors:

	Years Ended July 31,		Six Months Ended January 31, 2002	Year Ended January 31, 2003
Vendor	2000	2001
A	5.2%	11.1%	9.6%	15.5%
B	14.4	17.3	12.6	13.7
C	8.9	11.3	17.0	12.5
D	7.4	8.5	8.3	10.0
E	11.3	7.9	8.5	7.6
F	—	1.6	7.9	6.0

Totals	47.2%	57.7%	63.9%	65.3%

9.    Related Party Transactions

The Company leases certain store locations from directors, stockholders and/or officers. See Note 6. At January 31, 2002, the Company was guarantor on construction debt in the amount of $4.5 million incurred by Specialized Realty Development Services, LP (“SRDS”), a real estate development company that is owned by various members of management and individual investors of Stephens Group, Inc. The partnership is developing up to six sites (four of which have been completed) for retail store locations that will be leased to the Company. The Company is obligated to lease each completed project for an initial period of 15 years. As soon as the development of each project is completed and the lease is placed into effect, the Company’s debt guarantee is reduced by the amount of construction debt associated with that project. The Company’s guarantee obligation on the two undeveloped properties will extend to a maximum debt of $5.5 million. SRDS charges the Company annual lease rates of approximately 11.5% of the total cost of each project; in addition, the Company is responsible for the payment of all property taxes, insurance and common area maintenance expenses. Based on independent appraisals that have been performed on each project that has been completed, the Company believes that the terms of the leases that replaced the guarantee obligations are at least comparable to those that could be obtained in an arms’ length transaction. As part of the ongoing operation of SRDS, the Company receives a management fee associated with the administrative functions that are provided to SRDS.

10.    Benefit Plans

The Company has established a defined contribution 401(k) plan for full time employees who are least 21 years old and have completed 90 days of service. Employees may contribute up to 15% of their applicable compensation to the plan, and the Company will match up to 50% of the first 6% of the employee contributions made after the employee has completed one year of service. As of August 1, 2001, the Company amended the plan to provide for matching contributions equal to 100% of the first 3% of employee withholdings and 50% of the next 2% of employee withholdings.

At its option, the Company may also make supplemental contributions to the plan. During the years ended July 31, 2000 and 2001, the six months ended January 31, 2002, and the year ended January 31, 2003, the Company contributed approximately $0.8 million, $1.0 million, $0.5 million, and $1.1 million, respectively, to the plan.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

11.    Preferred Stock Preference

As part of the Company’s recapitalization and reorganization that took place in 1998, a total of 213,720 shares of preferred stock were issued in exchange for existing common stock of the Company; such shares were valued as of the date of the transaction at $87.18 per share and bear a cumulative dividend of 10% that is not payable until declared by the Company’s board of directors. Such cumulative dividends must be paid before dividends on the common stock can be distributed. At January 31, 2002 and January 31, 2003, there were $6.1 million ($34.96 per share) and $8.2 million ($47.17 per share), respectively, of accumulated dividends that had not been declared as payable by the Company’s board of directors. On January 24, 2003, the board of directors declared a preferred stock dividend as of April 30, 2003 in the amount of $8.8 million ($50.53 per share) contingent upon the completion of a proposed initial public offering.

During the years ended July 31, 2000 and 2001, and the six months ended January 31, 2002, the Company redeemed 1,283 shares, 35,792 shares and 1,997 shares of the preferred stock at a total cost of $0.1 million, $4.1 million and $0.2 million, respectively, of which $0.015 million, $1.0 million and $0.07 million, respectively, represented accumulated dividends.

12.    Sale of Rent-to-Own Business Unit

On February 1, 2001, the Company sold substantially all of the assets of its rent-to-own business unit. The cash purchase price for the rent-to-own assets was $1.9 million and the Company recognized a loss from the transaction of $0.6 million. The loss, net of taxes, is included in the loss from discontinued operations. Operating results of the discontinued rent-to-own operations are as follows (such amounts have been reclassified to the discontinued operations section of the statement of operations) and are included in the following table (in thousands):

	Years Ended July 31,
	2000	2001
Net revenues	$5,613	$2,540
Income (loss) before income taxes	47	(261)
Loss on disposition of assets		(607)
Provision for income taxes	(17)	323

Income (loss) from discontinued operations	$30	$(546)

13.    Contingencies

In December 2002, Martin E. Smith, as named plaintiff, filed a lawsuit against the Company in the state district court in Jefferson County, Texas, that attempts to create a class action for breach of contract and violations of state and federal consumer protection laws arising from the terms of the Company’s service maintenance agreements. The lawsuit alleges an inappropriate overlap in the product warranty periods provided by the manufacturer and the periods covered by the service maintenance agreements that the Company sells. The lawsuit seeks unspecified actual damages as well as an injunction against the Company’s current practices and extension of affected service contracts. The Company believes that the warranty periods covered in its service maintenance agreements are consistent with industry practice. The Company also believes that it is premature to predict whether class action status will be granted or, if granted, the outcome of this litigation.

Conn Appliances, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

	January 31, 2003	July 31, 2003
Assets
Current Assets
Cash and cash equivalents	$2,448	$2,234
Accounts receivable, net	12,617	15,906
Interest in securitized assets	60,803	64,840
Inventories	46,118	50,433
Deferred income taxes	3,981	4,011
Prepaid expenses and other assets	3,473	2,298

Total current assets	129,440	139,722
Debt issuance and other costs	543	569
Non-current deferred income tax asset	4,785	4,048
Property and equipment
Land	3,746	3,714
Buildings	6,189	5,482
Equipment and fixtures	6,704	7,085
Transportation equipment	2,687	2,716
Leasehold improvements	42,219	44,521

Subtotal	61,545	63,518
Less accumulated depreciation	(23,279)	(26,343)

Total property and equipment, net	38,266	37,175
Goodwill, net	7,917	7,917
Other assets, net	607	574

Total assets	$181,558	$190,005

Liabilities and Stockholders’ Equity
Current Liabilities
Notes payable	$7,500	$5,275
Current portion of long-term debt	7,928	7,991
Accounts payable	24,501	31,943
Accrued expenses	8,601	8,346
Income taxes payable	949	1,606
Deferred income taxes	209	—
Deferred revenue	6,873	6,115
Other current liabilities	—	44

Total current liabilities	56,561	61,320
Long-term debt	36,564	30,114
Non-current deferred tax liability	250	368
Deferred gain on sale of property	977	895
Fair value of derivatives	4,537	2,641
Stockholders’ equity
Preferred stock ($0.01 par value, 300,000 shares authorized; 174,648 issued and outstanding at January 31, 2003 and July 31, 2003) 10% cumulative dividend	15,226	15,226
Common stock ($0.01 par value, 30,000,000 shares authorized; 17,175,480 shares issued; and 16,719,990 shares outstanding at January 31, 2003 and July 31, 2003)	172	172
Accumulated other comprehensive income	2,751	4,141
Retained earnings	68,131	78,739
Treasury stock at cost (437,010 and 455,490 shares of common stock at January 31, 2003 and July 31, 2003, respectively)	(3,611)	(3,611)

Total stockholders’ equity	82,669	94,667

Total liabilities and stockholders’ equity	$181,558	$190,005

See notes to consolidated financial statements.

Conn Appliances, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except earnings per share)

	Six Months Ended July 31,
	2002	2003
Revenues
Net sales	$190,323	$209,441
Finance charges and other	29,680	30,145

Total revenues	220,003	239,586
Cost and expenses
Cost of goods sold, including warehousing and occupancy costs	135,828	153,593
Selling, general and administrative expense	63,913	64,154
Interest expense	3,125	3,216
Provision for bad debts	1,487	2,188

Total cost and expenses	204,353	223,152

Earnings before income taxes	15,650	16,434
Provision for income taxes
Current	(6,575)	(5,300)
Deferred	1,019	(527)

Total provision for income taxes	(5,556)	(5,827)

Net income	10,094	10,607
Less preferred dividends	(1,067)	(1,173)

Net income available for common stockholders	$9,027	$9,434

Earnings per share
Basic	$0.54	$0.56
Diluted	$0.54	$0.56
Average common shares outstanding
Basic	16,728	16,720
Diluted	16,728	16,720

See notes to consolidated financial statements.

Conn Appliances, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands except share repurchase amounts)

	Preferred Stock		Common Stock		Accumulated Other Compre- hensive Income	Retained Earnings	Treasury Stock		Total
	Shares	Amount	Shares	Amount			Shares	Amount
Balance January 31, 2003	175	$15,226	17,175	$172	$2,751	$68,131	455	$(3,611)	$82,669
Net income						10,608			10,608
Unrealized gain on derivative instruments, net of tax of $242					1,151				1,151
Adjustment of fair value of interest in securitized assets, net of tax of $131					239				239

Total comprehensive income									11,998

Balance July 31, 2003	175	$15,226	17,175	$172	$4,141	$78,739	455	$(3,611)	$94,667

See notes to consolidated financial statements.

Conn Appliances, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Six Months Ended July 31,
	2002	2003
Cash flows from operating activities
Net income	$10,094	$10,608
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,739	3,637
Provision for bad debts	1,487	2,188
Provision for deferred income taxes	(1,019)	527
Loss (gain) from sale of assets	(5)	(16)
Ineffectiveness of derivatives	11	(98)
Change in operating assets and liabilities:
Accounts receivable	(11,601)	(6,431)
Interests in securitized assets	(13,269)	(4,037)
Proceeds from sale of loans receivable	18,723	176
Inventory	(6,672)	(4,315)
Prepaid expenses and other assets	(1,089)	1,208
Accounts payable	3,494	7,442
Accrued expenses	426	(255)
Income taxes payable	(305)	657
Deferred service contract revenue	44	(758)
Other current liabilities	(25)	44

Net cash provided by operating activities	3,033	10,577
Cash flows from investing activities
Purchase of property and equipment	(9,319)	(2,064)
Proceeds from sale of property	5	189

Net cash used by investing activities	(9,314)	(1,875)
Cash flows from financing activities
Purchase of treasury stock	(200)	—
Net borrowings (payments) under line of credit	6,869	(7,637)
Increase in debt issuance costs	(424)	(304)
Payment of promissory notes	(655)	(976)

Net cash used by financing activities	5,590	(8,917)

Net change in cash	(691)	(214)
Cash and cash equivalents
Beginning of the year	1,571	2,448

End of the year	$880	$2,234

See notes to consolidated financial statements.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

July 31, 2003

1.    Significant Accounting Policies

Basis of Presentation.    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature. Operating results for the six months ended July 31, 2003 are not necessarily indicative of the results that may be expected for the year ending January 31, 2004. The financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto.

The balance sheet at January 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

Principles of Consolidation.    The consolidated financial statements include the accounts of Conn Appliances, Inc. and its subsidiaries, limited liability companies and limited partnerships, all of which are wholly-owned (the “Company”), which is also known as Conn Texas. All material inter-company transactions and balances have been eliminated in consolidation.

The Company enters into securitization transactions to finance its retail installment and revolving customer receivables. These securitization transactions are accounted for as sales in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities because the Company has relinquished control of the receivables. Since the Company has relinquished control over these receivables and does not control the qualifying special purpose subsidiary that holds the receivables, the amounts held in these securitization facilities are not included in the consolidated financial statements of the Company.

Earnings Per Share.    In accordance with SFAS No. 128, Earnings per Share, the Company calculates basic earnings per share by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effects of any stock options granted calculated under the treasury method; as there were no options outstanding in the interim periods that were valued in excess of the grant price, there were no such shares included in outstanding share total. Since the preferred stock dividend obligations of the Company are cumulative, they have been reported on the Consolidated Statements of Operations even though they have not yet been declared as payable.

Goodwill.    Goodwill represents primarily the excess of purchase price over the fair market value of net assets acquired. Effective February 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets whereby goodwill is no longer amortized, but rather the Company assesses the potential future impairment of goodwill on an annual basis, or at any other time when impairment indicators exist. Information presented in the Consolidated Statements of Operations for all periods excludes any amortization of goodwill.

Stock-Based Compensation.    As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company follows the intrinsic value method of accounting for stock-based compensation issued to

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

employees, as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Since all options have been issued at or above fair value, no compensation expense has been recognized under the Company’s stock option plan for any of the financial statements presented.

If compensation expense for the Company’s stock option plan had been recognized using the fair value method of accounting under SFAS 123, net income from continuing operations and earnings per share would have decreased by 1.8% for both the six months ended July 31, 2002 and 2003. The fair value of the options issued was estimated on the date of grant, using the minimum valuation option-pricing model with the following weighted average assumptions used for grants during the quarter and six months ended July 31, 2002: expected risk free interest rates of 6.3% and expected lives of 5 years in all periods. The following table presents the impact to earnings per share if the Company had adopted the fair value recognition provisions of SFAS 123 (in thousands except per share data):

	Six Months Ended July 31,
	2002	2003
Net income available for common stockholders	$9,027	$9,434
Stock-based compensation, net of tax, that would have been reported under SFAS 123	(161)	(169)

Pro forma net income	$8,866	$9,265

Pro forma earnings per share:
Basic	$.53	$.55
Diluted	$.53	$.55

Recent Accounting Pronouncements.    In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 requires the consolidation of entities in which a company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by a company when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Company is currently evaluating the effects of the issuance of FIN 46 on the accounting for its leases with Specialized Realty Development Services, LP. We do not anticipate the adoption of FIN 46 will have a material impact on the Company’s consolidated financial statements.

Reclassifications.    Certain reclassifications have been made in the prior years’ financial statements to conform to the current year’s presentation.

2.    Unusual Items

Modification to Calculation of Sales Compensation.    During the six months ended July 31, 2003, the Company changed the methodology on how sales commissions are calculated and paid. The previous practice of advancing a semi-monthly draw against commissions to be earned was eliminated and previous amounts in excess of commissions earned that were held for offset against future commissions (“arrearages”) were forgiven and were charged to the statement of income. As a result of the modification of this program, $0.7 million was charged to the Consolidated Statement of Operations for the six months ended July 31, 2003.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

Automation of Revenue Adjustments.    During the six months ended July 31, 2003, the Company automated its Credit Control Department so that revenue adjustments that were previously estimated based on a manual process were automatically uploaded for posting to a customer’s account. While this process allowed the Company to refine its level of estimation in developing a monthly adjustment and also allowed it to reduce personnel requirements in this department, it accelerated the recognition of revenue adjustments in the current period. As a result, the Company recognized approximately $0.6 million in write-offs in the six months ended July 31, 2003, that would have previously been deferred to a future time period.

3.    Fair Value of Derivatives

The Company held interest rate swaps and collars with notional amounts totaling $100.0 million as of January 31, 2003 and July 31, 2003, with terms extending through 2005. Until September 2002, these instruments were accounted for as cash flow hedges. Of these instruments, $80.0 million were designated as hedges against the Company’s variable interest rate risk related to the cash flows from its interest only strip. The remaining $20.0 million of these instruments were designated as hedges against the Company’s variable rate debt.

In September 2002, the Company entered into a new agreement to sell customer receivables. As a result of that new agreement, the Company discontinued hedge accounting for the $80.0 million of hedges previously designated to the interest only strip. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recognized changes in fair value for those derivatives after September 2002 as interest expense, and is amortizing the amount of accumulated other comprehensive loss related to those derivatives into interest expense over the remaining term of the instruments, which expire ending in November 2003. This change had no effect on the $20.0 million of instruments designated as hedges against the Company’s variable rate debt.

Ineffectiveness, which arises from differences between the interest rate stated in the derivative instrument and the interest rate upon which the underlying hedged transaction is based, totaled $.01 million for the six months ended July 31, 2002, and $(.1) million for the six months ended July 31, 2003, and is reflected in “Interest Expense” in the consolidated statement of operations. Ineffectiveness for the six months ended July 31, 2003 includes $.2 million related to discontinued hedge accounting.

4.    Letters of Credit

The Company had outstanding at January 31, 2003 and July 31, 2003 unsecured letters of credit aggregating $10.5 million and $10.7 million, respectively, that secure a portion of the asset-backed securitization program and the deductible under the Company’s insurance program. The maximum potential amount of future payments under these letters of credit is considered to be the face amount of the letter of credit. As part of the asset-backed securitization program, the Company arranged for the issuance of a stand-by letter of credit in the amount of $10.0 million to provide assurance to the trustee that monthly funds collected by the Company would be remitted as required under the base indenture and other related documents. The letter of credit has a term of one year and expires in September 2003, at which time the Company expects to renew such obligation. The Company also has an obligation to provide additional letters of credit under its insurance program in amounts considered sufficient by the carrier to cover expected losses of claims that remain open after the expiration of the initial policy coverage period. The letter of credit is callable, at the option of the insurance company, if the Company does not honor its requirement to fund deductible amounts as billed.

CONN APPLIANCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

5.    Stock Preference

As part of the Company’s recapitalization and reorganization that took place in 1998, a total of 213,720 shares of preferred stock were issued in exchange for existing common stock of the Company; such shares were valued as of the date of the transaction at $87.18 per share and bear a cumulative dividend of 10% that is not payable until declared by the Company’s board of directors. Such cumulative dividends must be paid before dividends on the common stock can be distributed. At July 31, 2003, there were $9.4 million ($53.89 per share) of accumulated dividends that had not been declared as payable by the Company’s board of directors. In September 2003, the board of directors declared a preferred stock dividend as of November 30, 2003 of $10.2 million ($58.37 per share) contingent upon the completion of a proposed initial public offering.

6.    Contingencies

In December 2002, Martin E. Smith, as named plaintiff, filed a lawsuit against the Company in the state district court in Jefferson County, Texas, that attempts to create a class action for breach of contract and violations of state and federal consumer protection laws arising from the terms of the Company’s service maintenance agreements. The lawsuit alleges an inappropriate overlap in the product warranty periods provided by the manufacturer and the periods covered by the service maintenance agreements that the Company sells. The lawsuit seeks unspecified actual damages as well as an injunction against the Company’s current practices and extension of affected service contracts. The Company believes that the warranty periods covered in its service maintenance agreements are consistent with industry practice. The Company also believes that it is premature to predict whether class action status will be granted or, if granted, the outcome of this litigation.

[Graphic depicting home appliances, consumer electronics and bedding store displays and service and delivery functions]

             Shares

PROSPECTUS

Stephens Inc.

SunTrust Robinson Humphrey

                    , 2003

Dealer Prospectus Delivery Obligation

Until                     , 2003 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses, other than underwriting discounts, payable in connection with the sale of common stock being registered, all of which will be paid by the registrant:

	Amount
Registration fee—Securities and Exchange Commission		$5,536.00
Filing fee—National Association of Securities Dealers, Inc.		7,343.00
Listing fee—The Nasdaq National Market
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue sky fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous

Total	$

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorney’s fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action to which such persons are a party or are threatened to be made a party by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification. The registrant’s certificate of incorporation provides that the registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

As permitted by Section 102 of the DGCL, the registrant’s certificate of incorporation provides that no director shall be liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (1) for breaches of the director’s duty of loyalty to the registrant or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for the unlawful payment of dividends or unlawful stock purchases or redemption under Section 174 of the DGCL; or (4) for any transaction from which the director derived an improper personal benefit.

The underwriting agreement provides that the underwriters are obligated to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1 of this registration statement.

The registrant maintains directors and officer’s liability insurance for the benefit of its directors and certain of its officers and intends to enter into indemnification agreements (in the form filed as Exhibit 10.16 of this registration statement) for the benefit of its directors and executive officers.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

The shareholders of Conn Texas voted to approve the merger of Conn Texas with a wholly owned subsidiary of the registrant at a special meeting of shareholders held on February 7, 2003. The merger will be effective upon the consummation of the offering contemplated by this registration statement. Holders of Conn Texas common stock, $0.01 par value per share, will receive one share of the registrant’s common stock for each share of Conn Texas common stock held. Holders of Conn Texas preferred stock, $0.01 par value per share, will receive one share of the registrant’s preferred stock, $0.01 per share, for each share of Conn Texas preferred stock held. The preferred stock issued in the merger will be redeemed on a mandatory basis for cash or shares of the registrant’s common stock at the option of the stockholder. The conversion ratio into common stock is calculated by dividing the liquidation value (including accrued and unpaid dividends) of the Conn Texas preferred stock by the offering price per share of the registrant’s common stock sold in the offering contemplated by this registration statement.

The offering and sale of securities effected by the merger are exempt under Section 4(2) of the Securities Act and Rule 506 thereunder. The offering was limited to the shareholders of Conn Texas, who consist of persons that qualify as accredited investors and fewer than 35 other persons. Non-accredited offerees were represented by a “purchaser representative” as defined in Rule 501(h) under the Securities Act. The registrant complied with all of the applicable requirements of Rules 501 and 502.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See exhibits listed on the Exhibit Index following the signature page of this registration statement, which is incorporated herein by reference.

(b)	Financial Statement Schedules

None.

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beaumont, State of Texas, on the 23rd day of September, 2003.

CONN’S, INC.

By:	/s/ Thomas J. Frank, Sr.
Thomas J. Frank, Sr., Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas J. Frank, Sr. and C. William Frank and each of them acting individually, as true and lawful attorneys-in-fact and agents each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 of the SEC and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Thomas J. Frank, Sr. Thomas J. Frank, Sr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 23, 2003

/s/ C. William Frank C. William Frank	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 23, 2003

/s/ Marvin D. Brailsford Marvin D. Brailsford	Director	September 23, 2003

/s/ Jon E.M. Jacoby Jon E.M. Jacoby	Director	September 23, 2003

/s/ Bob L. Martin Bob L. Martin	Director	September 23, 2003

/s/ Douglas H. Martin Douglas H. Martin	Director	September 23, 2003

/s/ William T. Trawick William T. Trawick	Director	September 23, 2003

/s/ Theodore M. Wright Theodore M. Wright	Director	September 23, 2003

EXHIBIT INDEX

Exhibit Number		Description

*1		Form of Underwriting Agreement

2		Agreement and Plan of Merger dated January 15, 2003, by and among Conn’s, Inc., Conn Appliances, Inc. and Conn’s Merger Sub, Inc.

3.1		Certificate of Incorporation of Conn’s, Inc.

3.2		Bylaws of Conn’s, Inc.

	*4.1	Specimen of certificate for shares of Conn’s, Inc.’s common stock

*5		Opinion of Winstead Sechrest & Minick P.C.

10.1		Amended and Restated 2003 Incentive Stock Option Plan

10.2		2003 Non-Employee Director Stock Option Plan

10.3		Employee Stock Purchase Plan

10.4		Conn’s 401(k) Retirement Savings Plan

10.5		Shopping Center Lease Agreement dated May 3, 2000, by and between Beaumont Development Group, L.P., f/k/a Fiesta Mart, Inc., as Lessor, and CAI, L.P., as Lessee, for the property located at 3295 College Street, Suite A, Beaumont, Texas

10.5.1		First Amendment to Shopping Center Lease Agreement dated September 11, 2001, by and among Beaumont Development Group, L.P., f/k/a Fiesta Mart, Inc., as Lessor, and CAI, L.P., as Lessee, for the property located at 3295 College Street, Suite A, Beaumont, Texas

10.6		Industrial Real Estate Lease dated June 16, 2000, by and between American National Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 8550-A Market Street, Houston, Texas

10.7		Lease Agreement dated December 5, 2000, by and between Prologis Development Services, Inc., f/k/a The Northwestern Mutual Life Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 4810 Eisenhauer Road, Suite 240, San Antonio, Texas

10.7.1		Lease Amendment No. 1 dated November 2, 2001, by and between Prologis Development Services, Inc., f/k/a The Northwestern Mutual Life Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 4810 Eisenhauer Road, Suite 240, San Antonio, Texas

10.8		Lease Agreement dated August 18, 2003, by and between Robert K. Thomas, as Lessor, and CAI, L.P., as Lessee, for the property located at 4610-12 McEwen Road, Dallas, Texas

10.9		Credit Agreement dated April 24, 2003, by and among Conn Appliances, Inc. and the Borrowers thereunder, the Lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and SunTrust Bank, as Documentation Agent

10.10		Receivables Purchase Agreement dated September 1, 2002, by and among Conn Funding II, L.P., as Purchaser, Conn Appliances, Inc. and CAI, L.P., collectively as Originator and Seller, and Conn Funding I, L.P., as Initial Seller

10.11		Base Indenture dated September 1, 2002, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee

10.12		Series 2002-A Supplement to Base Indenture dated September 1, 2002, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee

Exhibit Number	Description

10.13	Series 2002-B Supplement to Base Indenture dated September 1, 2002, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee

10.14	Servicing Agreement dated September 1, 2002, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank Minnesota, National Association, as Trustee

*10.15	Form of Employment Agreement

10.16	Form of Indemnification Agreement

21	Subsidiaries of Conn’s, Inc.

23.1	Consent of Ernst & Young LLP

*23.2	Consent of Winstead Sechrest & Minick P.C. (included in Exhibit 5)

24	Power of Attorney (included on the signature page hereof)

*	To be filed by amendment.